UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-5805

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
THE JPMORGAN CHASE 401(k)
SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JPMORGAN CHASE & CO.
270 Park Avenue
New York, New York 10017

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
The JPMorgan Chase 401(k) Savings Plan
New York, New York

We have audited the accompanying Statement of Net Assets Available for Benefits of The JPMorgan Chase 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets held at end of year as of December 31, 2016, and (2) assets both acquired and disposed of within the Plan year for the year ended December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Department of Labor’s ("DOL") Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Meaden & Moore, Ltd.
Cleveland, Ohio

June 27, 2017

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

December 31,	2016	2015
Assets:
Investments at fair value	$20,677,766,584	$18,334,939,913
Investments at contract value	2,308,463,925	2,092,610,651
Total investments	22,986,230,509	20,427,550,564

Receivables:
Employers’ contributions	477,679,391	466,282,005
Notes receivable from participants	506,583,334	510,110,960
Due from brokers for investments sold	207,026,507	261,269,888
Participants’ contributions	22,857,943	21,965,213
Accrued interest and dividends	14,323,505	12,568,694
Other	4,437,110	1,526,965
Total receivables	1,232,907,790	1,273,723,725

Cash (noninterest-bearing)	11,148,338	11,601,007
Total assets	24,230,286,637	21,712,875,296

Liabilities:
Derivative payables	3,742,763	5,506,035
Total liabilities at fair value	3,742,763	5,506,035
Payable to brokers for investments purchased	458,078,155	502,988,403
Accrued expenses	3,089,342	3,768,790
Other	137,943	272,191
Total liabilities	465,048,203	512,535,419
Net assets available for benefits	$23,765,238,434	$21,200,339,877
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available For Benefits

Years Ended December 31,	2016	2015
Additions:
Contributions:
Participants	$938,394,177	$914,517,721
Employers	471,284,262	461,018,182
Rollovers	150,428,421	137,047,045
Total contributions	1,560,106,860	1,512,582,948
Investment income:
Dividend income:
JPMorgan Chase & Co. common stock	88,998,538	81,842,659
Other	73,598,510	85,753,706
Interest income	61,865,335	63,289,913
Net appreciation in fair value of investments	2,416,834,511	89,185,884
Increase in net assets available for benefits from investment income	2,641,296,894	320,072,162
Interest income on notes receivable from participants	16,028,869	15,780,286
Total additions	4,217,432,623	1,848,435,396

Deductions:
Benefits paid to participants	1,638,616,886	1,802,552,535
Administrative expenses	13,917,180	16,762,218
Total deductions	1,652,534,066	1,819,314,753
Net increase	2,564,898,557	29,120,643
Net assets available for benefits, beginning of year	21,200,339,877	21,171,219,234
Net assets available for benefits, end of year	$23,765,238,434	$21,200,339,877
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

1. Description of the Plan
The JPMorgan Chase 401(k) Savings Plan (“Plan”) is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a wholly-owned bank subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase”), which is a leading global financial services firm and one of the largest banking institutions in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase Bank, N.A. is a national banking association that has retail branches in 23 states and operates nationally as well as through overseas branches and subsidiaries, representative offices and subsidiary foreign banks.
The following is a general description of the Plan. Refer to the Plan’s Summary Plan Description and legal plan document for a more complete description of the Plan.
General
The Plan enables eligible employees (i.e., Participants) of JPMorgan Chase and certain of its affiliated companies to save and invest for their retirement in an individual account. All amounts contributed to a Participant’s account under the Plan are held in a trust fund administered by JPMorgan Chase Bank, N.A., as Trustee.
The Plan is administered by a plan administrator who is appointed by the Board of Directors of JPMorgan Chase or JPMorgan Chase Bank, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the Participant’s individual investment decisions.
Eligibility
Full-time employees are eligible to enroll in the Plan as of their first day of employment. Part-time employees are eligible to participate after completing 60 days of service. Newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate unless they otherwise enroll themselves or opt out of the Plan within their first 31 days of eligibility. Further, unless the employees elect a different rate, for employees who are automatically enrolled, their contribution rate is automatically increased annually by 1% until they reach a before-tax contribution rate of 5%. Unless another investment election is chosen, Participant contributions are invested in one of the Plan’s qualified default investment funds, the Target Date Funds.
Contributions
Participant contributions
The Plan allows Participants to defer on a pre-tax and/or Roth 401(k) basis through payroll deductions up to 50% (in 1% increments) of their eligible compensation subject to certain legal limitations (“Contributions”). Eligible compensation generally means base salary/regular pay and variable incentive compensation. Eligible compensation excludes overtime, sign-on bonuses and similar awards, referral awards, stipends, non-cash awards (such as equity awards), and allowances. The maximum annual eligible compensation under the Plan may not exceed the applicable statutory limit.
In addition, Participants who are age 50 or older are permitted to make additional Contributions known as “catch-up” contributions.
Employer matching contributions
Generally, except as discussed below, each contributing employer (“Contributing Employer”) makes an annual matching contribution ("Matching Contribution") on behalf of each Participant who has completed one year of service in an amount equal to 100% of the Participant’s Contributions up to 5% of eligible compensation – provided that the Participant is employed by the Firm at the end of the calendar year, unless certain specified conditions are met. Participants whose total annual cash compensation is $250,000 or more are not eligible to receive Matching Contributions. The determination of total annual cash compensation is made each August 1 and applies for the next succeeding calendar year.
Matching Contributions are invested in the same manner as a Participant’s Contributions.
Employer discretionary contributions
In December 2016 and 2015, JPMorgan Chase Bank, N.A., on behalf of each Contributing Employer, announced the granting of discretionary contributions to certain non-highly compensated employees. The contributions were allocated to the accounts of the eligible employees in January 2017 and 2016, respectively. The awards were immediately 100% vested and were invested in the same manner as the Participants’ Contributions or, in the absence of such an election, a Target Date Fund as described above.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Rollover contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers; individual retirement accounts (“IRA”); governmental 457 plans; and 403(b) annuity plans. After-tax rollovers are not accepted by the Plan; however the Plan accepts Roth 401(k) rollovers.
Dividend election
The JPMorgan Chase Common Stock Fund has been designated as a nonleveraged employee stock ownership plan. As such, Participants may elect to have any dividends attributable to their vested balance paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the JPMorgan Chase Common Stock Fund.
Vesting
A Participant’s Contributions are always 100% vested, including any associated investment performance (or “earnings”). Participants will become 100% vested in the value of the Matching Contributions, including any associated investment performance, after they have completed three years of service. Employer discretionary contributions, if any, vest according to the schedule communicated at the time they were announced.
Forfeited accounts
Matching Contributions that are forfeited can be used to reduce a Contributing Employer’s future Matching Contributions and/or Plan expenses that would otherwise be paid directly by the Contributing Employer. For the years ended December 31, 2016 and 2015, $4,652,332 and $6,363,747, respectively, of the forfeited amounts were used to reduce Contributing Employer’s Matching Contributions.
Distributions
Withdrawal of contributions
The Plan allows a Participant to withdraw all or any portion of his or her vested account balance attributable to after-tax contributions or contributions rolled over from another qualified plan or IRA, if any. Certain individuals who participated in prior plans may also withdraw other types of nonforfeitable employer contributions, subject to certain restrictions.
Participants who have withdrawn all amounts permissible under the preceding paragraph may request to withdraw up to the remaining amount of their vested account balance only upon attaining age 59 1/2 or for reasons of financial hardship (limited to amounts that are eligible to be withdrawn for financial hardship per plan provisions).
The Plan allows for in-plan Roth conversions whereby certain Plan Participants who are eligible to take an in-service withdrawal or distribution can convert certain non-Roth account balances in the Plan to Roth accounts.
Payment of vested benefits
A Participant who terminates employment may elect to receive the value of his or her vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as his or her beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.
A terminated Participant whose vested account balance under the Plan (including loans) is $1,000 or more may elect to: (1) receive a lump sum payment; (2) obtain a rollover payment to an IRA (traditional or Roth) or another employer’s qualified plan; (3) receive monthly, quarterly or annual installments over a period not exceeding their life expectancy, or (4) defer receipt of the distribution until April 1 of the year after they attain the age of 70 1/2. A Participant will be deemed to have elected to defer receipt of his or her account balance to April 1 of the year following the year in which he or she attains age 70 1/2 unless otherwise elected by the month following the date of his or her 65th birthday.
If a terminated Participant’s vested account balance does not exceed $1,000, the account balance, less any required income tax withholding, will be paid to the Participant in a single lump sum. However, the Participant may elect to directly roll over the distribution to an IRA (traditional or Roth) or another employer’s qualified plan without any required income tax withholding.
Notes receivable from participants
The Plan permits Participants to borrow a portion of their vested account balance without paying income taxes or incurring income tax penalties. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of their account balance. The interest rate on a loan is based on the prime rate in effect on the first business day of the month, and it is fixed for the duration of the loan. Generally, loans must be paid off within five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. The Plan

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

limits Participants to two outstanding loans at any time. Loan principal and interest are paid through payroll deductions. Notes receivable from participants in the Statement of Net Assets Available for Benefits are measured at the principal amount outstanding.
Administrative expenses
To the extent not paid in full or in part by the Contributing Employers, the trustee uses Plan assets to pay the expenses of the Plan, such as taxes (if any) incurred on the income or assets of the trust, brokerage commissions and other expenses associated with the purchase and sale of investments, investment management fees and other expenses directly attributable to the administration of the Plan.
2. Summary of significant accounting policies
Basis of presentation
The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of estimates in the preparation of financial statements
The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and the disclosure of contingent assets and liabilities. Actual results could be different from these estimates.
Investment valuation
Investments are recorded at fair value, except for the synthetic guaranteed investment contracts ("synthetic GICs"), which are recorded at contract value. Investments measured at fair value include certain investments that use the net asset value per share ("NAV") or its equivalent as a practical expedient. For information related to the Plan’s valuation methodologies for its investments recorded at fair value, see Note 3.
Fully benefit-responsive investment contracts/synthetic GICs
A synthetic GIC is an investment contract in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from independent third parties (“Issuers”), which provide market value and cash flow risk protection to the Plan. The Plan accounts for synthetic GICs at contract value.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan that are attributable to fully benefit-responsive investment contracts. Contract value is used because that is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Changes in Net Assets Available for Benefits is prepared on a basis that reflects income credited to Participants but not realized and unrealized gains and losses on the investment contracts.
Participant withdrawals
Participant withdrawals are recorded when paid.
Differences between financial statements and Form 5500
The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500. Similarly, amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on the Form 5500 as benefits paid.

The following is a reconciliation of net assets available for benefits as disclosed in the financial statements to the Form 5500:

	At December 31,
	2016	2015
Net assets available for benefits per the financial statements	$23,765,238,434	$21,200,339,877
Less: Amounts allocated to withdrawing Participants	(6,339,517)	—
Net assets available for benefits per Form 5500	$23,758,898,917	$21,200,339,877

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

The following is a reconciliation of benefits paid to Participants as disclosed in the financial statements to Form 5500:

	Year ended December 31,
	2016	2015
Benefits paid to Participants per the financial statements	$1,638,616,886	$1,802,552,535
Add: Amounts allocated to withdrawing Participants at end of year	6,339,517	—
Benefits paid to Participants per Form 5500	$1,644,956,403	$1,802,552,535
Foreign currency translation
The Plan revalues assets and liabilities denominated in foreign (i.e., non-U.S.) currencies into U.S. dollars using applicable exchange rates as of the date of the Statements of Net Assets Available for Benefits. Income and expenses denominated in foreign currencies are revalued at the exchange rates prevailing at the date of the transaction.
Accounting and reporting developments

Financial Accounting Standards Board (“FASB”) Standards Issued but not yet Adopted
Standard	Summary of guidance	Effects on financial statements
Financial instruments - credit losses Issued June 2016
 • Replaces existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost, which will reflect the Plan's estimate of credit losses over the full remaining expected life of the financial assets.
• Required effective date: January 1, 2021. • The Plan is currently evaluating the potential impact, if any, on the financial statements.
3. Fair value measurements
Determination of fair value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. The Plan has an established and well-documented process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect constraints on liquidity and unobservable parameters when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The Plan uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions by other market participants compared with those used by the Plan could result in a different estimate of fair value at the reporting date.
During 2016, no changes were made to the Plan's valuation model that had, or are expected to have, a material impact on the Plan's Statements of Changes in Net Assets Available for Benefits.
Valuation hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Assets and liabilities
Equity securities
JPMorgan Chase & Co. common stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy. Other common and preferred stocks are valued at the closing price reported on the major stock exchange on which the individual securities are traded and are generally classified within level 1 of the valuation hierarchy. If quoted exchange prices are not available for the specific common stock, other independent pricing services or broker quotes are consulted for valuation purposes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. Other common and preferred stocks that do not have quoted exchange prices are generally classified within level 2 of the valuation hierarchy.
Corporate and U.S. federal, state, local and non-U.S. government debt securities
The Plan estimates the value of debt instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Plan may also use pricing models or discounted cash flows. Such securities are generally classified within level 1 or 2 of the valuation hierarchy.
Mortgage-backed securities
Mortgage-backed securities (“MBS”) include both U.S. government agency and U.S. government-sponsored enterprise (collectively, “U.S. government agencies”) securities, and nonagency pass-through securities. Nonagency securities are primarily residential and commercial MBS valued using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes and the relationships of recently evidenced market activity to the prices provided from independent pricing services. The Plan may also use pricing models or discounted cash flows. Such securities are generally classified within level 1 or 2 of the valuation hierarchy.
Money market funds and other
These investments predominantly consist of U.S. government money market funds and securities purchased under resale agreements (“resale agreements”). Money market funds are valued based on the amortized cost method which approximates fair value and are classified within level 1 or 2 of the valuation hierarchy. To estimate the fair value of resale agreements, cash flows are evaluated taking into consideration the terms of the resale agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based on readily observable pricing information, such resale agreements are classified within level 2 of the valuation hierarchy.
Derivatives
Exchange-traded derivatives valued using exchange prices are classified within level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the Plan’s derivative positions are predominantly valued using either relevant broker quotes or models. Both methodologies use readily observable market parameters as their basis — that is, parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. Where derivative products have been established for some time, the Plan uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and readily observable parameters including interest rates and volatility, and the credit quality of the counterparty. Further, many of these models do not contain a high level of subjectivity, as the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, as is the case for “plain vanilla” interest rate swaps, option contracts and credit default swaps. Such instruments are generally classified within level 2 of the valuation hierarchy. See Note 6 for further information on derivative instruments.
Common/collective trust funds and registered investment companies
These investments are public investment vehicles valued based on the calculated NAV of the fund. Where the funds produce a daily NAV that is validated by a sufficient level of observable activity (i.e., purchases and sales at NAV), the NAV is used to value the fund investment, and it is classified in level 1 of the valuation hierarchy. Where adjustments to the NAV are required, for example, with respect to interests in funds subject to restrictions on redemption (such as lock-up periods or withdrawal limitations) and/or observable activity for the fund investment is limited, the registered investment company investments are classified within level 2 of the valuation hierarchy. The Plan measures certain common/collective trust funds using the net asset value per share (or its equivalent) as a practical expedient.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Investments measured at net asset value
The Plan uses the NAV to determine the fair value of multiple investments, including: (1) investments that have readily determinable fair values, which are classified in level 1 of the valuation hierarchy; and (2) investments that (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company. These investments consist predominantly of investments in certain common/collective trust funds and registered investment companies.
The investment strategies for common/collective trust funds and registered investment companies underlying investments vary, and they may invest directly and indirectly in a broad range of equities, debt and derivative investments with the objective of mirroring or exceeding the total return of certain market indices (e.g., S&P 500 Index, Russell 1000 Index, Bloomberg Barclays U.S. Aggregate Bond Index). Strategies may vary based on global macroeconomic views, expected directional movements in the financial markets, market capitalization (e.g., large, medium or small cap stocks), and other strategies. Certain of these investments could be subject to restrictions on redemption in the future as indicated above; and certain of these investments may be sold based on the level of capital markets activity, market levels, the performance of the broader economy and investments-specific issues.
The Plan has no commitments to make additional investments in financial instruments that are valued at NAV.
The following tables present the financial instruments carried at fair value as of December 31, 2016 and 2015, by major product category and fair value hierarchy.
Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy
December 31, 2016	Level 1(b)	Level 2(b)	Total fair value
Equity securities:
JPMorgan Chase & Co.	$4,067,931,934	$—	$4,067,931,934
Other equity securities	2,037,711,476	1,841	2,037,713,317
Total equity securities	6,105,643,410	1,841	6,105,645,251
Registered investment companies	—	419,741,062	419,741,062
Corporate debt securities(a)	—	1,342,941,411	1,342,941,411
U.S. federal, state, local and non-U.S. government securities	558,024,275	63,434,865	621,459,140
Mortgage-backed securities(a)	114,752,978	30,822,478	145,575,456
Money market funds and other	302,444,563	—	302,444,563
Derivatives receivables	—	9,562,673	9,562,673
Total assets measured at fair value(b)(c)	$7,080,865,226	$1,866,504,330	$8,947,369,556
Investments measured at net asset value(c)			11,730,397,028
Total investments at fair value			$20,677,766,584

Derivative payables	$—	$3,742,763	$3,742,763
Total liabilities measured at fair value	$—	$3,742,763	$3,742,763

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy
December 31, 2015	Level 1(b)	Level 2(b)	Total fair value
Equity securities:
JPMorgan Chase & Co	$3,387,215,854	$—	$3,387,215,854
Other equity securities	1,889,766,339	398	1,889,766,737
Total equity securities	5,276,982,193	398	5,276,982,591
Registered investment companies	371,821,234	7,196,520	379,017,754
Corporate debt securities	—	1,127,436,082	1,127,436,082
U.S. federal, state, local and non-U.S. government securities	518,963,343	117,785,216	636,748,559
Mortgage-backed securities	94,673,602	31,409,653	126,083,255
Money market funds and other	308,698,722	1,200,013	309,898,735
Derivative receivables	—	3,174,129	3,174,129
Total assets measured at fair value(b)(c)	$6,571,139,094	$1,288,202,011	$7,859,341,105
Investments measured at net asset value(c)			10,475,598,808
Total investments at fair value			$18,334,939,913

Derivative payables	$—	$5,506,035	$5,506,035
Total liabilities measured at fair value	$—	$5,506,035	$5,506,035

(a)	Certain investments for the year ended December 31, 2016 have limited observable inputs.

(b)	For the years ended December 31, 2016 and 2015, there were no material transfers between levels 1 and 2.

(c)	investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient are not required to be classified in the fair value hierarchy.
4. Investment program
As of December 31, 2016, the Plan offers Participants 29 investment options, which consists of: nine Target Date Funds (most of the underlying funds are index funds) and 20 core investment funds, which are composed of six fixed-income funds, nine domestic equity funds (five are index funds), three international equity funds (two are index funds), one emerging markets equity index fund, and the JPMorgan Chase Common Stock Fund.
Effective January 12, 2015, the Plan added the 2055 Target Date Fund to the Target Date Fund series. Effective November 6, 2015, the Plan no longer offered as investment options the Mid Cap Value Fund and the Mid Cap Growth Fund, and all assets that were in those funds were transferred to the S&P Mid-Cap 400 Index Fund, which became available for investment on November 9, 2015. Effective December 18, 2015, the Small Cap Core Fund was converted from a mutual fund format to a separate account format.
Effective March 11, 2016, the Target Date 2015 Fund merged into the Target Date Income Fund and the Core Bond Fund was converted from a mutual fund format to a commingled account format.
Fund transactions are processed on a daily basis and are recorded at an aggregate level within the Trust Fund. Great-West Financial Retirement Plan Services, LLC, administers the Plan.
Participants may elect to direct or change the allocation of their account balances and contributions in the investment funds on a daily basis. Participant requests for fund reallocations, transfers and distributions are processed on a daily basis using NAV. Changes become effective on the same business day if the New York Stock Exchange is open and the request is made before 4 p.m. Eastern Time, or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes become effective on the next business day.
The Plan Administrator may place restrictions on investments in the funds and on daily transfers and reallocations among funds.
5. Investments in synthetic guaranteed investment contracts
The Stable Value Fund invests in synthetic GICs, which are also known as wrapper contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution that is backed by a portfolio of bonds or other fixed income securities (the “underlying assets”) that are owned by the Plan. The wrapper contract is designed to protect the contract value of these underlying assets. Under these contracts, realized and unrealized gains and losses on the underlying assets are not immediately recognized in the net assets of the Plan, but are amortized over the maturity or duration of the underlying assets,

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

through adjustments to the future interest crediting rate of the synthetic GICs as discussed further below. The issuer of the wrapper contract guarantees that all qualified participant withdrawals will take place at the contract value.
The Plan accounts for synthetic GICs at contract value. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may customarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan has not recognized any reserves to reflect the credit risk of the issuer of the synthetic GIC or otherwise.
The Plan’s wrapper contracts permit all allowable Participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring that would limit its ability to transact at contract value with the issuer of the wrapper contract nor with Participants. The wrapper contracts cannot be terminated by their issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or loss of qualified status of the Plan, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.
The following is a summary of the Plan’s investments related to fully benefit-responsive contracts recorded at contract value:

Description	2016	2015
Synthetic GICs
Prudential Bond Wrapper	$933,416,589	$721,447,665
Metlife GAC Wrapper	672,478,218	—
VOYA Contract MCA Wrapper	352,577,665	331,775,704
State Street Bank Bond Wrapper	349,991,453	329,308,715
AIG Financial Products Bond Wrapper	—	710,075,887
State Street Bank Loan Wrapper	—	2,680
Total synthetic GICs	$2,308,463,925	$2,092,610,651
6. Derivative instruments
Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange upfront the full purchase or sales price. The Plan uses derivatives to manage and invest in market risk exposures, predominantly using interest rate, foreign exchange and credit derivative contracts. For a further discussion of credit derivatives, see the discussion in the Credit derivatives section of this Note.
Accounting for derivatives
All derivatives are recorded on the Statements of Net Assets Available for Benefits at fair value, with all changes in fair value reflected in the Statements of Changes in Net Assets Available for Benefits.
Notional amount of derivative contracts
The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2016 and 2015.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

	Notional amounts(a)
December 31,	2016	2015
Interest rate contracts
Swaps	$289,760,000	$397,472,079
Futures and forwards	80,595,000	40,813,750
Written options	115,620,000	84,900,000
Purchased options	142,800,000	213,300,000
Total interest rate contracts	628,775,000	736,485,829
Credit derivatives	89,502,502	133,145,967
Foreign exchange contracts
Spot, futures and forwards	117,287,844	106,730,463
Total foreign exchange contracts	117,287,844	106,730,463
Equity contracts
Futures and forwards	7,650	12,600
Written options	11,800,000	10,500,000
Warrants	2,998	5,996
Total equity contracts	11,810,648	10,518,596
Total derivative notional amounts	$847,375,994	$986,880,855

(a)	Represents the sum of gross long and gross short third-party notional derivative contracts.
While the notional amounts disclosed above give an indication of the volume of the Plan’s derivative activities, the notional amounts significantly exceed, in the Plan’s view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.
Impact of derivatives on the Statements of Net Assets Available for Benefits
The following table summarizes the gross fair values of derivative receivables and payables ( irrespective of any legally enforceable master netting agreements) by contract type as of December 31, 2016 and 2015, respectively.

	Gross derivative receivables		Gross derivative payables
December 31,	2016	2015	2016	2015
Contract type
Interest rate	$7,306,586	$1,276,508	$3,162,132	$3,642,746
Credit	970,589	816,062	306,832	1,068,246
Equity	51,356	122,138	8,894	10,162
Foreign exchange	1,234,142	959,421	264,905	784,881
Gross fair value of derivative receivables and payables	$9,562,673	$3,174,129	$3,742,763	$5,506,035
Derivatives gains and losses
The following table presents derivatives, by contract type, and the gains/(losses) recorded on such derivatives for the years ended December 31, 2016 and 2015, respectively. All amounts are recorded in net appreciation in fair value of investments in the Statements of Changes in Net Assets Available for Benefits.

	Derivatives gains/(losses)
Year ended December 31,	2016	2015
Contract type
Interest rate	$(2,670,955)	$(7,206,420)
Credit	928,188	(1,090,895)
Equity	2,228,632	121,097
Foreign exchange	2,235,255	5,136,832
Total	$2,721,120	$(3,039,386)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Plan to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Plan proves to be of insufficient value to cover the payment obligation. It is the policy of the Plan to conduct its derivative activity under legally enforceable master netting agreements and collateral agreements to mitigate derivative counterparty credit risk. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default. Collateral/margin agreements provide for a security interest in or title transfer of securities or cash collateral/margin with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against the cash equivalent of any posted collateral/margin.
The amount of derivative receivables reported on the Statements of Net Assets Available for Benefits is the fair value of the derivative contracts excluding the impact of any legally enforceable master netting agreements and cash collateral held by the Plan. These amounts represent the cost to the Plan to replace the contracts at then-current market rates should the counterparty default. However, in the Plan’s view, the appropriate measure of current credit risk should take into consideration the collateral held by the Plan. The Plan has received $1,000,000 and $50,000 of cash collateral as of December 31, 2016 and 2015, respectively.
While derivative receivables expose the Plan to credit risk, derivative payables expose the Plan to liquidity risk, as the derivative contracts may require the Plan to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties’ favor. Certain derivative contracts also provide for termination of the contract (e.g., generally as a result of a counterparty ratings downgrade or in the event sufficient collateral is not delivered as required) at the fair value of the derivative contracts. The aggregate fair value of derivative payables that contain termination features was $3,742,763 and $5,506,035 as of December 31, 2016 and 2015, respectively. The Plan has posted $7,556,000 and $7,641,000 of cash collateral as of December 31, 2016 and 2015, respectively.
Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.
The Plan primarily enters into credit default swaps (“CDS”), which are credit derivative contracts between two counterparties that provides protection against a credit event on one or more referenced credits. Protected credit events are specified at the inception of a transaction. Credit derivatives may reference the credit of either a single reference entity (“single-name”) or a broad-based index.
The following table summarizes the notional amounts by the ratings and maturity profile, and the total fair value, of credit derivatives as of December 31, 2016 and 2015, where the Plan is the seller of protection. All of the credit derivative contracts were credit default swaps. Upon a credit event, the Plan as a seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Plan does not use notional amounts as the primary measure of risk management for such derivatives, because the notional amount does not take into account the probability of the occurrence of a credit event or the recovery value of the reference obligation, each of which reduces, in the Plan's view, the risks associated with such derivatives. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Protection sold – credit derivatives ratings/maturity profile

	Risk rating of reference entity				Total notional amount
December 31,		<1 year	1–5 years	>5 years		Fair value(b)
2016	Investment-grade: (AAA/Aaa to BBB-/Baa3)(a)	$—	$81,900,000	$4,352,502	$86,252,502	$741,730
	Noninvestment-grade: (BB+/Ba1 to B-/B3)	—	1,850,000	—	1,850,000	(56,792)
	Total	$—	$83,750,000	$4,352,502	$88,102,502	$684,938

2015	Investment-grade: (AAA/Aaa to BBB-/Baa3)(a)	$6,600,000	$123,600,000	$1,945,967	$132,145,967	$(250,269)

(a)	The ratings scale is primarily based on external credit ratings as defined by Standard & Poor's and Moody’s Investors Services.

(b)	Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Plan.
7. Transactions with affiliated parties
The following is a summary of transactions with parties affiliated with the Plan for the years ended December 31, 2016 and 2015:

	Aggregate cost of purchases		Aggregate proceeds from sales, redemptions and distributions to participants
	2016	2015	2016	2015
JPMorgan U.S. Government Money Market Fund – Capital Shares	$3,610,964,241	$4,017,541,682	$3,617,218,429	$3,973,465,942
JPMorgan Chase & Co. common stock	514,757,515	757,987,525	777,694,531	764,147,393
Core Bond Fund (managed by JPMorgan Investment Advisors)	73,926,936	46,580,782	42,796,335	32,814,219
Funds managed by JPMorgan Asset Management (USA) Inc.:
Emerging Market Debt Fund	16,675,112	15,054,588	12,359,927	10,519,182
Mid Cap Growth Fund	—	49,281,086	—	62,326,369
Short-Term Fixed Income Fund	1,031,003,001	1,009,235,861	949,713,038	1,025,216,479
Small Cap Core Fund	473,846,931	109,141,551	468,237,630	106,641,825
Stable Value Fund	1,549,963,677	785,642,449	1,337,526,983	818,284,085
8. Tax status and federal income taxes
On May 12, 2017, the Plan received a favorable letter of determination from the IRS stating that it qualified under Section 401(a) of the Internal Revenue Code (“Code”), and therefore, the related trust is exempt from taxation. The Plan is required to operate in accordance with the Code to maintain its qualified status. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code.
U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize an income tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2016 and 2015, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities. However, currently, no audits are in progress for any tax period.
Participants who are not currently receiving a distribution under the Plan do not pay any U.S. federal income tax on Contributing Employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

9. Commitments and contingencies
In accordance with the provisions of U.S. GAAP for contingencies, the Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. Plan management evaluates the Plan's outstanding legal proceedings, if any, periodically to assess whether any litigation reserve is required, and makes adjustments in such reserves, upwards or downwards, as appropriate, based on Plan management’s best judgment after consultation with counsel.
While the outcome of litigation is inherently uncertain, Plan management believes, based upon its current knowledge, after consultation with counsel, in light of all information known to it at December 31, 2016, that there is no outstanding litigation against the Plan. As a result, no litigation reserves have been set aside. There is no assurance that the Plan will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.
10. Risks and uncertainties
The Plan’s investments include financial instruments that are exposed to various risks such as market, credit, liquidity and country risks. The instruments include investments in equities, fixed income securities, swaps, currency and commodities, futures, forwards, options, other derivative contracts, and real estate investment trusts. Due to the level of risk associated with certain financial instruments, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of financial instruments will occur in the near term and such changes could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Market risk is the risk of loss arising from potential adverse changes in the value of the Plan’s assets and liabilities or future results resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads. In many cases, the Plan’s financial instruments serve to reduce, rather than increase, exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.
Credit risk is the risk of loss arising from the default of a counterparty. Regarding derivative assets, the Plan is subject to the risk of counterparty nonperformance except for written options, which obligate the Plan to perform, but do not give rise to counterparty credit risk. The Plan predominantly enters into derivative contracts with counterparties of high credit quality; therefore, the risk of counterparty nonperformance is considered to be negligible.
Concentration of credit risk arises when investments or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the Participant directed fund elections. Additionally, the investments within each Fund are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests predominantly in JPMorgan Chase & Co. common stock. The Plan’s exposure to credit risk from synthetic GICs is limited to the fair value of the contract with each counterparty.
11. Plan termination
JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.
12. Subsequent event
In preparing the financial statements, management of the Plan has performed an evaluation of material events that occurred subsequent to December 31, 2016, and through June 27, 2017, the date these financial statements were available to be issued. There were no material subsequent events that occurred that would require disclosure or recognition in these financial statements.

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES:
	8X8 INC	20,890 SHARES	243,850	298,727
	A10 NETWORKS INC	311,600 SHARES	2,819,247	2,589,396
	AAR CORP	53,346 SHARES	1,304,248	1,763,085
	ABB LTD	352,347 SHARES	7,443,860	7,446,661
	ABIOMED INC	22,740 SHARES	2,588,382	2,562,343
	ABM INDUSTRIES INC	46,302 SHARES	1,312,842	1,890,974
	ABRAXAS PETROLEUM CORP	415,306 SHARES	879,376	1,067,336
	ACACIA COMMUNICATIONS INC	5,500 SHARES	134,686	339,625
	ACACIA RESEARCH CORP	202,600 SHARES	1,334,695	1,316,900
	ACADIA HEALTHCARE CO INC	48,426 SHARES	1,926,433	1,602,901
	ACCELERON PHARMA INC	25,200 SHARES	932,340	643,104
	ACCO BRANDS CORP	475,878 SHARES	3,530,029	6,210,208
	ACHILLION PHARMACEUTICALS INC	45,000 SHARES	436,064	185,850
	ACORDA THERAPEUTICS INC	34,300 SHARES	1,324,591	644,840
	ADAMAS PHARMACEUTICALS INC	17,100 SHARES	287,938	288,990
	ADECOAGRO SA	287,389 SHARES	2,792,442	2,983,098
	ADIENT PLC	24,669 SHARES	1,197,396	1,445,603
	ADOBE SYSTEMS INC	66,828 SHARES	4,515,601	6,879,943
	ADURO BIOTECH INC	32,100 SHARES	774,384	365,940
	ADVANCED DISPOSAL SERVICES INC	91,511 SHARES	1,729,184	2,033,374
	ADVANCED ENERGY INDUSTRIES INC	39,568 SHARES	1,138,735	2,166,348
	ADVANCED MICRO DEVICES INC	262,800 SHARES	1,711,484	2,980,152
	ADVERUM BIOTECH INC	3,300 SHARES	28,537	9,570
	AEP INDUSTRIES INC	10,400 SHARES	801,421	1,207,440
	AES CORP	353,500 SHARES	4,308,717	4,107,670
	AETNA INC	50,350 SHARES	5,510,910	6,243,904
	AGIOS PHARMACEUTICALS INC	5,200 SHARES	252,890	216,996
	AGREE REALTY CORP	4,207 SHARES	145,511	193,732
	AIR METHODS CORP	71,334 SHARES	2,055,284	2,271,988
	AK STEEL HOLDING CORP	182,700 SHARES	1,021,248	1,865,367
	AKZO NOBEl	135,376 SHARES	8,604,449	8,480,169
	ALFA LAVAL	148,356 SHARES	2,256,337	2,462,638
	ALIBABA GRP HOLDING LTD	52,367 SHARES	4,737,429	4,598,346
	ALLERGAN PLC	38,175 SHARES	8,885,936	8,017,132
	ALLIANCE DATA SYSTEMS CORP	31,776 SHARES	4,826,599	7,260,816
	ALPHA & OMEGA SEMICONDCTR LTD	95,975 SHARES	1,655,445	2,041,388
	ALPHABET INC	31,323 SHARES	16,880,725	24,175,718
	AMAG PHARMACEUTICALS INC	59,800 SHARES	1,574,240	2,081,040
	AMAZON.COM INC	23,550 SHARES	8,936,836	17,659,439
	AMERICAN ASSETS TR INC	39,276 SHARES	1,506,846	1,692,010
	AMERICAN AXLE & MFG HLDGS INC	191,230 SHARES	3,426,629	3,690,739
	AMERICAN CAMPUS COMMNTS INC	14,916 SHARES	606,545	742,369
	AMERICAN EQUITY INV LIFE HOLD CO	121,082 SHARES	2,216,147	2,729,188
	AMERICAN EXPRESS CO	94,350 SHARES	5,327,342	6,989,448
	AMERICAN INTL GRP INC	30,683 SHARES	1,723,464	2,003,907
	AMERICAN STATES WATER CO	6,843 SHARES	292,707	311,767
	AMERICAN TOWER CORP	67,449 SHARES	5,925,376	7,128,010
	AMERICAN WOODMARK CORP	8,219 SHARES	671,395	618,480
	AMERIPRISE FINCL INC	55,457 SHARES	4,112,181	6,152,400
	AMETEK INC	135,449 SHARES	5,204,940	6,582,821
	AMGEN INC	6,800 SHARES	476,106	994,228
	AMICUS THERAPEUTICS INC	453,564 SHARES	3,671,247	2,254,213

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	AMKOR TECH INC	95,897 SHARES	584,713	1,011,713
	AMPHASTAR PHARMACEUTICALS INC	27,700 SHARES	392,963	510,234
	ANALOG DEVICES INC	15,500 SHARES	916,113	1,125,610
	ANGIODYNAMICS INC	65,800 SHARES	859,974	1,110,046
	ANIXTER INTL INC	30,615 SHARES	2,155,706	2,481,346
	APACHE CORP	67,400 SHARES	4,774,323	4,277,878
	APPLE INC	173,196 SHARES	16,492,499	20,059,561
	APPLIED INDUSTRIAL TECH INC	27,700 SHARES	1,254,763	1,645,380
	APPLIED MATERIALS INC	99,350 SHARES	1,646,033	3,206,025
	ARCBEST CORP	214,027 SHARES	4,607,008	5,917,847
	ARCELORMITTAL	260,885 SHARES	1,502,734	1,930,582
	ARCHROCK INC	102,400 SHARES	758,891	1,351,680
	ARMADA HOFFLER PROP INC	31,916 SHARES	339,691	465,016
	ARYZTA AG	95,272 SHARES	5,161,046	4,204,210
	ASAHI GRP HLDGS LTD	49,800 SHARES	1,635,898	1,575,531
	ASHFORD HOSPITALITY TR INC	400,610 SHARES	2,474,329	3,108,734
	ASPEN INSURANCE HLDGS LTD	24,425 SHARES	1,155,591	1,343,375
	ASTRAZENECA PLC	13,277 SHARES	719,871	728,004
	ATLANTIC POWER CORP	43,588 SHARES	71,484	108,970
	ATLAS AIR WORLDWIDE HLDGS INC	22,942 SHARES	904,257	1,196,425
	ATWOOD OCEANICS INC	199,544 SHARES	2,112,342	2,620,013
	AUDENTES THERAPEUTICS INC	32,800 SHARES	529,862	599,256
	AUTODESK INC	71,940 SHARES	5,009,376	5,324,279
	AUTOZONE INC	6,184 SHARES	2,616,741	4,884,061
	AVIVA PLC	1,195,192 SHARES	8,934,415	7,183,345
	BAIDU INC	26,700 SHARES	4,564,357	4,389,747
	BAKER HUGHES INC	21,000 SHARES	969,316	1,364,370
	BALFOUR BEATTY PLC	817,096 SHARES	3,545,512	2,714,934
	BANC OF CALIFORNIA INC	50,446 SHARES	751,996	875,238
	BANK OF AMERICA CORP	222,600 SHARES	3,853,073	4,919,460
	BANK OF NEW YORK MELLON CORP	194,050 SHARES	7,840,627	9,194,089
	BANK OF THE OZARKS INC	86,161 SHARES	2,320,212	4,531,207
	BANKRATE INC	75,200 SHARES	824,997	830,960
	BANKUNITED INC	66,768 SHARES	2,051,182	2,516,486
	BARCLAYS PLC	1,857,042 SHARES	6,596,379	5,127,404
	BARNES GRP INC	19,046 SHARES	664,697	903,161
	BARRETT BUSINESS SERVICES INC	102,797 SHARES	4,568,781	6,589,288
	BASF SE	49,893 SHARES	4,085,015	4,647,282
	BEACON ROOFING SUPPLY INC	19,820 SHARES	577,833	913,107
	BEL FUSE INC	24,100 SHARES	563,156	744,690
	BELLICUM PHARMACEUTICALS INC	23,200 SHARES	446,930	315,984
	BENCHMARK ELECTRONICS INC	111,748 SHARES	2,335,074	3,408,314
	BERRY PLASTICS GRP INC	31,300 SHARES	1,229,348	1,525,249
	BGC PARTNERS INC	218,151 SHARES	2,054,619	2,231,685
	BILL BARRETT CORP	96,524 SHARES	343,250	674,703
	BIOTELEMETRY INC	7,800 SHARES	152,456	174,330
	BLACKHAWK NETWORK HLDGS INC	6,256 SHARES	283,289	235,695
	BLOOMIN' BRANDS INC	316,320 SHARES	5,627,657	5,703,250
	BLUEBIRD BIO INC	23,500 SHARES	1,206,740	1,449,950
	BLUEPRINT MEDICINES CORP	41,100 SHARES	873,202	1,152,855
	BLUEROCK RESIDENTIAL GROWTH INC	96,555 SHARES	1,167,558	1,324,735
	BNP PARIBAS SA	64,037 SHARES	3,684,349	4,089,730

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	BOEING CO	39,100 SHARES	4,150,294	6,087,088
	BOISE CASCADE CO	44,309 SHARES	1,122,506	996,953
	BRISTOL-MYERS SQUIBB CO	238,874 SHARES	12,088,800	13,959,797
	BRITISH AMERICAN TOBACCO PLC	144,267 SHARES	6,484,724	8,238,448
	BUNGE LTD	50,800 SHARES	3,083,280	3,669,792
	CAIXABANK SA	1,274,199 SHARES	5,527,974	4,220,039
	CALERES INC	90,311 SHARES	2,443,332	2,964,007
	CALLIDUS SOFTWARE INC	111,478 SHARES	1,930,286	1,872,830
	CALLON PETROLEUM CO	25,328 SHARES	195,116	389,291
	CAMBREX CORP	10,788 SHARES	527,799	582,013
	CANADIAN NATURAL RESOURCES LTD	104,200 SHARES	2,676,191	3,321,896
	CANADIAN PACIFIC RAILWAY LTD	25,700 SHARES	2,471,892	3,669,189
	CAPELLA EDUCATION CO	6,083 SHARES	281,621	534,087
	CAPSTEAD MORTGAGE CORP	111,318 SHARES	995,704	1,134,330
	CARA THERAPEUTICS INC	60,600 SHARES	604,802	562,974
	CARBONITE INC	30,809 SHARES	299,622	505,268
	CARDIOVASCULAR SYSTEMS INC	44,600 SHARES	1,064,983	1,079,766
	CARNIVAL CORP	72,800 SHARES	2,709,977	3,789,968
	CARNIVAL PLC	102,523 SHARES	4,001,004	5,225,655
	CARRIZO OIL & GAS INC	20,209 SHARES	600,219	754,806
	CASCADE BANCORP	67,554 SHARES	406,816	548,538
	CATHAY GENERAL BANCORP	26,179 SHARES	815,137	995,587
	CATO CORP	59,604 SHARES	2,258,426	1,792,888
	CAVIUM INC	65,339 SHARES	2,298,185	4,079,767
	CDW CORP	147,213 SHARES	5,109,120	7,668,325
	CECO ENVIRONMENTAL CORP	56,800 SHARES	778,794	792,360
	CELGENE CORP	18,805 SHARES	1,481,555	2,176,679
	CELLDEX THERAPEUTICS INC	130,400 SHARES	1,348,830	461,616
	CEMPRA INC	21,700 SHARES	522,501	60,760
	CENTRAL GARDEN & PET CO	79,400 SHARES	1,776,223	2,453,460
	CERNER CORP	64,235 SHARES	4,252,307	3,042,812
	CHATHAM LODGING TR	151,205 SHARES	3,118,839	3,107,263
	CHESAPEAKE LODGING TR	26,333 SHARES	667,572	680,971
	CHEVRON CORP	24,850 SHARES	2,366,488	2,924,845
	CHILDREN'S PLACE INC	58,795 SHARES	3,234,807	5,935,355
	CHINA ENERGY SAVINGS TECH INC	400 SHARES	—	32
	CHINA MERCHANTS PORT HLDGS CO	830,121 SHARES	2,677,539	2,060,005
	CHINA MOBILE LTD	723,040 SHARES	7,126,514	7,665,773
	CIE FINANCIERE RICHEMONT	80,027 SHARES	6,028,585	5,310,987
	CINEMARK HLDGS INC	88,198 SHARES	2,514,042	3,383,275
	CIRRUS LOGIC INC	57,100 SHARES	2,436,422	3,228,434
	CISCO SYSTEMS INC	235,850 SHARES	5,704,100	7,127,387
	CITIGRP INC	193,300 SHARES	9,382,599	11,487,819
	CLAYTON WILLIAMS ENERGY INC	9,900 SHARES	1,011,481	1,180,674
	CLOVIS ONCOLOGY INC	25,700 SHARES	829,978	1,141,594
	CLUBCORP HLDGS INC	177,417 SHARES	2,349,710	2,545,934
	CNO FINCL GRP INC	163,782 SHARES	2,997,211	3,136,425
	CNOOC LTD	4,125,000 SHARES	6,253,905	5,160,806
	COBHAM PLC	856,912 SHARES	1,490,494	1,733,326
	COGENT COMMUNICATIONS HLDGS	84,150 SHARES	2,442,587	3,479,603
	COHERUS BIOSCIENCES INC	22,900 SHARES	508,923	644,635
	COHU INC	96,800 SHARES	1,135,728	1,345,520

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	COLONY CAPITAL INC	202,084 SHARES	4,312,508	4,092,201
	COLUMBIA BANKING SYSTEM INC	78,740 SHARES	2,149,570	3,518,103
	COLUMBUS MCKINNON CORP	52,585 SHARES	1,268,840	1,421,898
	COMCAST CORP	103,850 SHARES	5,545,281	7,170,843
	COMMERCIAL METALS CO	19,616 SHARES	265,644	427,236
	COMMUNITY TR BANCORP INC	5,798 SHARES	198,236	287,581
	COMMVAULT SYSTEMS INC	82,159 SHARES	4,421,482	4,222,973
	CONSOLIDATED WATER CO LTD	8,100 SHARES	110,083	87,885
	CONSTELLATION BRANDS INC	37,837 SHARES	5,858,725	5,800,790
	COOPER TIRE & RUBBER CO	135,796 SHARES	5,157,353	5,275,675
	COOPER-STANDARD HLDGS INC	55,800 SHARES	4,821,628	5,768,604
	CORE-MARK HOLDING CO INC	23,997 SHARES	933,766	1,033,551
	CORESITE REALTY CORP	28,630 SHARES	1,644,143	2,272,363
	CORNERSTONE ONDEMAND INC	53,559 SHARES	1,992,163	2,266,081
	CORVUS PHARMACEUTICALS INC	30,000 SHARES	451,059	429,000
	COTY INC	94,067 SHARES	1,838,874	1,722,367
	COUPA SOFTWARE INC	35,000 SHARES	1,027,239	875,350
	COUSINS PROP INC	243,472 SHARES	1,801,645	2,071,947
	CRA INTL INC	15,527 SHARES	278,632	568,288
	CRITEO SA	47,367 SHARES	1,988,747	1,945,836
	CROSS COUNTRY HEALTHCARE INC	310,623 SHARES	5,324,041	4,848,825
	CU BANCORP	10,900 SHARES	240,810	390,220
	CUBESMART	32,000 SHARES	1,003,558	856,640
	CUMMINS INC	22,250 SHARES	2,176,416	3,040,908
	CURTISS-WRIGHT CORP	22,674 SHARES	1,240,445	2,230,215
	CUSTOMERS BANCORP INC	12,912 SHARES	357,187	462,508
	CUTERA INC	30,000 SHARES	512,015	520,500
	CYBERARK SOFTWARE LTD	38,292 SHARES	1,770,178	1,742,286
	CYBER-CARE INC	12,250 SHARES	—	1,837
	CYPRESS SEMICONDUCTOR CORP	323,724 SHARES	3,003,578	3,703,403
	CYRUSONE INC	8,200 SHARES	406,358	366,786
	DANA INC	29,500 SHARES	418,117	559,910
	DARLING INGREDIENTS INC	126,802 SHARES	2,141,555	1,637,014
	DCT INDUSTRIAL TR INC	27,706 SHARES	1,041,171	1,326,563
	DDR CORP	31,924 SHARES	531,426	487,479
	DEAN FOODS CO USD	113,974 SHARES	2,038,245	2,482,354
	DELEK US HLDGS INC	118,564 SHARES	2,017,585	2,853,835
	DENBURY RESOURCES INC	369,300 SHARES	1,579,819	1,359,024
	DERMIRA INC	75,259 SHARES	1,907,360	2,282,605
	DIAGEO PLC	106,862 SHARES	2,988,023	2,786,129
	DIAMONDROCK HOSPITALITY CO	53,638 SHARES	524,221	618,446
	DIME COMMUNITY BANCSHARES INC	23,200 SHARES	400,410	466,320
	DIMENSION THERAPEUTICS INC	11,500 SHARES	137,368	50,025
	DINEEQUITY INC	23,700 SHARES	1,956,160	1,824,900
	DORMAN PRODUCTS INC	23,078 SHARES	1,205,489	1,686,079
	DR HORTON INC	147,795 SHARES	2,912,644	4,039,237
	DUPONT FABROS TECH INC	29,700 SHARES	1,376,605	1,304,721
	DYNAVAX TECH CORP	45,700 SHARES	743,111	180,515
	EAGLE BANCORP INC	54,714 SHARES	2,001,838	3,334,818
	EAGLE WORLDWIDE INC	3,950 SHARES	—	356
	EAST JAPAN RAILWAY CO	88,100 SHARES	7,295,554	7,629,014
	EAST WEST BANCORP INC	258,853 SHARES	8,743,810	13,157,498

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	EASTERLY GOVT PROP INC	18,700 SHARES	320,087	374,374
	ECLIPSE RESOURCES CORP	171,400 SHARES	182,979	457,638
	EDUCATION REALTY TR INC	26,227 SHARES	979,291	1,109,402
	EDWARDS LIFESCIENCES CORP	87,160 SHARES	6,321,778	8,166,892
	EI DU PONT DE NEMOURS & CO	68,400 SHARES	4,118,022	5,020,560
	EL PASO ELECTRIC CO	57,791 SHARES	2,377,341	2,687,282
	ELF BEAUTY INC	10,000 SHARES	266,890	289,400
	EMCOR GRP INC	48,308 SHARES	2,271,025	3,418,274
	EMCORE CORP	131,234 SHARES	860,895	1,141,736
	ENCANA CORP	251,867 SHARES	2,361,713	2,959,937
	ENGIE SA	541,314 SHARES	9,712,867	6,919,925
	ENGILITY HLDGS INC	42,256 SHARES	1,276,475	1,424,027
	ENTERGY CORP	27,450 SHARES	1,867,298	2,016,752
	ENVISION HEALTHCARE CORP	33,970 SHARES	1,884,884	2,149,961
	EP ENERGY CORP	233,900 SHARES	1,299,730	1,532,045
	EPIZYME INC	68,800 SHARES	796,465	832,480
	EPR PROP	13,000 SHARES	922,821	933,010
	EQT CORP	47,800 SHARES	3,114,096	3,126,120
	EQUIFAX INC	56,239 SHARES	4,021,413	6,649,137
	EQUITY ONE INC	8,600 SHARES	250,396	263,934
	ESPERION THERAPEUTICS INC	25,700 SHARES	571,746	321,764
	ESSENDANT INC	86,101 SHARES	2,582,486	1,799,511
	ESTEE LAUDER COS INC	91,466 SHARES	7,558,894	6,996,234
	EURONET WORLDWIDE INC	36,353 SHARES	2,597,027	2,633,048
	EVERCORE PARTNERS INC	10,259 SHARES	535,504	704,793
	EVERTEC INC	8,056 SHARES	134,849	142,994
	EXELIXIS INC	89,700 SHARES	1,114,737	1,337,427
	EXELON CORP	176,250 SHARES	6,116,717	6,255,113
	EXLSERVICE HLDGS INC	28,858 SHARES	1,311,780	1,455,598
	EXPRESS INC	60,681 SHARES	1,049,826	652,928
	EXTREME NETWORKS INC	900,383 SHARES	3,630,147	4,528,926
	EXXON MOBIL CORP	122,300 SHARES	9,619,633	11,038,798
	EZCORP INC	232,500 SHARES	2,336,848	2,476,125
	FACEBOOK INC	150,635 SHARES	8,772,975	17,330,557
	FASTENAL CO	121,458 SHARES	5,343,279	5,706,097
	FEDERAL SIGNAL CORP	51,746 SHARES	805,046	807,755
	FENIX PARTS INC	172,960 SHARES	1,431,069	487,747
	FERRO CORP	214,256 SHARES	2,876,016	3,070,288
	FIBROGEN INC	23,800 SHARES	589,986	509,320
	FIDELITY SOUTHERN CORP	103,710 SHARES	2,135,800	2,454,816
	FIFTH THIRD BANCORP	267,400 SHARES	5,245,126	7,211,778
	FINCL INSTITUTIONS INC	16,212 SHARES	446,356	554,450
	FIRST AMERICAN FINCL CORP	36,900 SHARES	1,393,571	1,351,647
	FIRST BANCORP/PUERTO RICO	529,900 SHARES	2,439,996	3,502,639
	FIRST BUSINESS FINCL SERVICES INC	15,993 SHARES	401,539	379,354
	FIRST COMMONWEALTH FINCL CORP	74,568 SHARES	664,401	1,057,374
	FIRST COMMUNITY BANCSHARES INC	19,219 SHARES	369,036	579,261
	FIRST FINCL BANCORP	16,331 SHARES	291,182	464,617
	FIRST HAWAIIAN INC	24,800 SHARES	660,905	863,536
	FIRST INDUSTRIAL REALTY TR INC	142,147 SHARES	3,098,597	3,987,223
	FIRST MERCHANTS CORP	14,916 SHARES	371,639	561,587
	FIRST SOLAR INC	47,916 SHARES	3,018,820	1,537,624

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	FIRSTCASH INC	113,557 SHARES	4,841,462	5,337,179
	FIRSTENERGY CORP	83,063 SHARES	2,864,591	2,572,461
	FIVE BELOW INC	66,622 SHARES	2,555,525	2,662,215
	FIVE PRIME THERAPEUTICS INC	2,100 SHARES	105,218	105,231
	FIVE9 INC	103,408 SHARES	817,759	1,467,360
	FLAGSTAR BANCORP INC	119,859 SHARES	2,796,990	3,229,001
	FLEETCOR TECH INC	43,686 SHARES	5,216,110	6,182,443
	FLEX PHARMA INC	19,500 SHARES	190,656	102,960
	FNFV GRP TRACKING STK	39,100 SHARES	477,145	535,670
	FORTERRA INC	21,200 SHARES	381,600	459,192
	FORTINET INC	65,713 SHARES	1,620,637	1,979,276
	FORTUNE BRANDS HOME & SEC INC	83,556 SHARES	3,949,514	4,466,904
	FRANKLIN FINCL NETWORK INC	17,300 SHARES	472,036	724,005
	FRANKLIN STREET PROP CORP	10,805 SHARES	110,621	140,033
	FULTON FINCL CORP	167,024 SHARES	2,187,624	3,140,051
	FUTUREFUEL CORP	56,989 SHARES	815,974	792,147
	GAMING AND LEISURE PROP INC	58,423 SHARES	880,693	1,788,912
	GENERAL CABLE CORP	344,134 SHARES	4,003,274	6,555,753
	GENERAL ELECTRIC CO	296,050 SHARES	8,169,540	9,355,180
	GENERAL MOTORS CO	57,988 SHARES	1,788,608	2,020,302
	GENMARK DIAGNOSTICS INC	173,071 SHARES	1,060,365	2,118,389
	GILDAN ACTIVEWEAR INC	23,900 SHARES	633,392	607,547
	GILEAD SCIENCES INC	31,150 SHARES	2,979,646	2,230,652
	GLAUKOS CORP	9,500 SHARES	288,800	325,850
	GLAXOSMITHKLINE PLC	194,541 SHARES	4,410,115	3,754,807
	GLOBAL BLOOD THERAPEUTICS INC	24,100 SHARES	719,382	348,245
	GLOBAL BRASS & COPPER HLDGS INC	179,781 SHARES	4,004,474	6,166,488
	GLOBAL PAYMENTS INC	118,891 SHARES	6,064,432	8,252,224
	GOLD ENTERTAINMENT GRP INC	3,410 SHARES	—	1
	GOVERNMENT PROP INCOME TR	17,784 SHARES	276,034	339,052
	GRAMERCY PROPERTY TR	95,279 SHARES	757,188	874,661
	GRAPHIC PACKAGING HOLDING CO	116,653 SHARES	1,428,087	1,455,829
	GRAY TELEVISION INC	24,617 SHARES	374,475	267,094
	GREAT LAKES DREDGE & DOCK CORP	139,050 SHARES	930,140	584,010
	GREEN PLAINS INC	26,335 SHARES	537,755	733,430
	GREENBRIER COS INC	17,154 SHARES	517,359	712,749
	HAIN CELESTIAL GRP INC	43,272 SHARES	1,523,093	1,688,906
	HANCOCK HOLDING CO	39,300 SHARES	1,644,827	1,693,830
	HANMI FINCL CORP	110,275 SHARES	2,599,239	3,848,598
	HAWAIIAN HLDGS INC	33,238 SHARES	1,230,937	1,894,566
	HC2 HLDGS INC	109,200 SHARES	550,901	647,556
	HCI GRP INC	20,434 SHARES	660,874	806,734
	HEALTHWAYS INC	160,000 SHARES	3,987,397	3,640,000
	HEICO CORP	19,200 SHARES	1,061,020	1,303,680
	HELEN OF TROY LTD	46,314 SHARES	4,491,473	3,911,217
	HELIX ENERGY SOLUTIONS GRP INC	37,880 SHARES	177,497	334,102
	HERMAN MILLER INC	8,513 SHARES	241,215	291,145
	HERSHA HOSPITALITY TR	175,721 SHARES	4,407,998	3,778,002
	HESS CORP	68,950 SHARES	3,858,592	4,294,896
	HIGHWOODS PROP INC	23,800 SHARES	1,149,397	1,214,038
	HILLTOP HLDGS INC	45,167 SHARES	874,837	1,345,977
	HILTON WORLDWIDE HLDGS INC	170,861 SHARES	4,734,950	4,647,419

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	HITACHI LTD	1,286,000 SHARES	7,953,237	6,968,337
	HMS HLDGS CORP	110,300 SHARES	2,229,437	2,003,048
	HOLOGIC INC	87,300 SHARES	3,046,192	3,502,476
	HOME DEPOT INC	124,995 SHARES	10,151,825	16,759,330
	HOMESTREET INC	155,570 SHARES	3,741,417	4,916,012
	HOPE BANCORP INC	197,675 SHARES	3,183,454	4,327,106
	HORACE MANN EDUCATORS CORP	5,864 SHARES	189,628	250,979
	HORIZON GLOBAL CORP	54,010 SHARES	601,993	1,296,240
	HORIZON PHARMA PLC	91,900 SHARES	1,866,671	1,486,942
	HOULIHAN LOKEY INC	16,385 SHARES	373,371	509,901
	HUBSPOT INC	36,236 SHARES	1,758,768	1,703,092
	HUDSON PACIFIC PROP INC	19,292 SHARES	534,676	670,976
	HUNTINGTON BANCSHARES INC	486,290 SHARES	5,308,218	6,428,754
	HURCO COS INC	6,787 SHARES	163,747	224,650
	HYSTER-YALE MATERLS HANDLING INC	12,697 SHARES	659,732	809,688
	IBERIABANK CORP	4,372 SHARES	239,058	366,155
	ICU MEDICAL INC	10,551 SHARES	1,146,168	1,554,690
	IDACORP INC	21,576 SHARES	1,481,583	1,737,947
	IDT CORP	23,787 SHARES	241,740	441,011
	IHS MARKIT LTD	164,530 SHARES	4,944,776	5,826,007
	ILLINOIS TOOL WORKS INC	37,950 SHARES	2,296,832	4,647,357
	ILLUMINA INC	36,892 SHARES	6,532,318	4,723,652
	IMAX CORP	49,223 SHARES	1,448,043	1,545,602
	IMMUNE DESIGN CORP	17,300 SHARES	291,429	95,150
	INC RESEARCH HLDGS INC	52,867 SHARES	2,387,457	2,780,804
	INFRAREIT INC	27,400 SHARES	542,528	490,734
	ING GROEP	140,431 SHARES	1,582,212	1,980,359
	INGEVITY CORP	9 SHARES	—	494
	INNOPHOS HLDGS INC	58,700 SHARES	1,555,383	3,067,662
	INNOSPEC INC	4,045 SHARES	219,312	277,083
	INOGEN INC	50,446 SHARES	2,059,153	3,388,458
	INSIGHT ENTERPRISES INC	154,164 SHARES	3,927,169	6,234,392
	INSMED INC	60,900 SHARES	1,052,485	805,707
	INSPERITY INC	59,008 SHARES	3,682,413	4,186,618
	INTELIQUENT INC	211,707 SHARES	3,696,642	4,852,324
	INTERCONTINENTALEXCHANGE INC	112,788 SHARES	5,601,933	6,363,499
	INTERFACE INC	53,500 SHARES	872,981	992,425
	INTL PAPER CO	58,100 SHARES	2,152,968	3,082,786
	INTERSECT ENT INC	115,081 SHARES	2,678,820	1,392,480
	INTERXION HOLDING	68,556 SHARES	1,711,678	2,404,259
	INTL. FCSTONE INC	47,222 SHARES	1,311,452	1,869,991
	INTRALINKS HLDGS INC	43,000 SHARES	480,744	581,360
	INVESCO LTD	90,850 SHARES	2,406,378	2,756,389
	IXYS CORP	213,166 SHARES	2,447,756	2,536,675
	JACK IN THE BOX INC	1,700 SHARES	161,867	189,788
	JAPAN AIRLINES CO LTD	189,800 SHARES	6,607,553	5,557,226
	JB HUNT TRANSPORT SERVICES INC	38,695 SHARES	2,511,460	3,756,124
	JOHNSON & JOHNSON	68,300 SHARES	4,985,113	7,868,843
	JOHNSON CONTROLS INTL	158,099 SHARES	6,070,621	6,512,098
	JOY GLOBAL INC	31,000 SHARES	636,242	868,000
*	JPMORGAN CHASE & CO	47,142,565 SHARES	2,321,703,819	4,067,931,934
	K12 INC	70,023 SHARES	637,420	1,201,595

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	KADANT INC	24,425 SHARES	976,915	1,494,810
	KANSAS CITY SOUTHERN	21,417 SHARES	2,139,277	1,817,232
	KARYOPHARM THERAPEUTICS INC	64,500 SHARES	718,405	606,300
	KDDI CORP	273,900 SHARES	3,620,510	6,949,947
	KELLY SERVICES INC	6,649 SHARES	101,848	152,395
	KENNAMETAL INC	10,400 SHARES	235,703	325,104
	KEYCORP	136,700 SHARES	1,610,779	2,497,509
	KIMBALL ELECTRONICS INC	92,554 SHARES	1,081,085	1,684,483
	KIMBALL INTL INC	39,249 SHARES	399,139	689,212
	KINDRED HEALTHCARE INC	91,068 SHARES	1,060,915	714,884
	KINSALE CAPITAL GRP INC	6,500 SHARES	130,908	221,065
	KOHL'S CORP	54,450 SHARES	2,611,217	2,688,741
	KOMATSU LTD	174,100 SHARES	3,168,232	3,951,899
	KORN/FERRY INTL	92,771 SHARES	1,823,456	2,730,251
	L INTL COMPUTERS INC	21,600 SHARES	—	2
	LAS VEGAS SANDS CORP	136,891 SHARES	7,998,447	7,311,348
	LEGRAND SA	19,624 SHARES	780,601	1,116,679
	LENNAR CORP	96,462 SHARES	3,375,396	4,141,114
	LIBBEY INC	8,952 SHARES	193,208	174,206
	LIBERTY TRIPADVISOR HLDGS INC	66,000 SHARES	1,419,498	993,300
	LIFE STORAGE INC	2,000 SHARES	211,490	170,520
	LIFEPOINT HEALTH INC	21,743 SHARES	1,155,093	1,235,002
	LIFETIME BRANDS INC	64,433 SHARES	924,851	1,143,686
	LINDE AG	20,377 SHARES	3,433,516	3,355,001
	LIPOCINE INC	74,600 SHARES	308,131	274,528
	LITTELFUSE INC	21,181 SHARES	2,499,642	3,214,640
	LLOYDS BANKING GRP PLC	6,313,789 SHARES	6,160,583	4,876,801
	LOCKHEED MARTIN CORP	24,557 SHARES	5,644,413	6,137,777
	LOEWS CORP	100,100 SHARES	3,977,399	4,687,683
	LOWE'S COS INC	115,936 SHARES	4,075,873	8,245,368
	LOXO ONCOLOGY INC	2,900 SHARES	62,889	93,134
	LTC PROP INC	43,700 SHARES	2,101,465	2,053,026
	MACOM TECH SOLUTIONS HLDGS INC	97,060 SHARES	3,545,401	4,491,937
	MACROGENICS INC	27,300 SHARES	704,432	558,012
	MAIDEN HLDGS LTD	16,756 SHARES	243,985	292,392
	MAINSOURCE FINCL GRP INC	13,766 SHARES	310,508	473,550
	MANHATTAN ASSOCIATES INC	14,400 SHARES	939,231	763,632
	MANULIFE FINCL CORP	50,100 SHARES	675,872	893,249
	MARCUS & MILLICHAP INC	32,147 SHARES	424,593	858,968
	MARKEL CORP	6,458 SHARES	4,396,055	5,841,261
	MARKETAXESS HLDGS INC	37,777 SHARES	4,483,406	5,550,197
	MARLIN BUSINESS SERVICES CORP	8,900 SHARES	191,569	186,010
	MARSH & MCLENNAN COS INC	168,153 SHARES	7,744,364	11,365,461
	MASIMO CORP	83,500 SHARES	4,901,476	5,627,900
	MASTEC INC	106,100 SHARES	2,455,465	4,058,325
	MASTERCARD INC	134,076 SHARES	8,003,808	13,843,347
	MATRIX SERVICE CO	44,994 SHARES	890,948	1,021,364
	MATTEL INC	118,350 SHARES	2,959,227	3,260,543
	MAXLINEAR INC	89,426 SHARES	1,686,403	1,949,487
	MEDICINES CO	21,500 SHARES	845,564	729,710
	MEDPACE HLDGS INC	17,600 SHARES	406,738	634,832
	MEDTRONIC PLC	186,984 SHARES	12,853,013	13,318,870

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	MERCK & CO INC	107,250 SHARES	3,953,716	6,313,808
	MERITOR INC	345,526 SHARES	2,621,395	4,291,433
	META FINCL GRP INC	24,102 SHARES	1,025,796	2,480,096
	METALDYNE PERFORMANCE GRP INC	38,536 SHARES	623,969	884,401
	METHODE ELECTRONICS INC	27,640 SHARES	867,253	1,142,914
	METLIFE INC	159,800 SHARES	7,488,432	8,611,622
	MFA FINCL INC	537,776 SHARES	4,144,374	4,103,231
	MGE ENERGY INC	10,936 SHARES	497,474	714,121
	MICROSOFT CORP	289,741 SHARES	12,946,946	18,004,506
	MINDBODY INC	63,946 SHARES	1,227,695	1,362,050
	MINERALS TECH INC	41,479 SHARES	1,910,249	3,204,253
	MOBILE MINI INC	101,306 SHARES	3,266,920	3,064,507
	MOELIS & CO	50,928 SHARES	1,655,806	1,726,459
	MOLINA HEALTHCARE INC	95,923 SHARES	5,217,055	5,204,782
	MONDELEZ INTL INC	166,397 SHARES	5,726,205	7,376,379
	MONOLITHIC POWER SYSTEMS INC	16,691 SHARES	704,345	1,367,494
	MONSTER BEVERAGE CORP	170,250 SHARES	3,993,954	7,548,885
	MOOG INC	10,400 SHARES	523,870	683,072
	MORGAN STANLEY	300,250 SHARES	8,041,254	12,685,562
	MOTORS LIQUIDATION CO	765 SHARES	—	6,426
	MOVADO GRP INC	44,600 SHARES	1,360,326	1,282,250
	MRC GLOBAL INC	92,509 SHARES	1,953,133	1,874,232
	MSCI INC	55,230 SHARES	3,788,791	4,351,019
	MUELLER WATER PRODUCTS INC	171,669 SHARES	1,419,291	2,284,914
	MULTI PACKAGING SOLUTNS INTL LTD	135,899 SHARES	1,891,254	1,937,920
	NACCO INDUSTRIES INC	6,375 SHARES	260,041	577,256
	NANOMETRICS INC	15,235 SHARES	232,462	381,789
	NANOSTRING TECH INC	53,115 SHARES	1,065,723	1,184,464
	NATIONAL GENERAL HLDGS CORP	11,355 SHARES	244,997	283,761
	NATIONAL STORAGE AFFILIATES TR	93,766 SHARES	1,853,631	2,069,416
	NBT BANCORP INC	10,041 SHARES	274,258	420,517
	NCI BUILDING SYSTEMS INC	77,300 SHARES	1,269,439	1,209,745
	NEOPHOTONICS CORP	47,300 SHARES	606,825	511,313
	NETFLIX INC	85,375 SHARES	8,428,176	10,569,425
	NEUROCRINE BIOSCIENCES INC	28,400 SHARES	1,214,939	1,099,080
	NEVRO CORP	29,327 SHARES	1,713,199	2,130,900
	NEW JERSEY RESOURCES CORP	44,856 SHARES	1,427,731	1,592,388
	NEW SENIOR INV GRP INC	96,700 SHARES	1,131,061	946,693
	NEWS CORP	202,350 SHARES	2,676,725	2,318,931
	NEXPOINT RESIDENTIAL TR INC	66,300 SHARES	1,330,316	1,481,142
	NEXSTAR BROADCASTING GRP INC	10,878 SHARES	603,779	688,577
	NEXTERA ENERGY INC	61,750 SHARES	3,084,310	3,024,515
	NIELSEN HLDGS PLC	128,431 SHARES	5,115,952	5,387,680
	NIKE INC	88,943 SHARES	4,995,292	4,520,973
	NIKON CORP	170,500 SHARES	3,052,902	2,656,137
	NN INC	131,463 SHARES	3,180,184	2,504,370
	NORTHROP GRUMMAN CORP	19,448 SHARES	4,246,755	4,523,216
	NOVADAQ TECH INC	197,830 SHARES	2,376,172	1,402,615
	NOVARTIS AG	100,078 SHARES	6,653,012	7,296,482
	NOWAUTO INC	12,999 SHARES	—	1
	NUTANIX INC	61,000 SHARES	2,285,561	1,620,160
	NUVASIVE INC	60,465 SHARES	3,173,874	4,072,922

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	NXP SEMICONDUCTORS NV	29,900 SHARES	2,330,837	2,930,499
	NXSTAGE MEDICAL INC	121,727 SHARES	2,220,749	3,190,465
	OCCIDENTAL PETROLEUM CORP	79,100 SHARES	5,957,302	5,634,293
	OCLARO INC	118,100 SHARES	1,149,207	1,056,995
	OFFICE DEPOT INC	1,132,974 SHARES	5,685,897	5,121,042
	OMNOVA SOLUTIONS INC	46,978 SHARES	280,185	469,780
	OPHTHOTECH CORP	23,600 SHARES	1,372,581	113,988
	ORASURE TECH INC	216,324 SHARES	1,673,925	1,899,325
	O'REILLY AUTOMOTIVE INC	16,497 SHARES	4,277,455	4,592,930
	ORION GRP HLDGS INC	17,900 SHARES	109,394	178,105
	ORMAT TECH INC	34,700 SHARES	1,757,179	1,860,614
	ORTHOFIX INTL	28,400 SHARES	1,223,698	1,027,512
	OTONOMY INC	108,686 SHARES	2,583,489	1,728,107
	OWENS & MINOR INC	33,677 SHARES	1,201,051	1,188,461
	PACIRA PHARMACEUTICALS INC	24,800 SHARES	1,421,833	801,040
	PACWEST BANCORP	81,066 SHARES	3,437,737	4,413,233
	PARK-OHIO HLDGS CORP	12,159 SHARES	416,778	517,973
	PARKWAY INC	11,651 SHARES	247,955	259,235
	PARTY CITY HOLDCO INC	152,542 SHARES	2,521,114	2,166,096
	PAYCOM SOFTWARE INC	96,906 SHARES	3,090,562	4,408,254
	PAYPAL HLDGS INC	169,297 SHARES	6,753,063	6,682,153
	PDC ENERGY INC	17,902 SHARES	954,304	1,299,327
	PDF SOLUTIONS INC	15,800 SHARES	155,618	356,290
	PEBBLEBROOK HOTEL TR	76,726 SHARES	2,001,095	2,282,598
	PENNYMAC FINCL SERVICES INC	28,390 SHARES	446,470	472,693
	PEPSICO INC	108,709 SHARES	9,634,181	11,374,223
	PERFORMANCE FOOD GRP CO	168,747 SHARES	3,754,293	4,049,928
	PERRY ELLIS INTL INC	30,300 SHARES	570,620	754,773
	PFIZER INC	346,000 SHARES	8,649,446	11,238,080
	PG&E CORP	189,550 SHARES	8,914,014	11,518,953
	PGT INNOVATIONS INC	128,130 SHARES	1,474,506	1,467,088
	PHARMERICA CORP	46,221 SHARES	1,448,918	1,162,458
	PHI INC	21,576 SHARES	391,110	388,800
	PHILIP MORRIS INTL INC	80,000 SHARES	6,829,232	7,319,200
	PILGRIM'S PRIDE CORP	91,926 SHARES	1,968,709	1,745,675
	PINNACLE ENTERTAINMENT INC	177,216 SHARES	1,577,272	2,569,632
	PINNACLE FINCL PARTNERS INC	79,098 SHARES	2,590,876	5,481,491
	PINNACLE FOODS INC	12,481 SHARES	523,783	667,109
	PIONEER ENERGY SERVICES CORP	11,478 SHARES	24,980	78,624
	PIPER JAFFRAY COS	13,382 SHARES	524,207	970,195
	PLANET FITNESS INC	78,238 SHARES	1,566,892	1,572,584
	PLANET PAYMENT INC	69,700 SHARES	287,279	284,376
	POLYONE CORP	95,499 SHARES	3,389,327	3,059,788
	POPULAR INC	138,716 SHARES	3,956,740	6,078,535
	PORTLAND GENERAL ELECTRIC CO	213,281 SHARES	7,816,333	9,241,466
	POST HLDGS INC	19,900 SHARES	1,521,870	1,599,761
	POSTNL NV	268,810 SHARES	2,176,738	1,160,194
	POWELL INDUSTRIES INC	25,100 SHARES	936,641	978,900
	PREFERRED BANK/LOS ANGELES CA	34,746 SHARES	1,162,961	1,821,385
	PREMIER FINCL BANCORP INC	7,150 SHARES	106,296	143,715
	PREMIER INC	56,710 SHARES	1,839,522	1,721,716
	PRESTIGE BRANDS HLDGS INC	34,774 SHARES	1,733,737	1,811,725

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	PRICELINE GRP INC	3,718 SHARES	4,554,905	5,450,811
	PRIVATEBANCORP INC	17,142 SHARES	699,803	928,925
	PROCTER & GAMBLE CO	56,849 SHARES	3,816,421	4,779,864
	PROOFPOINT INC	38,760 SHARES	1,566,217	2,738,394
	PRUDENTIAL PLC	363,951 SHARES	6,292,919	7,319,128
	PS BUSINESS PARKS INC	5,901 SHARES	509,070	687,585
	PTC INC	29,240 SHARES	985,122	1,352,935
	PUBLIC STORAGE	23,636 SHARES	5,323,241	5,282,646
	PUMA BIOTECH INC	17,000 SHARES	923,922	521,900
	Q2 HLDGS INC	100,190 SHARES	2,089,178	2,890,481
	QAD INC	7,700 SHARES	233,794	234,080
	QTS REALTY TR INC	48,865 SHARES	1,889,557	2,426,147
	QUAD/GRAPHICS INC	195,308 SHARES	3,087,644	5,249,879
	QUALCOMM INC	82,300 SHARES	5,627,509	5,365,960
	QUALYS INC	10,100 SHARES	256,795	319,665
	QUANTENNA COMMUNICATIONS INC	70,800 SHARES	1,132,800	1,283,604
	RA PHARMACEUTICALS INC	42,400 SHARES	579,121	644,056
	RADIUS HEALTH INC	50,590 SHARES	2,679,734	1,923,938
	RADNET INC	43,100 SHARES	283,302	277,995
	RAIT FINCL TR	31,432 SHARES	82,393	105,612
	RAMCO-GERSHENSON PROP TR	9,636 SHARES	156,091	159,765
	RAYTHEON CO	19,200 SHARES	996,787	2,726,400
	REATA PHARMACEUTICALS INC	23,900 SHARES	265,355	521,737
	REDWOOD TR INC	198,464 SHARES	2,708,828	3,018,637
	REGAL BELOIT CORP	10,871 SHARES	617,278	752,817
	REGENERON PHARMACEUTICALS INC	12,314 SHARES	3,271,823	4,520,346
	REGIONS FINCL CORP	104,000 SHARES	884,415	1,493,440
	RELX NV	82,128 SHARES	732,216	1,385,126
	RENASANT CORP	53,295 SHARES	1,765,281	2,250,115
	RENEWABLE ENERGY GRP INC	90,394 SHARES	776,085	876,822
	RENT-A-CENTER INC	212,700 SHARES	2,669,497	2,392,875
	RETAIL OPPORTUNITY INVS CORP	281,966 SHARES	4,929,336	5,957,942
	RETAILMENOT INC	498,124 SHARES	4,163,620	4,632,553
	REVANCE THERAPEUTICS INC	30,000 SHARES	951,353	621,000
	REX AMERICAN RESOURCES CORP	1,991 SHARES	103,428	196,611
	REXFORD INDUSTRIAL REALTY INC	73,400 SHARES	1,451,821	1,702,146
	REXNORD CORP	184,227 SHARES	3,864,598	3,609,007
	RIGNET INC	117,800 SHARES	1,525,320	2,727,070
	RINGCENTRAL INC	139,316 SHARES	2,935,722	2,869,910
	RLJ LODGING TR	70,196 SHARES	1,552,599	1,719,100
	ROCHE HOLDING AG	29,487 SHARES	5,735,258	6,748,341
	ROSS STORES INC	83,025 SHARES	3,272,251	5,446,440
	ROYAL DUTCH SHELL PLC	443,614 SHARES	13,356,205	15,353,097
	RUDOLPH TECH INC	22,500 SHARES	397,825	525,375
	RUTH'S HOSPITALITY GRP INC	52,600 SHARES	984,250	962,580
	RYERSON HOLDING CORP	14,600 SHARES	203,243	194,910
	SAGE THERAPEUTICS INC	22,800 SHARES	853,042	1,164,168
	SALESFORCE.COM INC	86,362 SHARES	3,952,474	5,912,343
	SAMSUNG ELECTRONICS CO LTD	10,616 SHARES	5,377,723	7,930,152
	SANDERSON FARMS INC	10,798 SHARES	829,875	1,017,604
	SANMINA CORP	210,799 SHARES	4,596,195	7,725,783
	SANOFI	57,771 SHARES	4,915,319	4,685,822

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	SAP SE	51,717 SHARES	3,348,136	4,517,162
	SAREPTA THERAPEUTICS INC	23,000 SHARES	1,444,812	630,890
	SCHNEIDER ELECTRIC	109,013 SHARES	8,859,891	7,601,424
	SCHWEITZER-MAUDUIT INTL INC	64,449 SHARES	2,665,969	2,934,363
	SCIENCE APPLICATIONS INTL CORP	18,132 SHARES	814,565	1,537,594
	SEADRILL LTD	160,400 SHARES	543,756	546,964
	SELECTA BIOSCIENCES INC	50,700 SHARES	708,965	869,505
	SELECTIVE INSURANCE GRP INC	11,867 SHARES	393,329	510,874
	SEMGRP CORP	81,290 SHARES	3,413,946	3,393,857
	SERES THERAPEUTICS INC	9,800 SHARES	330,414	97,020
	SERVICENOW INC	94,150 SHARES	4,376,172	6,999,111
	SHERWIN-WILLIAMS CO	18,642 SHARES	3,708,800	5,009,851
	SIERRA BANCORP	9,661 SHARES	175,666	256,886
	SIGMA DESIGNS INC	184,500 SHARES	1,251,543	1,107,000
	SIGNATURE BANK	25,125 SHARES	1,827,794	3,773,775
	SILVER BAY REALTY TR CORP	75,900 SHARES	1,300,484	1,300,926
	SINCLAIR BROADCAST GRP INC	75,008 SHARES	2,395,747	2,501,517
	SK TELECOM CO LTD	276,891 SHARES	5,979,001	5,787,022
	SKYWEST INC	180,500 SHARES	4,737,796	6,579,225
	SNAP-ON INC	12,171 SHARES	2,071,128	2,084,527
	SOUTHERN NATL BANCORP OF VA INC	13,300 SHARES	162,679	217,322
	SOUTHWEST AIRLINES CO	83,250 SHARES	1,673,272	4,149,180
	SOUTHWEST GAS CORP	28,805 SHARES	1,953,869	2,207,039
	SPARK ENERGY INC	120,017 SHARES	2,954,516	3,636,515
	SPARK THERAPEUTICS INC	15,700 SHARES	537,434	783,430
	SPARTANNASH CO	125,253 SHARES	2,680,733	4,952,504
	SPIRIT AIRLINES INC	48,058 SHARES	1,582,437	2,780,636
	SPROUTS FARMERS MARKET INC	82,186 SHARES	1,666,574	1,554,959
	SSE PLC	196,003 SHARES	4,601,594	3,761,228
	STANDEX INTL CORP	4,061 SHARES	325,018	356,759
	STARBUCKS CORP	46,540 SHARES	2,518,389	2,583,901
	STEELCASE INC	98,436 SHARES	1,776,790	1,762,004
	STERICYCLE INC	25,374 SHARES	1,977,387	1,954,813
	STEWART INFO SERVICES CORP	67,814 SHARES	2,408,236	3,124,869
	STIFEL FINCL CORP	4,754 SHARES	194,613	237,462
	STONEGATE BANK	7,006 SHARES	226,965	292,360
	STONERIDGE INC	7,119 SHARES	100,047	125,935
	SUMITOMO MITSUI FINCL GRP INC	136,500 SHARES	5,015,646	5,219,617
	SUMMIT HOTEL PROP INC	160,056 SHARES	1,860,480	2,565,698
	SUMMIT MATERIALS INC	192,398 SHARES	4,264,776	4,577,148
	SUN COMMUNITIES INC	8,495 SHARES	587,717	650,802
	SUNOPTA INC	250,569 SHARES	2,276,561	1,766,511
	SUNSTONE HOTEL INVESTORS INC	124,611 SHARES	1,629,674	1,900,318
	SUPERIOR ENERGY SERVICES INC	42,663 SHARES	541,973	720,151
	SUPERVALU INC	127,348 SHARES	819,927	594,715
	SURGERY PARTNERS INC	147,884 SHARES	2,495,050	2,343,961
	SURGICAL CARE AFFILIATES INC	7,518 SHARES	296,099	347,858
	SVB FINCL GRP	5,195 SHARES	609,643	891,774
	SYKES ENTERPRISES INC	46,464 SHARES	1,383,664	1,340,951
	SYNERGY PHARMACEUTICALS INC	178,700 SHARES	859,611	1,088,283
	SYROS PHARMACEUTICALS INC	45,100 SHARES	596,591	548,416
	TAILORED BRANDS INC	6,900 SHARES	112,083	176,295

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	TAKE-TWO INTERCTVE SOFTWARE INC	125,572 SHARES	4,379,063	6,189,444
	TALLGRASS ENERGY GP LP	73,259 SHARES	1,751,094	1,963,341
	TCF FINCL CORP	341,900 SHARES	3,861,237	6,697,821
	TD AMERITRADE HOLDING CORP	27,015 SHARES	1,187,069	1,177,854
	TE CONNECTIVITY LTD	51,850 SHARES	2,204,754	3,592,168
	TEAM HEALTH HLDGS INC	21,483 SHARES	990,162	933,436
	TECH DATA CORP	16,384 SHARES	1,058,250	1,387,397
	TEREX CORP	8,432 SHARES	262,979	265,861
	TERRAFORM GLOBAL INC	214,900 SHARES	602,299	848,855
	TESARO INC	5,900 SHARES	561,766	793,432
	TEXAS INSTRUMENTS INC	48,200 SHARES	1,804,892	3,517,154
	TEXAS ROADHOUSE INC	33,256 SHARES	571,670	1,604,269
	THERAVANCE BIOPHARMA INC	16,500 SHARES	567,772	526,020
	THERMO FISHER SCIENTIFIC INC	35,350 SHARES	2,505,238	4,987,885
	TILLY'S INC	45,416 SHARES	273,559	599,037
	TIVO CORP	102,713 SHARES	1,118,813	2,146,702
	T-MOBILE US INC	30,300 SHARES	934,754	1,742,553
	TOTAL SA	241,052 SHARES	12,051,345	12,356,360
	TOWER INTL INC	16,849 SHARES	466,208	477,669
	TOWNE BANK/PORTSMOUTH VA	7,152 SHARES	156,594	237,804
	TRANSCANADA CORP	5,000 SHARES	229,084	225,750
	TRANSUNION	170,777 SHARES	4,250,960	5,282,133
	TRAVELPORT WORLDWIDE LTD	365,200 SHARES	4,716,553	5,149,320
	TREEHOUSE FOODS INC	7,800 SHARES	739,028	563,082
	TRICO BANCSHARES	51,435 SHARES	1,410,299	1,758,048
	TRIMAS CORP	31,924 SHARES	574,851	750,214
	TRINET GRP INC	126,300 SHARES	2,576,265	3,235,806
	TRINSEO SA	112,296 SHARES	4,295,124	6,659,153
	TRISTATE CAPITAL HLDGS INC	49,516 SHARES	634,900	1,094,304
	TRIUMPH BANCORP INC	20,222 SHARES	334,712	528,805
	TRUEBLUE INC	151,276 SHARES	3,839,466	3,728,953
	TUTOR PERINI CORP	42,485 SHARES	694,669	1,189,580
	TWENTY-FIRST CENTURY FOX INC	223,650 SHARES	6,280,378	6,094,462
	TYSON FOODS INC	75,050 SHARES	3,519,435	4,629,084
	UBS GRP	122,305 SHARES	1,964,711	1,919,383
	ULTRA CLEAN HLDGS INC	260,129 SHARES	1,339,427	2,523,251
	ULTRAGENYX PHARMACEUTICAL INC	17,300 SHARES	1,816,152	1,216,363
	UNDER ARMOUR INC	170,789 SHARES	5,973,177	4,298,759
	UNISYS CORP	278,766 SHARES	2,597,191	4,167,552
	UNITED FIRE GRP INC	13,309 SHARES	497,306	654,404
	UNITED TECH CORP	45,350 SHARES	4,236,823	4,971,267
	UNITEDHEALTH GRP INC	41,430 SHARES	4,948,491	6,630,457
	UNIVAR INC	159,560 SHARES	3,516,270	4,526,717
	UNIVERSAL FOREST PRODUCTS INC	39,800 SHARES	2,984,709	4,066,764
	UNIVERSAL INSURANCE HLDGS INC	47,829 SHARES	989,096	1,358,344
	UNIVERSAL LOGISTICS HLDGS INC	8,740 SHARES	120,085	142,899
	US BANCORP	65,350 SHARES	2,371,934	3,357,029
	US FOODS HOLDING CORP	35,600 SHARES	886,636	978,288
	USANA HEALTH SCIENCES INC	5,224 SHARES	337,874	319,709
	VAIL RESORTS INC	42,585 SHARES	2,310,903	6,869,386
	VALIDUS HLDGS LTD	66,270 SHARES	2,228,809	3,645,513
	VANDA PHARMACEUTICALS INC	33,300 SHARES	400,413	531,135

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	VARONIS SYSTEMS INC	81,804 SHARES	1,928,446	2,192,347
	VASCO DATA SECURITY INTL INC	14,700 SHARES	255,669	200,655
	VECTRUS INC	168,813 SHARES	3,563,318	4,026,190
	VEREIT INC	285,107 SHARES	2,759,833	2,412,005
	VERISK ANALYTICS INC	67,237 SHARES	4,858,872	5,457,627
	VERIZON COMMUNICATIONS INC	76,950 SHARES	3,968,220	4,107,591
	VIAD CORP	12,478 SHARES	366,162	550,280
	VILLAGE SUPER MARKET INC	3,221 SHARES	82,908	99,529
	VISA INC	140,766 SHARES	6,947,034	10,982,563
	VODAFONE GRP PLC	1,413,793 SHARES	3,701,321	3,491,286
	VOLKSWAGEN AG	79,068 SHARES	14,811,434	11,120,986
	VOYAGER THERAPEUTICS INC	33,000 SHARES	696,126	420,420
	VSE CORP	5,282 SHARES	158,579	205,153
	VULCAN MATERIALS CO	27,250 SHARES	1,931,147	3,410,337
	VWR CORP	63,424 SHARES	1,759,838	1,587,503
	WABASH NATIONAL CORP	273,725 SHARES	3,722,506	4,330,329
	WAGEWORKS INC	24,500 SHARES	1,464,264	1,776,250
	WALKER & DUNLOP INC	28,544 SHARES	801,069	890,573
	WAL-MART STORES INC	55,150 SHARES	3,898,535	3,811,968
	WASHINGTON FEDERAL INC	6,110 SHARES	144,011	209,878
	WATCHIT TECH INC	50,397 SHARES	—	5
	WAYFAIR INC	59,258 SHARES	1,946,044	2,076,993
	WEB.COM GRP INC	20,972 SHARES	439,601	443,558
	WELLCARE HEALTH PLANS INC	11,638 SHARES	1,103,645	1,595,337
	WELLS FARGO & CO	155,700 SHARES	7,142,045	8,580,627
	WEST CORP	198,744 SHARES	4,281,635	4,920,901
	WEST PHARMACEUTICAL SERVC INC	17,600 SHARES	1,305,749	1,493,008
	WESTAR ENERGY INC	7,437 SHARES	309,208	419,075
	WESTFIELD CORP	381,554 SHARES	2,712,003	2,591,537
	WESTMORELAND COAL CO	64,500 SHARES	1,099,020	1,139,715
	WESTROCK CO	58 SHARES	—	2,945
	WEYERHAEUSER CO	80,750 SHARES	2,047,560	2,429,767
	WGL HLDGS INC	15,400 SHARES	1,199,125	1,174,712
	WHITE MOUNTAINS INS GRP LTD	4,379 SHARES	1,615,667	3,661,063
	WINGSTOP INC	83,152 SHARES	2,114,658	2,460,468
	WINTR FINCL CORP	65,835 SHARES	2,684,923	4,777,646
	WORKDAY INC	67,552 SHARES	5,442,290	4,464,512
	WORLD FUEL SERVICES CORP	9,555 SHARES	366,494	438,670
	WORTHINGTON INDUSTRIES INC	14,246 SHARES	427,560	675,830
	WPX ENERGY INC	145,968 SHARES	1,477,581	2,126,754
	WW OIL AND GAS INC	284 SHARES	—	2
	XACTLY CORP	99,197 SHARES	917,842	1,091,167
	XCERRA CORP	183,273 SHARES	1,049,695	1,400,206
	XENCOR INC	39,600 SHARES	587,458	1,042,272
	XENIA HOTELS & RESORTS INC	74,700 SHARES	1,073,156	1,450,674
	XL GRP LTD	118,172 SHARES	3,084,502	4,403,089
	YADKIN FINCL CORP	54,130 SHARES	1,294,407	1,854,494
	YRC WORLDWIDE INC	122,932 SHARES	1,674,906	1,632,537

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	ZELTIQ AESTHETICS INC	20,621 SHARES	823,638	897,426
	ZENDESK INC	91,745 SHARES	2,334,462	1,944,994
	ZILLOW GRP INC	84,775 SHARES	2,751,091	3,091,744
	ZIONS BANCORPORATION	70,100 SHARES	3,016,127	3,017,104
	ZOE'S KITCHEN INC	91,457 SHARES	2,740,912	2,194,053
	ZURICH INSURANCE GRP	19,823 SHARES	4,101,955	5,468,952
	TOTAL EQUITY SECURITIES		4,039,656,816	6,105,645,251
REGISTERED INVESTMENT COMPANIES:
*	JPM CORE BD FD	23,067,365 UNITS	407,964,146	412,213,810
	PIMCO FDS PAC INVT MGMT	612,470 UNITS	6,519,921	7,527,252
	TOTAL REGISTERED INVESTMENT COMPANIES		414,484,067	419,741,062
CORPORATE DEBT SECURITIES:
	ABBOTT LABORATORIES	2.35% 22/NOV/2019 600,000	599,412	600,707
	ABBVIE INC	1.8% 14/MAY/2018 600,000	599,388	600,451
	ABBVIE INC	2.85% 14/MAY/2023 500,000	508,126	485,039
	ABBVIE INC	3.2% 06/NOV/2022 150,000	149,705	150,099
	ABN AMRO BANK	4.25% 02/FEB/2017 561,000	562,420	562,211
	ACADIA HEALTHCARE CO INC	5.125% 01/JUL/2022 370,000	370,000	367,688
	ACADIA HEALTHCARE CO INC	5.625% 15/FEB/2023 230,000	230,000	230,000
	ACADIA HEALTHCARE CO INC	6.5% 01/MAR/2024 999,000	999,464	1,021,478
	ACTAVIS FUNDING SCS	3.45% 15/MAR/2022 2,100,000	2,110,458	2,131,519
	AEP TEXAS CNTRL TRANS FUND III LLC	0.88% 01/DEC/2018 4,641,449	4,637,945	4,637,212
	AERCAP IRELAND CAPITAL LTD	4.5% 15/MAY/2021 1,516,000	1,520,738	1,571,107
	AES CORP	7.375% 01/JUL/2021 435,000	497,085	484,547
	AES CORP	8% 01/JUN/2020 1,620,000	1,720,450	1,883,250
	AETNA INC	2.75% 15/NOV/2022 600,000	588,888	589,438
	AIG / ILFC	ZCP FEB/2021 400,000	397,827	403,428
	AIG GLOBAL FUNDING	1.9% 06/OCT/2021 800,000	798,520	770,142
	AIRCASTLE LTD	5.5% 15/FEB/2022 1,700,000	1,729,413	1,802,000
	ALERE INC	6.375% 01/JUL/2023 956,000	966,810	950,025
	ALLEGION PLC	5.875% 15/SEP/2023 900,000	922,500	954,000
	ALLEGION US HLDG CO INC	5.75% 01/OCT/2021 786,000	796,893	821,370
	ALLIANT HLDGS INTERMEDIATE LLC	8.25% 01/AUG/2023 104,000	103,025	107,380
	ALLY AUTO RECEIVABLES TR	1.24% 15/NOV/2018 767,238	768,119	767,504
	ALLY AUTO RECEIVABLES TR	0.97% 15/OCT/2018 3,451,186	3,451,359	3,450,040
	ALLY AUTO RECEIVABLES TR	1.25% 15/APR/2019 1,404,906	1,406,318	1,405,456
	ALLY AUTO RECEIVABLES TR	1.28% 17/JUN/2019 1,864,933	1,865,220	1,865,697
	ALLY AUTO RECEIVABLES TR	0.92% 15/FEB/2018 391,607	391,644	391,541
	ALLY AUTO RECEIVABLES TR	1.2% 15/AUG/2018 471,957	472,247	472,219
	ALLY AUTO RECEIVABLES TR	1.17% 15/OCT/2018 268,805	269,079	268,888
	ALLY FINCL INC	3.25% 13/FEB/2018 1,400,000	1,390,116	1,407,000
	ALLY FINCL INC	3.5% 27/JAN/2019 592,000	586,642	594,960
	ALLY FINCL INC	4.125% 13/FEB/2022 2,222,000	2,188,803	2,202,558
	ALLY FINCL INC	4.625% 19/MAY/2022 1,730,000	1,718,645	1,749,463
	ALLY FINCL INC	4.625% 30/MAR/2025 673,000	658,248	662,905
	ALLY FINCL INC	5.125% 30/SEP/2024 875,000	868,738	890,313
	ALTICE US FINANCE I CORP	5.375% 15/JUL/2023 880,000	884,400	913,000
	ALTICE US FINANCE I CORP	5.5% 15/MAY/2026 2,228,000	2,233,570	2,272,560
	AMAZON.COM INC	3.3% 05/DEC/2021 1,000,000	996,280	1,036,250
	AMC NETWORKS INC	5% 01/APR/2024 800,000	796,000	804,000

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	AMERICAN BLDRS & CNTR SUPPLY CO	5.625% 15/APR/2021 1,578,000	1,582,923	1,625,340
	AMERICAN BLDRS & CNTR SUPPLY CO	5.75% 15/DEC/2023 578,000	578,000	595,340
	AMERICAN EXPRESS CR ACCT MSTR TR	1.26% 15/JAN/2020 10,927,000	10,943,129	10,933,912
	AMERICAN HONDA FINANCE CORP	FLT 11/DEC/2017 400,000	400,495	400,570
	AMERICAN HONDA FINANCE CORP	FLT 14/JUL/2017 2,733,000	2,730,580	2,734,350
	AMERICAN HONDA FINANCE CORP	2.125% 28/FEB/2017 1,030,000	1,031,771	1,031,634
	AMERICAN INTL GRP INC	3.75% 10/JUL/2025 1,300,000	1,295,489	1,308,390
	AMERICREDIT AUTOMOBILE REC TR	0.9% 08/FEB/2019 274,745	274,380	274,707
	AMERICREDIT AUTOMOBILE REC TR	0.94% 08/FEB/2019 609,275	608,226	608,765
	AMERICREDIT AUTOMOBILE REC TR	1.27% 08/JUL/2019 814,651	814,952	814,568
	AMERICREDIT AUTOMOBILE REC TR	1.26% 08/NOV/2019 965,718	965,791	965,712
	AMERICREDIT AUTOMOBILE REC TR	1.27% 08/JAN/2020 1,344,172	1,343,548	1,343,987
	AMERICREDIT AUTOMOBILE REC TR	1.07% 08/JAN/2019 151,892	151,702	151,856
	ANCESTRY TERM LOAN	ZCP OCT/2024 492,917	487,988	505,240
	ANHEUSER-BUSCH INBEV FIN INC	1.9% 01/FEB/2019 1,400,000	1,396,206	1,402,009
	ANTERO RESOURCES CORP	5.125% 01/DEC/2022 1,679,000	1,610,383	1,695,790
	ANZ NEW ZEALAND INT'L LTD	1.4% 27/APR/2017 750,000	750,442	750,465
	AP MOLLER - MAERSK	2.55% 22/SEP/2019 1,200,000	1,188,785	1,195,136
	APPLE INC	0.94% 18/MAY/2017 1,794,000	1,787,856	1,788,528
	APPLE INC	0.59% 21/FEB/2017 8,000,000	7,992,973	7,993,216
	APPLE INC	FLT 05/MAY/2017 2,800,000	2,799,586	2,800,890
	APX GRP INC	6.375% 01/DEC/2019 548,000	551,429	563,755
	APX GRP INC	7.875% 01/DEC/2022 1,887,000	1,901,305	2,042,678
	APX GRP INC	8.75% 01/DEC/2020 1,616,000	1,638,043	1,628,120
	ARCELORMITTAL	7.00% 25/FEB/2022 2,049,000	2,255,062	2,310,248
	ARD FINANCE SA	7.125% 15/SEP/2023 802,000	802,000	791,975
	ARDAGH PACKAGING FINANCE PLC	4.625% 15/MAY/2023 1,134,000	1,134,000	1,124,792
	ARDAGH PACKAGING FINANCE PLC	6.75% 31/JAN/2021 1,477,000	1,473,483	1,521,310
	ARDAGH PACKAGING FINANCE PLC	7.25% 15/MAY/2024 2,182,000	2,229,684	2,299,283
	ARUBA INVESTMENTS INC	8.75% 15/FEB/2023 1,266,000	1,282,836	1,291,320
	ASBURY AUTOMOTIVE GRP INC	6% 15/DEC/2024 550,000	539,000	562,375
	AT&T INC	2.45% 30/JUN/2020 800,000	811,800	794,426
	ATLAS SENIOR LOAN FUND II LTD	FLT 30/JAN/2024 1,500,000	1,500,000	1,499,991
	AUSTR & NEW ZLND BNKNG GRP LTD	FLT 10/JAN/2017 1,770,000	1,770,036	1,770,143
	AUSTR & NEW ZLND BNKNG GRP LTD	FLT 16/JAN/2018 4,000,000	4,006,069	4,003,596
	AVAGO TECH CAYMAN FIN CL LTD	ZCP FEB/2023 471,120	464,632	478,570
	AVIATION CAPITAL GRP CORP	6.75% 06/APR/2021 900,000	1,056,375	1,039,500
	AVIS BUDGET CAR RENTAL LLC	5.25% 15/MAR/2025 615,000	579,395	573,488
	AXALTA COATING SYSTEMS LLC	4.875% 15/AUG/2024 1,100,000	1,144,000	1,100,000
	AYT CEDULAS CAJAS GLOBAL BOND	FLT 22/FEB/2018 100,000	125,212	105,479
	B&G FOODS INC	4.625% 01/JUN/2021 778,000	784,475	793,560
	BA CREDIT CARD TR	5.17% 15/JUN/2019 7,990,000	8,118,090	8,001,371
	BALL CORP	4.375% 15/DEC/2020 1,538,000	1,549,096	1,607,210
	BANCO SANTANDER CHILE	FLT 11/APR/2017 2,200,000	2,209,900	2,197,360
	BANK OF AMERICA CORP	4.00% 01/APR/2024 4,600,000	4,582,750	4,744,159
	BANK OF AMERICA NA BOND	FLT 08/MAY/2017 3,000,000	3,000,000	3,002,772
	BANK OF MONTREAL/CHICAGO IL	FLT 16/AUG/2017 3,000,000	3,000,000	3,000,000
	BANK OF NEW YORK MELLON CORP	FLT 30/OCT/2023 700,000	700,000	710,835
	BANK OF NOVA SCOTIA	FLT 19/DEC/2017 1,200,000	1,200,000	1,200,419
	BANK OF NOVA SCOTIA	FLT 25/APR/2017 2,000,000	2,000,000	1,999,594
	BANK OF NOVA SCOTIA	FLT 11/APR/2017 3,000,000	2,999,129	3,001,884
	BANK OF THE WEST	0.87% 16/APR/2018 499,300	499,247	499,227

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	BANK OF TOKYO-MITSUBISHI UFJ LTD	2.35% 23/FEB/2017 3,350,000	3,354,796	3,354,265
	BANQUE FED DU CREDIT MUTUEL SA	FLT 20/JAN/2017 1,700,000	1,700,265	1,700,592
	BARCLAYS BANK PLC	FLT 06/DEC/2017 700,000	700,000	700,536
	BARCLAYS BANK PLC	FLT 06/NOV/2017 700,000	700,000	700,622
	BARCLAYS BANK PLC	FLT 08/SEP/2017 3,800,000	3,800,000	3,805,882
	BARCLAYS PLC	3.20% 10/AUG/2021 800,000	799,488	790,713
	BEACON ROOFING SUPPLY INC	6.375% 01/OCT/2023 980,000	1,005,725	1,045,542
	BERKSHIRE HATHAWAY INC	1.9% 31/JAN/2017 4,082,000	4,085,370	4,084,123
	BERRY PLASTICS CORP	5.125% 15/JUL/2023 1,645,000	1,641,331	1,673,788
	BERRY PLASTICS CORP	5.5% 15/MAY/2022 2,104,000	2,139,975	2,188,160
	BERRY PLASTICS CORP	6% 15/OCT/2022 385,000	385,000	407,138
	BGC PARTNERS INC	5.375% 09/DEC/2019 775,000	769,149	808,087
	BMW VEHICLE LEASE TR	1.24% 20/DEC/2017 4,447,855	4,451,852	4,449,006
	BMW VEHICLE LEASE TR	1.07% 22/JAN/2018 1,621,306	1,621,526	1,621,180
	BMW VEHICLE LEASE TR	1.17% 22/JAN/2018 1,152,383	1,152,752	1,152,592
	BMW VEHICLE LEASE TR	FLT 22/JAN/2018 606,392	606,392	606,847
	BMW VEHICLE OWNER TR	0.97% 26/NOV/2018 3,462,243	3,462,593	3,459,784
	BNP PARIBAS SA	FLT 17/MAR/2017 100,000	100,042	100,052
	BOMBARDIER INC	8.75% 01/DEC/2021 1,200,000	1,188,000	1,273,500
	BOSTON SCIENTIFIC CORP	3.375% 15/MAY/2022 400,000	399,788	406,572
	BOYD GAMING CORP	6.375% 01/APR/2026 1,930,000	2,001,884	2,078,610
	BOYD GAMING CORP	6.875% 15/MAY/2023 690,000	695,175	741,750
	BP CAPITAL MARKETS PLC	2.5% 06/NOV/2022 750,000	705,113	735,141
	BP CAPITAL MARKETS PLC	3.062% 17/MAR/2022 800,000	800,000	809,202
	BP CAPITAL MARKETS PLC	3.814% 10/FEB/2024 1,400,000	1,430,618	1,454,410
	CAISSE CENTRALE DJDN	1.01% 09/JAN/2017 2,000,000	1,999,569	1,999,604
	CALATLANTIC GRP INC	5.875% 15/NOV/2024 1,590,000	1,685,618	1,613,850
	CALATLANTIC GRP INC	6.25% 15/DEC/2021 1,035,000	1,108,113	1,115,213
	CALPINE CORP	5.375% 15/JAN/2023 1,550,000	1,555,663	1,515,125
	CALPINE CORP	6.00% 15/JAN/2022 1,737,000	1,830,587	1,815,165
	CAMELOT FINANCE SA	7.875% 15/OCT/2024 730,000	730,000	755,550
	CANADIAN IMPRL BK OF COMMERCE	FLT 06/OCT/2017 2,000,000	2,000,000	2,000,000
	CANADIAN IMPRL BK OF COMMERCE	FLT 23/MAY/2017 1,700,000	1,699,605	1,701,834
	CAPITAL AUTO REC ASSET TR	1.32% 20/JUN/2018 258,391	258,407	258,406
	CAPITAL AUTO REC ASSET TR	1.48% 20/NOV/2018 915,968	916,761	916,569
	CAPITAL AUTO REC ASSET TR	1.42% 20/JUN/2018 506,884	507,542	506,991
	CAPITAL AUTO REC ASSET TR	1.39% 20/SEP/2018 1,140,000	1,140,348	1,140,680
	CAPITAL ONE MULTI-ASSET EXECTN TR	FLT 15/NOV/2019 550,000	550,167	550,000
	CAPITAL ONE MULTI-ASSET EXECTN TR	1.26% 15/JAN/2020 8,956,000	8,964,537	8,960,975
	CARLSON TRAVEL INC	6.75% 15/DEC/2023 132,000	135,960	137,280
	CARMAX AUTO OWNER TR	0.89% 17/AUG/2018 705,917	705,565	705,443
	CARMAX AUTO OWNER TR	0.84% 15/NOV/2018 2,209,898	2,207,436	2,207,107
	CARMAX AUTO OWNER TR	0.8% 16/JUL/2018 940,307	939,571	940,021
	CARMAX AUTO OWNER TR	0.79% 15/OCT/2018 537,510	537,080	537,160
	CARMAX AUTO OWNER TR	0.98% 15/JAN/2019 1,737,664	1,737,513	1,736,489
	CARMAX AUTO OWNER TR	1.16% 17/JUN/2019 1,339,244	1,339,319	1,338,591
	CARMAX AUTO OWNER TR	1.1% 15/NOV/2018 991,788	991,878	991,570
	CARMAX AUTO OWNER TR	1.09% 15/APR/2019 435,549	435,757	435,499
	CARMAX AUTO OWNER TR	1.3% 15/APR/2019 1,452,059	1,452,005	1,452,461
	CARMAX AUTO OWNER TR	FLT 17/JUN/2019 1,121,617	1,121,617	1,123,191
	CARMAX AUTO OWNER TR	1.21% 15/NOV/2019 1,172,000	1,171,941	1,169,674
	CARRIZO OIL & GAS INC	6.25% 15/APR/2023 4,756,000	4,596,876	4,874,900

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CATERPILLAR FINCL SERVICES CORP	1.00% 03/MAR/2017 5,400,000	5,401,764	5,398,747
	CATERPILLAR FINCL SERVICES CORP	FLT 03/MAR/2017 3,215,000	3,214,371	3,215,460
	CBRE SERVICES INC	5.25% 15/MAR/2025 909,000	915,764	937,324
	CCO HLDGS LLC	5.12% 01/MAY/2023 229,000	229,000	235,870
	CCO HLDGS LLC	5.25% 30/SEP/2022 70,000	69,868	72,450
	CCO HLDGS LLC	5.37% 01/MAY/2025 1,829,000	1,829,000	1,883,870
	CCO HLDGS LLC	5.5% 01/MAY/2026 314,000	315,178	320,280
	CCO HLDGS LLC	5.75% 15/FEB/2026 988,000	988,000	1,022,580
	CCO HLDGS LLC	5.875% 01/APR/2024 860,000	859,513	918,050
	CCO HLDGS LLC	5.875% 01/MAY/2027 1,157,000	1,157,000	1,200,388
	CEDAR FAIR LP	5.25% 15/MAR/2021 2,530,000	2,533,088	2,612,225
	CENT CLO 19 LTD	FLT 29/OCT/2025 900,000	899,550	900,087
	CENTENE CORP	4.75% 15/JAN/2025 390,000	390,000	380,738
	CENTENE CORP	4.75% 15/MAY/2022 2,127,000	2,154,263	2,148,270
	CENTENE CORP	6.125% 15/FEB/2024 1,444,000	1,478,411	1,521,615
	CENTERPNT ENRGY TRANS BD CO	5.17% 01/AUG/2019 926,240	940,563	932,366
	CENTERPNT ENRGY TRANS BD CO	0.90% 15/APR/2018 2,033,941	2,032,684	2,033,193
	CENTURYLINK INC	5.625% 01/APR/2025 900,000	903,375	855,000
	CENTURYLINK INC	6.45% 15/JUN/2021 696,000	724,508	732,540
	CENTURYLINK INC	7.5% 01/APR/2024 2,695,000	2,813,493	2,829,750
	CEQUEL COMM HLDGS I LLC	5.125% 15/DEC/2021 814,000	721,515	828,245
	CEQUEL COMM HLDGS I LLC	6.375% 15/SEP/2020 1,841,000	1,927,032	1,896,230
	CEQUEL COMM HLDGS I LLC	7.75% 15/JUL/2025 1,053,000	1,048,428	1,158,300
	CF INDUSTRIES INC	3.4% 01/DEC/2021 900,000	898,677	890,540
	CHANGE HEALTHCARE HLDGS INC	6.00% 15/FEB/2021 807,000	807,000	843,315
	CHARTER COMM OPERTNG LLC	4.464% 23/JUL/2022 2,900,000	2,900,000	3,030,590
	CHARTER COMM OPERTNG LLC	4.908% 23/JUL/2025 1,300,000	1,304,160	1,370,109
	CHEMOURS CO	6.625% 15/MAY/2023 2,520,000	2,516,532	2,494,800
	CHEMOURS CO	7.00% 15/MAY/2025 299,000	231,995	294,515
	CHENIERE CORPS CHRISTI HLDGS LLC	7.00% 30/JUN/2024 810,000	868,725	876,825
	CHESAPEAKE ENERGY CORP	8.00% 15/JAN/2025 1,145,000	1,141,469	1,167,900
	CHESAPEAKE ENERGY CORP	ZCP AUG/2021 1,344,164	1,345,002	1,466,819
	CHEVRON CORP	0.99% 28/JUN/2017 8,000,000	7,960,444	7,963,480
	CHIBA BK LTD NY BRANCH	1.29% 30/MAY/2017 2,850,000	2,850,000	2,849,473
	CHINA CONSTRUCTION BK	1.55% 16/MAR/2017 1,250,000	1,250,000	1,250,300
	CHINA CONSTRUCTION BK	1.60% 16/MAR/2017 1,250,000	1,250,000	1,250,432
	CHOICE HOTELS INTL INC	5.75% 01/JUL/2022 2,023,000	2,191,685	2,159,553
	CHRYSLER CAPITAL AUTO RECBLS TR	1.27% 15/MAY/2019 4,295,790	4,296,547	4,296,286
	CHRYSLER CAPITAL AUTO RECBLS TR	1.22% 15/JUL/2019 2,913,082	2,914,330	2,913,573
	CIFC FDG 2014-V LTD	FLT 17/JAN/2027 1,000,000	1,000,000	999,996
	CIFC FUNDING 2012-III LTD	FLT 29/JAN/2025 1,500,000	1,500,000	1,499,991
	CISCO SYSTEMS INC	1.1% 03/MAR/2017 4,000,000	4,002,249	3,999,460
	CISCO SYSTEMS INC	FLT 03/MAR/2017 3,000,000	3,000,551	3,001,410
	CIT GRP INC	5% 15/AUG/2022 979,000	979,000	1,020,608
	CIT GRP INC	5.25% 15/MAR/2018 1,018,000	1,018,000	1,054,903
	CIT GRP INC	5.375% 15/MAY/2020 615,000	673,425	653,438
	CIT GRP INC	5.5% 15/FEB/2019 2,005,000	2,012,519	2,115,275
	CITIBANK CREDIT CARD ISSUANCE TR	1.02% 22/FEB/2019 10,848,000	10,851,323	10,847,580
	CITIGRP INC	2.7% 30/MAR/2021 300,000	299,568	299,314
	CITIGRP INC	FLT 01/SEP/2023 1,900,000	1,893,996	1,937,778
	CMMNWLTH BNK OF AUS	FLT 08/DEC/2017 2,500,000	2,500,000	2,500,550
	CNH EQUIPMENT TR	0.69% 15/AUG/2018 250,364	250,197	250,306

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CNH EQUIPMENT TR	1.02% 15/AUG/2018 97,275	97,248	97,266
	CNH EQUIPMENT TR	0.77% 15/OCT/2018 251,049	250,789	250,874
	CNH EQUIPMENT TR	0.84% 15/MAY/2019 4,130,396	4,126,786	4,128,764
	CNH EQUIPMENT TR	0.91% 15/MAY/2019 2,283,743	2,282,498	2,282,961
	CNH EQUIPMENT TR	1.05% 15/NOV/2019 1,391,339	1,389,188	1,390,029
	CNH EQUIPMENT TR	1.1% 17/DEC/2018 1,048,386	1,048,544	1,047,719
	CNH EQUIPMENT TR	1.22% 15/JUL/2019 533,184	533,156	533,188
	CNH EQUIPMENT TR	FLT 15/JUL/2019 763,874	763,874	764,977
	CNH EQUIPMENT TR	FLT 15/OCT/2019 2,000,000	2,000,000	2,002,570
	COCA-COLA COMPANY CORP	1.03% 23/MAR/2017 8,000,000	7,984,520	7,986,646
	COGECO COMMUNICATIONS INC	4.875% 01/MAY/2020 369,000	369,000	379,609
	COMMONWEALTH BK OF AUSTRALIA	FLT 08/SEP/2017 2,050,000	2,050,660	2,048,729
	COMMONWEALTH BK OF AUSTRALIA	FLT 12/MAR/2018 3,000,000	3,001,900	2,997,795
	CONCHO RESOURCES INC	5.5% 01/APR/2023 4,345,000	4,531,475	4,502,724
	CONCHO RESOURCES INC	6.5% 15/JAN/2022 1,057,000	1,102,788	1,093,678
	CONSTELLIUM NV	5.75% 15/MAY/2024 1,913,000	1,778,650	1,788,655
	CONTINENTAL RESOURCES INC	3.8% 01/JUN/2024 1,845,000	1,454,548	1,702,013
	CONTINENTAL RESOURCES INC	4.5% 15/APR/2023 697,000	570,833	683,060
	COOP CENTR RAIFN-BOERNLNBK BA	FLT 31/DEC/2049 3,493,000	3,425,284	4,105,323
	COOP CENTR RAIFN-BOERNLNBK BA	3.375% 19/JAN/2017 1,626,000	1,627,865	1,627,483
	COOPERATIEVE RABOBANK UA/NY	FLT 11/AUG/2017 1,500,000	1,500,000	1,500,000
	COSTCO WHOLESALE CORP	5.5% 15/MAR/2017 4,545,000	4,587,003	4,586,969
	COX COMMUNICATIONS INC	3.25% 15/DEC/2022 1,700,000	1,660,713	1,655,943
	CREDIT AGRICOLE CORP & INV BANK	FLT 03/NOV/2017 4,000,000	4,000,000	4,001,720
	CREDIT AGRICOLE CORP & INV BANK	1.30% 12/JUL/2017 1,200,000	1,200,000	1,200,201
	CREDIT AGRICOLE SA/LONDON	2.375% 01/JUL/2021 1,400,000	1,393,602	1,378,530
	CREDIT SUISSE AG/NEW YORK NY	FLT 12/SEP/2017 3,700,000	3,700,000	3,705,014
	CREDIT SUISSE AG/NEW YORK NY	FLT 26/MAY/2017 1,500,000	1,500,431	1,501,152
	CREDIT SUISSE GRP FND GRNSY LTD	3.125% 10/DEC/2020 1,300,000	1,297,556	1,295,936
	CREDIT SUISSE GRP FND GRNSY LTD	3.45% 16/APR/2021 700,000	699,972	704,418
	CREDIT SUISSE GRP FND GRNSY LTD	3.75% 26/MAR/2025 3,425,000	3,416,780	3,372,947
	CREDIT SUISSE GRP FND GRNSY LTD	3.8% 15/SEP/2022 700,000	707,119	706,208
	CRH AMERICA INC	5.75% 15/JAN/2021 350,000	390,870	387,520
	CROWNROCK LP	7.125% 15/APR/2021 186,000	180,420	193,440
	CROWNROCK LP	7.75% 15/FEB/2023 2,205,000	2,232,904	2,381,400
	CSC HLDGS LLC	5.25% 01/JUN/2024 689,000	651,105	673,498
	CSC HLDGS LLC	10.125% 15/JAN/2023 500,000	525,000	577,500
	CSC HLDGS LLC	10.875% 15/OCT/2025 2,239,000	2,312,998	2,664,410
	CSC HLDGS LLC	6.625% 15/OCT/2025 2,864,000	2,904,570	3,128,920
	CSC HLDGS LLC	6.75% 15/NOV/2021 671,000	714,963	721,325
	CSC HLDGS LLC	8.625% 15/FEB/2019 1,380,000	1,581,550	1,524,900
	CVS PASS-THROUGH TR	6.036% 10/DEC/2028 633,222	465,843	709,903
	CVS PASS-THROUGH TR	5.88% 10/JAN/2028 153,746	148,383	169,660
	DAIMLER FIN NORTH AMERICA LLC	2.7% 03/AUG/2020 3,400,000	3,393,370	3,420,312
	DANSKE CORP	1.19% 17/FEB/2017 2,000,000	1,996,919	1,997,515
	DAVITA HEALTHCARE PARTNERS INC	5.75% 15/AUG/2022 2,625,000	2,640,235	2,743,125
	DAVITA INC	5.125% 15/JUL/2024 1,250,000	1,260,938	1,246,875
	DELL EQUIPMENT FINANCE TR	1.01% 24/JUL/2017 47,010	46,965	47,003
	DELPHI AUTOMOTIVE PLC	3.15% 19/NOV/2020 800,000	830,488	812,809
	DENBURY RESOURCES INC	9.00% 15/MAY/2021 1,472,000	1,434,330	1,593,440
	DEUTSCHE BANK AG	4.25% 14/OCT/2021 2,400,000	2,403,372	2,409,254
	DEUTSCHE BANK AG	FLT 30/MAY/2017 900,000	900,000	897,337

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	DG BANK, NY BRANCH	1.05% 19/JAN/2017 1,650,000	1,650,000	1,650,257
	DG BANK, NY BRANCH	1.21% 25/APR/2017 900,000	900,056	899,772
	DIAMOND 1 FINANCE CORP	5.45% 15/JUN/2023 3,100,000	3,205,028	3,288,291
	DIAMOND 1 FINANCE CORP	6.02% 15/JUN/2026 2,125,000	2,148,226	2,302,004
	DIAMONDBACK ENERGY INC	4.75% 01/NOV/2024 375,000	382,500	367,500
	DIAMONDBACK ENERGY INC	5.375% 31/MAY/2025 1,352,000	1,357,556	1,359,706
	DISCOVER CARD EXECUTION NOTE TR	1.22% 15/OCT/2019 8,520,000	8,527,211	8,522,869
	DISH DBS CORP	5.875% 15/JUL/2022 324,000	330,908	341,010
	DISH DBS CORP	5.875% 15/NOV/2024 545,000	540,913	560,805
	DISH DBS CORP	6.75% 01/JUN/2021 454,000	486,979	492,590
	DISH DBS CORP	7.75% 01/JUL/2026 4,680,000	4,840,258	5,276,700
	DISNEY (WALT) CO	0.63% 19/JAN/2017 8,000,000	7,997,680	7,997,791
	DOLLAR TREE INC	5.75% 01/MAR/2023 1,700,000	1,797,750	1,799,994
	DRYDEN XXV	FLT 15/JAN/2025 1,600,000	1,600,000	1,599,994
	DYNEGY INC	7.625% 01/NOV/2024 530,000	491,915	488,925
	DZ BANK AG DEUTSCHE	1.21% 27/APR/2017 1,400,000	1,394,587	1,394,906
	E*TRADE FINCL CORP	4.625% 15/SEP/2023 1,000,000	1,007,500	1,020,000
	ECO SERVICES OPERATIONS LLC	8.5% 01/NOV/2022 1,088,000	1,091,440	1,156,000
	EL PASO LLC NOTES FIXED	7.42% 15/FEB/2037 1,500,000	1,751,100	1,670,765
	EL PASO NATURAL GAS CO LLC	8.375% 15/JUN/2032 70,000	62,621	86,809
	ELECTRICITE DE FRANCE SA	2.35% 13/OCT/2020 1,500,000	1,492,365	1,485,657
	ENDO LTD	6.00% 15/JUL/2023 360,000	360,000	315,450
	ENDO LTD	6.5% 01/FEB/2025 1,090,000	1,099,175	912,875
	ENERGY TRANSFER EQUITY LP	5.5% 01/JUN/2027 2,960,000	2,852,670	2,886,000
	ENERGY TRANSFER PARTNERS LP	4.05% 15/MAR/2025 1,100,000	1,099,098	1,088,899
	ENGIE CORP	1.62% 04/OCT/2017 800,000	790,248	791,184
	ENTEGRIS INC	6.00% 01/APR/2022 1,294,000	1,310,550	1,345,760
	ENVISION HEALTHCARE CORP	5.625% 15/JUL/2022 1,000,000	1,017,500	1,031,000
	ENVISION HEALTHCARE CORP	6.25% 01/DEC/2024 600,000	612,750	633,000
	EQUINIX INC	4.875% 01/APR/2020 2,700,000	2,710,625	2,781,000
	EQUINIX INC	5.875% 15/JAN/2026 865,000	872,264	910,413
	EXTRACTION OIL & GAS HLDGS LLC	7.875% 15/JUL/2021 2,813,000	2,858,161	3,009,910
	FAGE INTL SA	5.625% 15/AUG/2026 1,088,000	1,105,231	1,090,720
	FIFTH THIRD AUTO TR	0.68% 16/APR/2018 189,735	189,654	189,699
	FIFTH THIRD AUTO TR	0.89% 15/NOV/2018 2,046,565	2,045,758	2,045,859
	FIFTH THIRD AUTO TR	0.96% 15/MAR/2019 1,936,531	1,936,353	1,935,131
	FIFTH THIRD AUTO TR	1.02% 15/MAY/2018 612,394	612,268	612,392
	FIRST DATA CORP	5.375% 15/AUG/2023 1,554,000	1,554,000	1,612,275
	FIRST DATA CORP	5.75% 15/JAN/2024 3,940,000	3,940,000	4,065,607
	FIRST DATA CORP	7.00% 01/DEC/2023 3,390,000	3,397,578	3,610,350
	FIRSTENERGY CORP	7.375% 15/NOV/2031 1,108,000	1,057,529	1,428,099
	FLATIRON CLO	FLT 25/OCT/2024 1,400,000	1,400,000	1,399,993
	FORD CREDIT AUTO LEASE TR	1.04% 15/MAY/2018 1,626,244	1,626,343	1,626,156
	FORD CREDIT AUTO OWNER TR	0.78% 15/MAY/2018 196,404	196,334	196,382
	FORD CREDIT AUTO OWNER TR	0.76% 15/AUG/2018 204,342	204,261	204,281
	FORD CREDIT AUTO OWNER TR	1.25% 15/OCT/2018 843,505	844,550	843,871
	FORD CREDIT AUTO OWNER TR	0.67% 15/APR/2018 288,489	288,336	288,446
	FORD CREDIT AUTO OWNER TR	1.11% 15/FEB/2019 2,700,000	2,698,594	2,700,396
	FORD CREDIT AUTO OWNER TR	0.79% 15/MAY/2018 784,803	784,534	784,610
	FORD CREDIT AUTO OWNER TR	0.9% 15/OCT/2018 1,250,663	1,250,749	1,250,221
	FORD CREDIT AUTO OWNER TR	1.06% 15/MAY/2019 4,144,605	4,145,730	4,142,167
	FORD CREDIT AUTO OWNER TR	1.16% 15/NOV/2019 980,831	981,227	979,936

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	FORD CREDIT AUTO OWNER TR	FLT 15/MAR/2019 1,783,491	1,783,491	1,784,466
	FORD CREDIT FLRPLN MSTR OWNR TR	FLT 15/FEB/2019 2,000,000	2,000,000	2,000,342
	FORD MOTOR CREDIT CO LLC	1.724% 06/DEC/2017 600,000	595,908	599,546
	FORD MOTOR CREDIT CO LLC	3.157% 04/AUG/2020 1,400,000	1,400,000	1,410,408
	FREEPORT-MCMORAN CPR & GLD INC	3.55% 01/MAR/2022 491,000	391,748	456,630
	FREEPORT-MCMORAN INC	3.875% 15/MAR/2023 1,101,000	899,753	1,010,168
	FREEPORT-MCMORAN INC	4.55% 14/NOV/2024 3,158,000	2,647,559	2,960,625
	FRESENIUS MEDICAL CARE US	4.75% 15/OCT/2024 948,000	948,000	957,480
	FRONTIER COMMUNICATIONS CORP	11.00% 15/SEP/2025 4,106,000	4,207,061	4,239,445
	FRONTIER COMMUNICATIONS CORP	6.875% 15/JAN/2025 1,437,000	1,447,837	1,217,858
	FRONTIER COMMUNICATIONS CORP	7.125% 15/JAN/2023 1,335,000	1,358,363	1,208,175
	FRONTIER COMMUNICATIONS CORP	8.75% 15/APR/2022 1,050,000	1,068,098	1,039,500
	FRONTIER COMMUNICATIONS CORP	8.875% 15/SEP/2020 640,000	667,870	681,600
	FRONTIER COMMUNICATIONS CORP	9.25% 01/JUL/2021 699,000	810,842	733,950
	GATES GLOBAL LLC	6.00% 15/JUL/2022 1,581,000	1,471,090	1,546,218
	GATX CORP	2.5% 15/MAR/2019 600,000	601,794	599,989
	GENERAL ELECTRIC CAPITAL CORP	2.9% 09/JAN/2017 3,850,000	3,851,663	3,851,363
	GENERAL MOTORS CO	3.5% 02/OCT/2018 400,000	407,916	407,960
	GENERAL MOTORS FINCL CO INC	2.35% 04/OCT/2019 800,000	799,768	790,598
	GENERAL MOTORS FINCL CO INC	3.2% 06/JUL/2021 1,300,000	1,297,621	1,289,154
	GENESYS TELECOM HLDGS	ZCP NOV/2023 499,000	491,515	509,137
	GEORGIA-PACIFIC LLC	2.539% 15/NOV/2019 685,000	696,268	691,004
	GEORGIA-PACIFIC LLC	5.4% 01/NOV/2020 600,000	663,378	659,627
	GLITNIR BANKI HF	FLT 15/JUN/2016 1,060,000	106	1,325
	GLP CAPITAL LP	5.375% 15/APR/2026 650,000	664,625	677,885
	GOLDCORP INC	3.625% 09/JUN/2021 1,300,000	1,298,323	1,320,678
	GOLDENTREE LOAN OPPOR IX LTD	FLT 29/OCT/2026 1,000,000	1,000,000	999,993
	GOLDMAN SACHS GRP INC	4.8% 08/JUL/2044 1,220,000	1,337,266	1,280,791
	GOLDMAN SACHS GRP INC	2.625% 25/APR/2021 900,000	899,415	893,465
	GOLDMAN SACHS GRP INC	FLT 15/SEP/2020 800,000	794,776	807,458
	GOLDMAN SACHS GRP INC	4% 03/MAR/2024 1,080,000	1,081,501	1,120,413
	GOLDMAN SACHS GRP INC	3.625% 22/JAN/2023 700,000	709,870	714,988
	GRIFOLS WW OPERATIONS LTD	5.25% 01/APR/2022 2,139,000	2,174,150	2,213,865
	GRINDING MEDIA INC	7.37% 15/DEC/2023 889,000	900,785	933,983
	GRP 1 AUTOMOTIVE INC	5% 01/JUN/2022 550,000	552,750	543,125
	GRP 1 AUTOMOTIVE INC	5.25% 15/DEC/2023 750,000	753,750	742,500
	HANESBRANDS INC	4.625% 15/MAY/2024 700,000	701,750	679,000
	HANESBRANDS INC	4.875% 15/MAY/2026 700,000	701,750	684,250
	HARLEY DAVIDSON FINL CORP	0.99% 05/JAN/2017 800,000	799,932	799,897
	HARLEY-DAVIDSON MOTORCYCLE TR	0.87% 15/JUL/2019 5,808,329	5,800,704	5,808,417
	HARLEY-DAVIDSON MOTORCYCLE TR	1.1% 15/SEP/2019 819,672	819,764	819,566
	HARLEY-DAVIDSON MOTORCYCLE TR	0.8% 15/JAN/2019 839,866	839,533	839,608
	HARRIS CORP	4.4% 15/DEC/2020 700,000	757,596	738,155
	HCA INC	4.5% 15/FEB/2027 1,400,000	1,403,500	1,375,500
	HCA INC	4.75% 01/MAY/2023 1,880,000	1,863,990	1,924,650
	HCA INC	5.25% 15/APR/2025 870,000	935,250	908,063
	HCA INC	5.375% 01/FEB/2025 3,070,000	3,172,233	3,077,675
	HCA INC	6.5% 15/FEB/2020 958,000	995,087	1,048,052
	HCA INC	7.5% 15/FEB/2022 2,000,000	2,008,388	2,270,000
	HD SUPPLY INC	5.75% 15/APR/2024 477,000	481,174	503,569
	HEALTH CARE REIT INC	4.95% 15/JAN/2021 600,000	657,954	647,078
	HERC RENTALS INC	7.75% 01/JUN/2024 118,000	119,410	124,048

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	HERTZ CORP	5.5% 15/OCT/2024 1,100,000	1,100,000	961,125
	HILTON DOMESTIC OPERATING CO INC	4.25% 01/SEP/2024 2,270,000	2,300,313	2,201,900
	HOLCIM US FINANCE SARL & CIE SCS	6% 30/DEC/2019 100,000	116,181	109,559
	HOLLY ENERGY PARTNERS LP	6% 01/AUG/2024 1,366,000	1,409,180	1,424,055
	HOLOGIC INC	5.25% 15/JUL/2022 860,000	868,431	905,150
	HOME EQUITY MTG	FLT 25/APR/2037 1,301,577	288,083	999,471
	HONDA AUTO RECVBLS OWNER TR	0.67% 21/NOV/2017 299,459	299,263	299,378
	HONDA AUTO RECVBLS OWNER TR	0.77% 19/MAR/2018 2,487,496	2,485,930	2,485,406
	HONDA AUTO RECVBLS OWNER TR	0.99% 17/SEP/2018 1,161,825	1,161,576	1,160,927
	HONDA AUTO RECVBLS OWNER TR	1.05% 15/OCT/2018 1,588,243	1,588,362	1,587,323
	HONDA AUTO RECVBLS OWNER TR	0.92% 20/NOV/2017 959,628	959,751	959,494
	HONDA AUTO RECVBLS OWNER TR	0.82% 23/JUL/2018 662,140	661,501	661,716
	HONDA AUTO RECVBLS OWNER TR	1.01% 18/OCT/2018 1,900,000	1,897,870	1,898,226
	HONDA AUTO RECVBLS OWNER TR	0.88% 15/JUN/2018 2,964,721	2,963,348	2,962,704
	HSBC BANK PLC	4.125% 12/AUG/2020 1,300,000	1,374,555	1,364,407
	HSBC BANK USA NA	FLT 04/AUG/2017 1,800,000	1,800,000	1,803,469
	HSBC BANK USA NA	FLT 12/MAY/2017 2,500,000	2,500,000	2,503,268
	HSBC HLDGS PLC	3.4% 08/MAR/2021 200,000	199,544	203,376
	HSBC HLDGS PLC	3.6% 25/MAY/2023 800,000	799,704	804,638
	HSBC HLDGS PLC	4.25% 18/AUG/2025 1,300,000	1,289,340	1,311,892
	HUB HLDGS LLC	8.125% 15/JUL/2019 205,000	204,488	204,488
	HUB INTL LTD	7.875% 01/OCT/2021 3,958,000	3,908,333	4,181,271
	HUB INTL LTD	9.25% 15/FEB/2021 199,000	199,000	205,965
	HUDBAY MINERALS INC	7.25% 15/JAN/2023 372,000	372,000	385,020
	HUDBAY MINERALS INC	7.625% 15/JAN/2025 984,000	1,002,640	1,022,750
	HUGHES SATELLITE SYSTEMS CORP	5.25% 01/AUG/2026 957,000	957,000	937,860
	HUNTINGTON BANCSHARES INC	3.15% 14/MAR/2021 700,000	698,621	709,869
	HUNTSMAN INTL LLC	4.875% 15/NOV/2020 340,000	316,050	352,325
	HUNTSMAN INTL LLC	5.125% 15/NOV/2022 765,000	746,250	780,300
	HYUNDAI AUTO LEASE SEC TR	1.42% 17/SEP/2018 3,151,199	3,155,864	3,155,523
	HYUNDAI AUTO LEASE SEC TR	0.95% 15/DEC/2017 474,830	474,800	474,730
	HYUNDAI AUTO LEASE SEC TR	FLT 15/DEC/2017 1,246,429	1,246,429	1,246,333
	HYUNDAI AUTO LEASE SEC TR	1.24% 15/NOV/2018 384,353	384,343	384,314
	HYUNDAI AUTO RECEIVABLES TR	0.75% 17/SEP/2018 119,895	119,845	119,858
	HYUNDAI AUTO RECEIVABLES TR	1.01% 15/FEB/2019 1,731,088	1,731,225	1,730,866
	HYUNDAI AUTO RECEIVABLES TR	1.55% 15/MAR/2019 982,109	984,252	983,407
	HYUNDAI AUTO RECEIVABLES TR	0.79% 16/JUL/2018 973,761	973,305	973,403
	HYUNDAI AUTO RECEIVABLES TR	0.9% 17/DEC/2018 339,105	339,085	338,842
	HYUNDAI AUTO RECEIVABLES TR	0.99% 15/NOV/2018 359,514	359,630	359,246
	HYUNDAI AUTO RECEIVABLES TR	FLT 17/JUN/2019 1,010,568	1,010,568	1,011,850
	HYUNDAI CAPITAL AMERICA CORP	0.96% 03/JAN/2017 1,500,000	1,499,932	1,499,872
	HYUNDAI CAPITAL AMERICA CORP	2.00% 01/JUL/2019 600,000	599,574	595,360
	IBERDROLA FINANCE IRELAND LTD	5.00% 11/SEP/2019 1,000,000	1,070,120	1,067,342
	IHO VERWALTUNGS GMBH	4.5% 15/SEP/2023 375,000	375,000	366,563
	IHO VERWALTUNGS GMBH	4.75% 15/SEP/2026 611,000	611,000	589,615
	ILLINOIS TOOL WORKS INC	0.9% 25/FEB/2017 3,795,000	3,794,623	3,793,824
	IMPERIAL BRANDS FINANCE PLC	3.75% 21/JUL/2022 2,200,000	2,164,470	2,258,456
	IMPERIAL TOBACCO FINANCE PLC	3.5% 11/FEB/2023 700,000	682,255	703,840
	INEOS GRP HLDGS SA	5.625% 01/AUG/2024 1,732,000	1,726,613	1,719,010
	INEOS GRP HLDGS SA	5.875% 15/FEB/2019 1,325,000	1,337,881	1,354,813
	INFOR US INC	5.75% 15/AUG/2020 301,000	297,990	315,298
	INFORMATICA LLC	7.125% 15/JUL/2023 486,000	457,564	464,130

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	INFORMATION RESOURCES INC	ZCP DEC/2023 1,878,000	1,868,610	1,894,433
	INFORMATION RESOURCES INC	ZCP DEC/2024 1,380,000	1,359,300	1,375,405
	ING BANK	2.3% 22/MAR/2019 100,000	99,971	100,261
	ING BANK	FLT 16/MAR/2018 1,151,000	1,152,515	1,152,914
	INGRAM MICRO INC	5.45% 15/DEC/2024 725,000	722,455	682,216
	INTERVAL ACQUISITION CORP	5.625% 15/APR/2023 2,556,000	2,581,660	2,607,120
	INTESA SANPAOLO SPA	6.50% 24/FEB/2021 500,000	585,260	548,338
	INTL GAME TECHNOLOGY PLC	6.25% 15/FEB/2022 1,082,000	1,082,000	1,160,445
	INTL GAME TECHNOLOGY PLC	6.5% 15/FEB/2025 2,106,000	2,158,575	2,258,685
	INTL LEASE FINANCE CORP	3.875% 15/APR/2018 700,000	711,375	713,125
	INTL LEASE FINANCE CORP	4.625% 15/APR/2021 2,650,000	2,623,125	2,746,063
	INTL LEASE FINANCE CORP	6.25% 15/MAY/2019 800,000	856,719	860,000
	INTL LEASE FINANCE CORP	8.625% 15/JAN/2022 400,000	501,000	480,500
	IRON MOUNTAIN INC	6.00% 01/OCT/2020 995,000	1,043,506	1,049,725
	JACK OHIO FINANCE LLC	6.75% 15/NOV/2021 1,660,000	1,660,000	1,680,750
	JACKSON NTNL LIFE GLOBAL FND	1.25% 21/FEB/2017 600,000	600,173	599,971
	JACKSON NTNL LIFE GLOBAL FND	2.1% 25/OCT/2021 2,000,000	1,998,780	1,951,666
	JAGUAR HLDG CO II	6.37% 01/AUG/2023 1,400,000	1,414,000	1,498,000
	JAPAN BILL	ZCP 06/FEB/2017 260,000,000	2,468,268	2,229,723
	JAPAN BILL	ZCP 10/JAN/2017 220,000,000	2,118,546	1,886,217
	JOHN DEERE CAPITAL CORP	5.5% 13/APR/2017 3,260,000	3,300,180	3,298,755
	JOHN DEERE OWNER TR	0.92% 16/APR/2018 368,019	368,019	367,861
	JOHN DEERE OWNER TR	1.07% 15/NOV/2018 2,340,716	2,341,505	2,340,557
	JOHN DEERE OWNER TR	0.87% 15/FEB/2018 165,822	165,799	165,799
	JOHN DEERE OWNER TR	0.98% 15/JUN/2018 3,272,255	3,271,589	3,272,117
	JOHN DEERE OWNER TR	1.15% 15/OCT/2018 2,099,471	2,100,365	2,100,188
	JOHN DEERE OWNER TR	1.09% 15/FEB/2019 648,000	647,967	647,255
	KFC HLDG CO	5.25% 01/JUN/2026 3,000,000	3,033,750	3,045,000
	KINDER MORGAN INC	7.75% 15/JAN/2032 405,000	302,043	496,309
	KINDER MORGAN INC	7.8% 01/AUG/2031 697,000	523,595	861,699
	KINDER MORGAN INC	5.00% 15/FEB/2021 300,000	318,276	319,553
	KRONOS INC	ZCP OCT/2024 704,000	696,960	727,383
	LAMAR MEDIA CORP	5.375% 15/JAN/2024 1,060,000	1,081,200	1,097,100
	LAREDO PETROLEUM INC	5.625% 15/JAN/2022 1,587,000	1,545,278	1,598,903
	LAREDO PETROLEUM INC	6.25% 15/MAR/2023 1,911,000	1,916,570	1,977,885
	LAREDO PETROLEUM INC	7.375% 01/MAY/2022 2,668,000	2,679,140	2,764,715
	LAS VEGAS SANDS INC	ZCP DEC/2020 99,744	99,726	100,406
	LAZARD GRP LLC	3.75% 13/FEB/2025 1,300,000	1,296,334	1,269,395
	LCM X LP	FLT 15/APR/2022 1,492,921	1,492,921	1,493,231
	LEASEPLAN CORP	2.875% 22/JAN/2019 870,000	862,927	869,725
	LEHMAN BROTHERS HLDGS INC	6.00% 26/SEP/2014 340,000	43,350	20,162
	LEHMAN BROTHERS HLDGS INC	5.25% 06/FEB/2012 210,000	26,775	12,075
	LENNAR CORP	4.5% 15/NOV/2019 430,000	441,825	446,662
	LEVEL 3 FINANCING INC	5.25% 15/MAR/2026 1,600,000	1,606,000	1,584,000
	LEVEL 3 FINANCING INC	5.375% 15/AUG/2022 1,050,000	1,050,000	1,084,125
	LIVE NATION ENTERTAINMENT INC	4.875% 01/NOV/2024 1,224,000	1,224,000	1,227,060
	LLOYDS BANK PLC	FLT 12/DEC/2017 2,000,000	2,000,000	2,002,754
	LLOYDS BANK PLC	FLT 20/DEC/2017 2,000,000	2,000,000	2,002,856
	LTF MERGER SUB INC	8.5% 15/JUN/2023 1,084,000	1,084,000	1,121,940
	MALLINCKRODT INTL FINANCE SA	5.5% 15/APR/2025 460,000	460,000	411,700
	MALLINCKRODT INTL FINANCE SA	5.625% 15/OCT/2023 453,000	453,000	422,422
	MANITOWOC FOODSERVICE INC	9.5% 15/FEB/2024 525,000	525,656	605,062

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	MANUFACTURERS & TRADERS TR CO	FLT 30/JAN/2017 1,500,000	1,500,093	1,500,358
	MANUFACTURERS & TRADERS TR CO	FLT 25/JUL/2017 750,000	748,374	750,577
	MARRIOTT INTL CORP	0.95% 19/JAN/2017 750,000	749,595	749,641
	MASSMUTUAL GLOBAL FUNDING II	2.5% 17/OCT/2022 200,000	195,820	196,394
	MASTR ASSET BACKED SECURITIES TR	FLT 25/JAN/2036 453,963	447,608	445,090
	MATCH GRP INC	6.375% 01/JUN/2024 1,380,000	1,408,500	1,455,900
	MDC PARTNERS INC	6.5% 01/MAY/2024 3,139,000	3,191,207	2,825,100
	MEDNAX INC	5.25% 01/DEC/2023 1,735,000	1,757,030	1,787,050
	MERCEDES BENZ AUTO LEASE TR	1.1% 15/AUG/2017 178,280	178,317	178,247
	MERCEDES BENZ AUTO LEASE TR	1% 16/JAN/2018 989,928	990,127	989,650
	MERCEDES BENZ AUTO LEASE TR	1.34% 16/JUL/2018 6,657,960	6,663,770	6,662,760
	MERCEDES BENZ AUTO LEASE TR	FLT 16/JUL/2018 2,439,163	2,439,163	2,442,067
	MERCEDES BENZ AUTO LEASE TR	1.15% 15/JAN/2019 480,000	479,987	479,414
	MERCEDES-BENZ AUTO REC TR	0.87% 15/OCT/2018 3,476,937	3,475,817	3,473,850
	MERCEDES-BENZ AUTO REC TR	0.82% 15/JUN/2018 1,748,450	1,747,712	1,747,915
	MERCEDES-BENZ AUTO REC TR	1.11% 15/MAR/2019 1,956,000	1,956,143	1,955,487
	MERITAGE HOMES CORP	6% 01/JUN/2025 2,000,000	2,012,500	2,025,000
	MERITAGE HOMES CORP	7% 01/APR/2022 684,000	695,275	740,430
	METROPOLITAN LIFE GLOBAL FNDG	FLT 10/APR/2017 5,229,000	5,228,603	5,233,471
	MGM GROWTH PROP	4.5% 01/SEP/2026 550,000	553,437	528,000
	MGM RESORTS INTL	11.37% 01/MAR/2018 455,000	517,562	505,050
	MGM RESORTS INTL	4.625% 01/SEP/2026 2,215,000	2,196,915	2,131,937
	MGM RESORTS INTL	6.00% 15/MAR/2023 921,000	925,644	994,680
	MGM RESORTS INTL	6.625% 15/DEC/2021 963,000	1,022,570	1,076,152
	MGM RESORTS INTL	6.75% 01/OCT/2020 1,491,000	1,544,000	1,658,737
	MICROSEMI CORP	9.125% 15/APR/2023 1,085,000	1,085,000	1,264,025
	MICROSOFT CORPORATION CORP	0.94% 09/MAY/2017 2,000,000	1,993,567	1,993,811
	MICROSOFT CORPORATION CORP	0.76% 16/MAR/2017 500,000	499,158	499,230
	MICROSOFT CORPORATION CORP	0.96% 02/MAY/2017 2,700,000	2,691,834	2,692,205
	MICROSOFT CORPORATION CORP	0.65% 24/JAN/2017 8,000,000	7,996,831	7,997,100
	MICROSOFT CORPORATION CORP	0.93% 03/MAY/2017 2,000,000	1,993,832	1,994,165
	MITSUBISHI TST&BNK	1.25% 15/MAR/2017 2,000,000	2,000,000	2,001,609
	MITSUBISHI TST&BNK	1.53% 23/AUG/2017 1,000,000	1,000,000	1,001,829
	MIZUHO BANK LTD/NY	FLT 08/DEC/2017 4,000,000	4,000,000	4,001,828
	MIZUHO BANK LTD/NY	FLT 12/DEC/2017 1,000,000	1,000,000	1,000,414
	MIZUHO BANK LTD/NY	FLT 19/OCT/2017 800,000	800,000	800,486
	MOLINA HEALTHCARE INC	5.37% 15/NOV/2022 1,305,000	1,315,500	1,324,575
	MOLSON COORS BREWING CO	2.1% 15/JUL/2021 300,000	299,886	292,174
	MORGAN STANLEY	3.7% 23/OCT/2024 2,875,000	2,988,476	2,909,247
	MORGAN STANLEY	5.75% 25/JAN/2021 2,150,000	2,240,644	2,385,588
	MPH ACQUISITION HLDGS LLC	7.125% 01/JUN/2024 2,221,000	2,258,060	2,337,825
	MPLX LP	4.5% 15/JUL/2023 1,524,000	1,493,520	1,547,799
	MPLX LP	4.875% 01/DEC/2024 4,389,000	4,205,938	4,519,327
	MPLX LP	4.875% 01/JUN/2025 1,516,000	1,508,420	1,558,671
	MSCI INC	5.25% 15/NOV/2024 1,325,000	1,350,202	1,391,250
	MSCI INC	5.75% 15/AUG/2025 1,280,000	1,289,600	1,360,000
	NABORS INDUSTRIES INC	5.5% 15/JAN/2023 271,000	271,000	282,179
	NATNL AUSTRALIA BANK LTD	1.25% 17/MAR/2017 3,400,000	3,402,287	3,401,652
	NATNL RURAL UTILITS COOP FIN CORP	5.45% 10/APR/2017 4,000,000	4,047,758	4,045,288
	NATIXIS SA	FLT 01/NOV/2017 3,500,000	3,500,000	3,506,692
	NATIXIS SA	FLT 25/SEP/2017 1,300,000	1,300,000	1,304,419
	NATL AUSTRALIA BK LTD	FLT 07/DEC/2017 2,000,000	2,000,000	2,000,348

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	NAVIENT CORP	7.25% 25/JAN/2022 482,000	533,403	510,317
	NAVIENT CORP	8.00% 25/MAR/2020 177,000	184,301	196,364
	NAVIENT CORP	5.00% 26/OCT/2020 416,000	370,146	424,320
	NAVIENT CORP	5.875% 25/OCT/2024 1,706,000	1,647,291	1,620,700
	NAVIENT CORP	6.625% 26/JUL/2021 615,000	631,370	650,362
	NEIMAN MARCUS GRP LTD LLC	8.00% 15/OCT/2021 496,000	376,960	368,280
	NETFLIX INC	5.875% 15/FEB/2025 3,194,000	3,241,087	3,445,527
	NETFLIX INC	4.375% 15/NOV/2026 2,200,000	2,208,250	2,134,000
	NEW RED FINANCE INC	4.625% 15/JAN/2022 1,900,000	1,908,000	1,938,000
	NEW RED FINANCE INC	6.00% 01/APR/2022 800,000	800,000	836,000
	NEWFIELD EXPLORATION CO	5.625% 01/JUL/2024 1,321,000	1,254,240	1,377,142
	NEWFIELD EXPLORATION CO	5.75% 30/JAN/2022 122,000	123,525	128,557
	NFP CORP	9.00% 15/JUL/2021 383,000	381,085	404,065
	NIELSEN CO LUXEMBOURG SARL	5.5% 01/OCT/2021 870,000	870,000	904,800
	NISSAN AUTO LEASE TR	1.12% 15/SEP/2017 442,493	442,765	442,549
	NISSAN AUTO LEASE TR	1.4% 15/JUN/2018 3,395,000	3,400,050	3,397,845
	NISSAN AUTO LEASE TR	1.18% 15/DEC/2017 2,819,685	2,820,571	2,820,529
	NISSAN AUTO LEASE TR	1.22% 15/AUG/2018 830,840	830,790	830,803
	NISSAN AUTO REC OWNER TR	0.67% 15/AUG/2018 1,264,146	1,263,018	1,263,253
	NISSAN AUTO REC OWNER TR	0.72% 15/AUG/2018 831,853	831,195	831,154
	NISSAN AUTO REC OWNER TR	1.11% 15/MAY/2019 264,691	264,828	264,492
	NISSAN AUTO REC OWNER TR	0.83% 16/JUL/2018 1,169,315	1,168,907	1,168,789
	NISSAN AUTO REC OWNER TR	FLT 16/JUL/2018 498,338	498,338	498,647
	NISSAN AUTO REC OWNER TR	0.87% 15/NOV/2018 552,530	552,446	552,219
	NISSAN AUTO REC OWNER TR	1.06% 15/FEB/2019 506,890	506,879	506,741
	NISSAN AUTO REC OWNER TR	FLT 15/FEB/2019 1,115,796	1,115,796	1,116,929
	NORDEA BANK FINLAND PLC	FLT 26/APR/2017 1,800,000	1,800,000	1,802,311
	NORDEA BANK FINLAND PLC	1.19% 01/MAR/2017 2,500,000	2,500,000	2,501,416
	NORFOLK SOUTHERN RAILWAY CO	9.75% 15/JUN/2020 400,000	514,456	494,430
	NORINCHUKIN BANK	1.2% 10/FEB/2017 1,500,000	1,500,000	1,500,731
	NORINCHUKIN BANK	FLT 10/OCT/2017 500,000	500,000	501,167
	NORINCHUKIN BANK	FLT 11/OCT/2017 1,400,000	1,400,000	1,403,258
	NORINCHUKIN BANK	1.25% 24/APR/2017 4,000,000	4,000,202	4,002,363
	NORTHWEST AIRLINES	6.264% 20/MAY/2023 158,797	168,920	171,199
	NOVELIS CORP	5.875% 30/SEP/2026 2,851,000	2,909,889	2,879,510
	NOVELIS CORP	6.25% 15/AUG/2024 485,000	495,860	514,100
	NRG ENERGY INC	6.25% 01/MAY/2024 390,000	385,597	379,275
	NRG ENERGY INC	6.25% 15/JUL/2022 1,714,000	1,725,105	1,718,285
	NRG ENERGY INC	6.625% 15/JAN/2027 1,500,000	1,507,500	1,417,500
	NRG ENERGY INC	7.25% 15/MAY/2026 905,000	905,000	900,475
	NRG YIELD OPERATING LLC	5.375% 15/AUG/2024 3,042,000	2,993,036	3,057,210
	NXP BV / NXP FUNDING LLC	3.875% 01/SEP/2022 905,000	905,295	916,312
	NXP BV / NXP FUNDING LLC	4.125% 01/JUN/2021 820,000	835,375	846,650
	NXP BV / NXP FUNDING LLC	4.625% 15/JUN/2022 1,003,000	1,003,000	1,050,642
	OASIS PETROLEUM INC	6.875% 15/JAN/2023 1,703,000	1,558,739	1,745,575
	OCTAGON INV PARTNERS XII LTD	FLT 05/MAY/2023 1,559,660	1,559,660	1,559,787
	ONEMAIN FINCL HLDGS LLC	7.25% 15/DEC/2021 3,026,000	3,082,584	3,154,605
	ONTARIO TEACHERS FINANCE CORP	1.08% 25/JAN/2017 2,000,000	1,998,615	1,998,934
	ONTARIO TEACHERS FINANCE CORP	1.30% 11/APR/2017 1,000,000	996,666	996,430
	ORACLE CORP	FLT 07/JUL/2017 841,000	841,296	841,637
	OUTFRONT MEDIA CAPITAL LLC	5.875% 15/MAR/2025 2,748,000	2,797,034	2,878,530
	OVERSEA-CHINESE BANKING CORP	FLT 15/NOV/2017 4,000,000	4,000,000	4,001,488

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	OWENS-BROCKWAY GLASS CNTNR INC	5.875% 15/AUG/2023 800,000	780,000	834,000
	OWENS-BROCKWAY GLASS CNTNR INC	6.375% 15/AUG/2025 1,801,000	1,983,027	1,900,055
	PACCAR FINCL CORP	0.61% 04/JAN/2017 8,000,000	7,999,620	7,999,454
	PACCAR FINCL CORP	FLT 06/JUN/2017 4,500,000	4,498,438	4,501,741
	PARSLEY ENERGY LLC	5.375% 15/JAN/2025 1,915,000	1,915,000	1,921,511
	PARSLEY ENERGY LLC	6.25% 01/JUN/2024 1,655,000	1,699,271	1,741,556
	PDC ENERGY INC	6.125% 15/SEP/2024 1,322,000	1,342,351	1,351,745
	PENSKE AUTOMOTIVE GRP INC	5.375% 01/DEC/2024 511,000	512,916	509,722
	PEPSICO, INC	0.53% 19/JAN/2017 8,000,000	7,998,000	7,997,791
	PETROBRAS GLOBAL FINANCE	4.875% 17/MAR/2020 200,000	177,354	197,740
	PETROBRAS GLOBAL FINANCE	8.375% 23/MAY/2021 700,000	713,797	754,250
	PETROBRAS INTL FINANCE CO	5.75% 20/JAN/2020 650,000	611,000	658,125
	PETROLEOS MEXICANOS	5.5% 21/JAN/2021 450,000	445,549	462,937
	PETROLEOS MEXICANOS	6.625% 15/JUN/2035 115,000	96,254	113,275
	PFIZER INC	0.9% 15/JAN/2017 8,412,000	8,412,259	8,411,941
	PFIZER INC	6.05% 30/MAR/2017 2,000,000	2,024,096	2,024,216
	PINNACLE FOODS FINANCE LLC	5.875% 15/JAN/2024 800,000	835,362	848,000
	PIONEER NATURAL RESOURCES CO	3.45% 15/JAN/2021 300,000	281,278	306,566
	PIONEER NATURAL RESOURCES CO	6.65% 15/MAR/2017 87,000	88,531	87,887
	PLASTIPAK HLDGS INC	6.5% 01/OCT/2021 2,039,000	2,116,820	2,130,755
	PLATFORM SPECIALTY PROD CORP	10.38% 01/MAY/2021 1,330,000	1,349,710	1,472,975
	PLATFORM SPECIALTY PROD CORP	6.5% 01/FEB/2022 653,000	660,003	657,897
	PLAYA RESORTS HLDG	8.00% 15/AUG/2020 2,655,000	2,741,388	2,767,837
	PNC BANK NA	1.125% 27/JAN/2017 5,400,000	5,400,755	5,400,394
	PNC BANK NA	FLT 01/AUG/2017 3,000,000	2,999,397	3,000,915
	PORSCHE INNVTV LEASE OWNER TR	1.03% 20/NOV/2017 85,388	85,401	85,388
	PORSCHE INNVTV LEASE OWNER TR	1.19% 23/JUL/2018 6,852,486	6,859,243	6,853,362
	POST HLDGS INC	5% 15/AUG/2026 700,000	700,875	670,250
	POST HLDGS INC	6% 15/DEC/2022 211,000	208,347	220,231
	POST HLDGS INC	7.75% 15/MAR/2024 2,999,000	3,166,085	3,328,890
	PQ CORP	6.75% 15/NOV/2022 1,269,000	1,306,621	1,357,830
	PRECISION DRILLING CORP	7.75% 15/DEC/2023 133,000	133,000	140,315
	PRESTIGE BRANDS INC	6.375% 01/MAR/2024 1,468,000	1,484,386	1,541,400
	PRINCIPAL LIFE GLOBAL FUNDING II	1.2% 19/MAY/2017 450,000	449,898	449,959
	PRINCIPAL LIFE GLOBAL FUNDING II	2.625% 19/NOV/2020 900,000	898,911	899,551
	PROLOGIS LP	2.75% 15/FEB/2019 995,000	1,018,243	1,009,402
	PROTECTIVE LIFE GLOBAL FUNDING	1.999% 14/SEP/2021 800,000	800,000	773,558
	PROVIDENT FUNDING ASSOCIATES LP	6.75% 15/JUN/2021 2,640,000	2,630,382	2,653,200
	PTC INC	6% 15/MAY/2024 1,189,000	1,214,221	1,254,395
	QEP RESOURCES INC	5.25% 01/MAY/2023 54,000	51,570	54,135
	QUALCOMM INCORPD CORP	0.6% 25/JAN/2017 8,000,000	7,996,960	7,996,805
	QUALITYTECH LP/QTS FINANCE CORP	5.875% 01/AUG/2022 1,638,000	1,648,942	1,666,665
	QUEBECOR MEDIA INC	5.75% 15/JAN/2023 1,168,000	1,168,000	1,211,800
	QUICKEN LOANS INC	5.75% 01/MAY/2025 1,295,000	1,293,748	1,259,387
	QUINTILES IMS INC	4.875% 15/MAY/2023 1,088,000	1,097,520	1,104,320
	QUINTILES IMS INC	5% 15/OCT/2026 1,562,000	1,597,145	1,565,905
	RAAC SERIES	FLT 25/OCT/2046 566,769	326,479	505,640
	RACE POINT VII CLO LTD	FLT 08/NOV/2024 800,000	800,000	799,994
	RANGE RESOURCES CORP	5% 15/AUG/2022 839,000	839,000	833,756
	REGENCY ENERGY PARTNERS LP	5.875% 01/MAR/2022 700,000	724,801	770,041
	RELIANCE STAND LIFE GLOB FNDNG II	3.05% 20/JAN/2021 1,200,000	1,205,470	1,209,553
	REYNOLDS GRP ISSUER INC	5.125% 15/JUL/2023 2,634,000	2,640,400	2,689,972

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	REYNOLDS GRP ISSUER INC	5.75% 15/OCT/2020 450,000	462,937	464,062
	REYNOLDS GRP ISSUER INC	7.00% 15/JUL/2024 1,814,000	1,829,024	1,928,509
	RITCHIE BROS AUCTIONEERS INC	5.375% 15/JAN/2025 389,000	389,000	396,780
	RITE AID CORP	7.7% 15/FEB/2027 529,000	431,123	661,250
	RITE AID CORP	6.75% 15/JUN/2021 295,000	295,000	309,750
	RITE AID CORP	6.125% 01/APR/2023 1,826,000	1,838,172	1,962,950
	RITE AID CORP	ZCP AUG/2020 996,000	1,008,293	1,004,919
	RIVERBED TECHNOLOGY INC	8.875% 01/MAR/2023 837,000	810,124	883,035
	RIVERS PITTSBURGH BORROWER LP	6.125% 15/AUG/2021 356,000	356,000	364,010
	ROCHE HLDGS INC	FLT 29/SEP/2017 1,464,000	1,463,481	1,463,700
	ROYAL BANK OF CANADA	1% 27/APR/2017 2,000,000	1,999,324	1,999,036
	ROYAL BANK OF CANADA	FLT 22/MAR/2018 1,600,000	1,607,278	1,603,256
	ROYAL BANK OF CANADA	1.195% 02/MAR/2017 3,000,000	3,000,000	3,001,586
	ROYAL BANK OF SCOTLAND GRP PLC	FLT 31/DEC/2049 2,800,000	732,000	3,017,000
	RSP PERMIAN INC	5.25% 15/JAN/2025 1,431,000	1,434,307	1,438,155
	RSP PERMIAN INC	6.625% 01/OCT/2022 1,172,000	1,173,892	1,239,390
	SABINE PASS LIQUEFACTION LLC	5.00% 15/MAR/2027 700,000	701,750	706,125
	SABINE PASS LIQUEFACTION LLC	5.625% 01/MAR/2025 3,600,000	3,659,375	3,852,000
	SABINE PASS LIQUEFACTION LLC	5.875% 30/JUN/2026 2,035,000	2,071,845	2,192,712
	SALLY HLDGS LLC	5.625% 01/DEC/2025 1,085,000	1,163,662	1,128,400
	SALLY HLDGS LLC	5.75% 01/JUN/2022 497,000	497,000	516,259
	SANTANDER DRIVE AUTO RECV TR	1.27% 15/FEB/2019 134,047	134,013	134,046
	SANTANDER HLDGS USA INC	FLT 24/NOV/2017 100,000	100,647	100,857
	SANTANDER UK GRP HLDGS PLC	2.875% 16/OCT/2020 100,000	100,131	99,099
	SANTANDER UK PLC NOTES	FLT 14/MAR/2019 900,000	900,000	911,817
	SBA COMMUNICATIONS CORP	4.875% 01/SEP/2024 5,665,000	5,626,675	5,594,187
	SBA TOWER TR	2.24% 15/APR/2043 300,000	300,600	300,559
	SBA TOWER TR	2.877% 15/JUL/2046 600,000	604,800	594,888
	SCHAEFFLER FINANCE	4.25% 15/MAY/2021 2,743,000	2,716,275	2,797,860
	SCIENTIFIC GAMES INTL INC	10.00% 01/DEC/2022 2,593,000	2,346,665	2,580,035
	SCIENTIFIC GAMES INTL INC	7.00% 01/JAN/2022 3,200,000	3,244,500	3,432,000
	SCOTTS MIRACLE-GRO CO	6.00% 15/OCT/2023 1,869,000	1,938,731	1,976,467
	SEMINOLE TRIBE OF FLORIDA INC	7.804% 01/OCT/2020 185,000	190,319	184,075
	SENSATA TECH UK FINANCING CO PLC	6.25% 15/FEB/2026 871,000	871,000	910,195
	SESI LLC	6.375% 01/MAY/2019 335,000	327,951	335,000
	SESI LLC	7.125% 15/DEC/2021 883,000	848,345	898,452
	SFR GRP SA	6.00% 15/MAY/2022 4,223,000	4,315,910	4,333,854
	SFR GRP SA	7.375% 01/MAY/2026 2,380,000	2,410,162	2,439,500
	SHACKLETON II CLO LTD	FLT 20/OCT/2023 1,500,000	1,500,000	1,499,994
	SHIZUOKA BANK	1.00% 03/JAN/2017 2,500,000	2,500,000	2,500,167
	SIGNODE INDUSTRIAL GRP	6.375% 01/MAY/2022 568,000	577,230	566,580
	SILVER II BORROWER S.C.A.	ZCP DEC/2019 1,225,000	1,097,139	1,161,343
	SIRIUS XM RADIO INC	5.375% 15/APR/2025 1,945,000	1,989,044	1,935,275
	SIRIUS XM RADIO INC	5.375% 15/JUL/2026 235,000	235,294	229,712
	SKANDINAVISKA ENSKILDA BANK AB	FLT 02/MAY/2017 1,500,000	1,500,000	1,501,896
	SLC STUDENT LOAN TR	FLT 25/NOV/2042 226,601	226,300	226,913
	SLM PRIVATE EDUCATION LOAN TR	FLT 16/MAY/2044 108,680	113,859	112,854
	SLM STUDENT LOAN TR	FLT 15/DEC/2023 636,522	850,532	654,587
	SM ENERGY CO	5.625% 01/JUN/2025 323,000	313,070	311,695
	SM ENERGY CO	6.75% 15/SEP/2026 1,657,000	1,708,957	1,706,710
	SMITHS GRP PLC	7.20% 15/MAY/2019 528,000	594,507	579,086
	SOLERA LLC / SOLERA FINANCE INC	10.5% 01/MAR/2024 1,754,000	1,801,560	1,973,250

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	SOUTHERN CA GAS CORP	0.75% 04/JAN/2017 8,000,000	7,999,533	7,999,454
	SOUTHERN NATURAL GAS CO LLC	5.9% 01/APR/2017 120,000	101,497	121,250
	SOUTHERN NATURAL GAS CO LLC	8% 01/MAR/2032 77,000	66,228	96,407
	SPECTRUM BRANDS INC	5.75% 15/JUL/2025 2,097,000	2,143,750	2,175,637
	SPECTRUM BRANDS INC	6.625% 15/NOV/2022 555,000	555,000	589,687
	SPRINGLEAF FINANCE CORP	7.75% 01/OCT/2021 379,000	395,299	399,845
	SPRINGS INDUSTRIES INC	6.25% 01/JUN/2021 975,000	966,213	1,009,125
	SPRINT CORP	7.125% 15/JUN/2024 1,961,000	1,727,299	2,019,830
	SPRINT CORP	7.25% 15/SEP/2021 470,000	470,587	499,375
	SPRINT CORP	7.625% 15/FEB/2025 4,120,000	4,006,497	4,331,150
	SPRINT CORP	7.875% 15/SEP/2023 816,000	818,040	871,080
	SPRINT NEXTEL CORP	7.00% 01/MAR/2020 1,646,000	1,653,000	1,785,910
	SPRINT NEXTEL CORP	7.00% 15/AUG/2020 1,302,000	1,305,255	1,380,263
	SPRINT NEXTEL CORP	9.00% 15/NOV/2018 1,602,000	1,626,167	1,766,205
	SPX FLOW INC	5.625% 15/AUG/2024 800,000	816,000	806,000
	SPX FLOW INC	5.875% 15/AUG/2026 509,000	519,010	509,000
	SSE PLC	FLT 31/DEC/2049 200,000	296,023	217,803
	STANDARD INDUSTRIES INC	5.5% 15/FEB/2023 1,080,000	1,080,000	1,117,908
	STARWOOD PROPERTY TR INC	5.00% 15/DEC/2021 850,000	858,500	861,390
	STATE STREET BANK & TR CO	FLT 11/APR/2017 1,400,000	1,400,000	1,401,422
	STATE STREET BANK & TR CO	FLT 14/JUL/2017 1,500,000	1,500,000	1,502,046
	STATE STREET BANK & TR CO	FLT 30/MAR/2017 1,500,000	1,500,000	1,501,479
	STERIGENICS-NORDION HLDGS LLC	6.5% 15/MAY/2023 1,370,000	1,387,125	1,393,975
	SUGARHOUSE HSP GAMING PROP	6.375% 01/JUN/2021 1,192,000	1,184,221	1,189,020
	SUMITOMO MITSUI BANKING CORP	FLT 10/JAN/2017 677,000	676,978	677,034
	SUMITOMO MITSUI BANKING CORP	FLT 11/JUL/2017 1,225,000	1,225,053	1,224,436
	SUMITOMO MITSUI BANKING CORP	FLT 15/SEP/2017 3,550,000	3,550,213	3,555,850
	SUMITOMO MITSUI BANKING CORP	FLT 27/OCT/2017 3,000,000	3,000,000	2,999,313
	SUMITOMO MITSUI BANKING CORP	1.45% 19/JUL/2017 1,200,000	1,200,000	1,201,551
	SUMITOMO MITSUI FINCL GRP INC	2.44% 19/OCT/2021 1,500,000	1,500,000	1,475,647
	SUMITOMO MITSUI TR	1.5% 20/JUL/2017 1,200,000	1,200,000	1,201,885
	SUNCORP-METWAY LTD	1.7% 28/MAR/2017 1,000,000	1,001,256	998,902
	SURGICAL CARE AFFILIATES INC	6% 01/APR/2023 535,000	541,687	552,387
	SVENSKA HANDELSBANKEN/NY	FLT 21/APR/2017 3,800,000	3,800,000	3,804,997
	SVENSKA HANDELSBANKEN/NY	FLT 01/AUG/2017 2,500,000	2,500,000	2,501,440
	SYNCHRONY FINCL	2.6% 15/JAN/2019 1,400,000	1,399,636	1,407,081
	SYNCHRONY FINCL	FLT 09/NOV/2017 100,000	100,685	100,655
	SYNOVUS FINCL CORP	7.875% 15/FEB/2019 2,015,000	2,213,970	2,211,462
	TAKEDA PHARMACEUTICAL CO LTD	1.625% 17/MAR/2017 4,200,000	4,203,355	4,203,725
	TALLGRASS ENERGY PARTNERS LP	5.5% 15/SEP/2024 481,000	481,000	477,392
	TARGA RESOURCES PARTNERS LP	5.25% 01/MAY/2023 71,000	73,840	71,710
	TARGA RESOURCES PARTNERS LP	4.25% 15/NOV/2023 707,000	668,480	676,069
	TARGA RESOURCES PARTNERS LP	5.375% 01/FEB/2027 2,591,000	2,602,955	2,565,090
	TARGA RESOURCES PARTNERS LP	6.75% 15/MAR/2024 1,160,000	1,160,000	1,244,100
	TAYLOR MORRISON COMMUNITIES INC	5.25% 15/APR/2021 1,007,000	1,017,035	1,032,175
	TAYLOR MORRISON COMMUNITIES INC	5.625% 01/MAR/2024 500,000	490,625	505,000
	TECK RESOURCES LTD	6.25% 15/JUL/2041 2,530,000	2,443,512	2,438,110
	TECK RESOURCES LTD	8.5% 01/JUN/2024 1,020,000	1,153,102	1,175,550
	TELECOM ITALIA SPA/MILANO	5.30% 30/MAY/2024 1,355,000	1,390,808	1,324,512
	TELEFONICA EMISIONES SAU	5.134% 27/APR/2020 700,000	751,569	750,021
	TELOS CLO LTD	FLT 17/APR/2025 1,368,778	1,368,778	1,369,844
	TEMPUR SEALY INTL INC	5.5% 15/JUN/2026 1,400,000	1,410,500	1,407,000

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	TEMPUR SEALY INTL INC	5.625% 15/OCT/2023 770,000	776,737	795,025
	TENET HEALTHCARE CORP	4.5% 01/APR/2021 1,105,000	1,101,062	1,093,950
	TENET HEALTHCARE CORP	4.75% 01/JUN/2020 490,000	490,000	494,900
	TENET HEALTHCARE CORP	6% 01/OCT/2020 1,509,000	1,568,500	1,580,677
	TENET HEALTHCARE CORP	7.5% 01/JAN/2022 677,000	677,000	705,772
	TENET HEALTHCARE CORP	8.125% 01/APR/2022 862,000	905,739	813,297
	TENNESSEE GAS PIPELINE CO LLC	8.375% 15/JUN/2032 28,000	25,048	34,895
	TERWIN MTG TR	FLT 25/OCT/2037 740,994	191,228	348,593
	TESORO LOGISTICS LP	5.25% 15/JAN/2025 2,894,000	2,911,875	2,955,497
	TESORO LOGISTICS LP	6.25% 15/OCT/2022 2,240,000	2,236,025	2,374,400
	TESORO LOGISTICS LP	6.375% 01/MAY/2024 700,000	707,000	749,000
	TEVA PHARM FIN NETHERLANDS III	2.8% 21/JUL/2023 900,000	896,994	851,932
	THERMO FISHER SCIENTIFIC INC	3.00% 15/APR/2023 700,000	696,584	688,007
	T-MOBILE USA INC	6.5% 01/15/2026 4,926,000	5,283,793	5,326,237
	T-MOBILE USA INC	6.5% 15/JAN/2024 1,238,000	1,308,577	1,327,755
	T-MOBILE USA INC	6.633% 28/APR/2021 3,873,000	4,007,645	4,042,444
	T-MOBILE USA INC	6.836% 28/APR/2023 173,000	182,515	185,326
	T-MOBILE USA INC	6.375% 01/MAR/2025 620,000	625,425	662,625
	T-MOBILE USA INC	6.625% 01/APR/2023 379,000	396,055	401,740
	TOLL BROTHERS FINANCE CORP	8.91% 15/OCT/2017 2,100,000	2,357,250	2,207,625
	TOLL BROTHERS FINANCE CORP	4.875% 15/NOV/2025 664,000	664,000	652,380
	TORONTO-DOMINION	1.2% 13/JUL/2017 1,200,000	1,200,000	1,200,119
	TOTAL CAPITAL INTL SA	1.00% 10/JAN/2017 775,000	774,997	774,996
	TOTAL CAPITAL INTL SA	1.5% 17/FEB/2017 3,500,000	3,501,989	3,501,165
	TOYOTA AUTO REC OWNER TR	0.67% 15/DEC/2017 1,137,366	1,136,691	1,136,869
	TOYOTA AUTO REC OWNER TR	0.76% 15/MAR/2018 2,017,461	2,015,929	2,016,179
	TOYOTA AUTO REC OWNER TR	0.93% 16/JUL/2018 2,721,701	2,721,194	2,720,029
	TOYOTA AUTO REC OWNER TR	0.77% 15/NOV/2017 308,536	308,402	308,498
	TOYOTA AUTO REC OWNER TR	1.27% 15/MAY/2019 656,000	655,847	655,989
	TOYOTA AUTO REC OWNER TR	0.92% 15/FEB/2018 1,107,892	1,107,716	1,107,613
	TOYOTA AUTO REC OWNER TR	1.02% 15/OCT/2018 922,000	921,867	921,459
	TOYOTA AUTO REC OWNER TR	FLT 15/OCT/2018 2,000,000	2,000,000	2,001,278
	TOYOTA MOTOR CREDIT CORP	2.05% 12/JAN/2017 1,330,000	1,330,495	1,330,246
	TOYOTA MOTOR CREDIT CORP	FLT 05/DEC/2017 2,228,000	2,228,000	2,229,680
	TOYOTA MOTOR CREDIT CORP	FLT 16/MAY/2017 3,600,000	3,597,799	3,600,558
	TOYOTA MOTOR CREDIT CORP	1.23% 16/JUN/2017 8,000,000	7,953,889	7,959,307
	TRANSDIGM INC	6% 15/JUL/2022 259,000	259,000	269,360
	TRANSDIGM INC	6.375% 15/JUN/2026 4,103,000	4,199,987	4,213,781
	TRANSDIGM INC	6.5% 15/JUL/2024 708,000	708,333	740,745
	TRANSDIGM INC	6.5% 15/MAY/2025 1,056,000	1,056,000	1,106,160
	UBS AG/STAMFORD CT	1.26% 01/MAR/2017 1,500,000	1,500,000	1,500,000
	UBS AG/STAMFORD CT	FLT 14/AUG/2017 2,050,000	2,049,757	2,049,381
	UBS AG/STAMFORD CT	FLT 26/MAR/2018 1,100,000	1,103,676	1,103,659
	UBS GRP FUNDING JERSEY LTD	2.95% 24/SEP/2020 2,300,000	2,317,641	2,301,014
	UBS GRP FUNDING JERSEY LTD	3.00% 15/APR/2021 800,000	800,504	800,422
	UNITED RENTALS N. A. INC	5.5% 15/MAY/2027 840,000	844,200	833,700
	UNITED RENTALS N. A. INC	5.875% 15/SEP/2026 2,053,000	2,077,310	2,112,024
	UNITED RENTALS N. A. INC	6.125% 15/JUN/2023 309,000	325,222	327,540
	UNITYMEDIA GMBH	6.125% 15/JAN/2025 1,517,000	1,528,060	1,558,717
	UNITYMEDIA HESSEN GMBH & CO KG	5.00% 15/JAN/2025 1,300,000	1,306,500	1,293,500
	UNITYMEDIA HESSEN GMBH & CO KG	5.5% 15/JAN/2023 1,285,000	1,323,987	1,338,006
	UNIVERSITY CALIF REVS TAXABLE	FLT 01/JUL/2041 500,000	500,175	500,010

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	UNIVISION COMMUNICATIONS INC	5.125% 15/MAY/2023 1,267,000	1,250,945	1,247,995
	UNIVISION COMMUNICATIONS INC	5.125% 15/FEB/2025 1,704,000	1,722,709	1,629,450
	US BANK NA/CINCINNATI OH	1.1% 30/JAN/2017 1,500,000	1,500,151	1,500,000
	US CONCRETE INC	6.375% 01/JUN/2024 550,000	550,687	581,625
	USAA AUTO OWNER TR	0.94% 15/MAY/2019 1,031,464	1,031,403	1,031,177
	USAA AUTO OWNER TR	1.2% 17/JUN/2019 1,000,000	1,001,360	1,000,688
	USAA AUTO OWNER TR	1.07% 15/MAR/2019 466,000	465,900	465,546
	USAA CAPITAL CORP	0.5% 05/JAN/2017 8,000,000	7,999,600	7,999,379
	VALEANT PHARMACEUTCLS INTL INC	6.375% 15/OCT/2020 3,555,000	3,755,320	3,053,958
	VALEANT PHARMACEUTCLS INTL INC	5.5% 01/MAR/2023 780,000	787,800	585,000
	VALEANT PHARMACEUTCLS INTL INC	5.625% 01/DEC/2021 1,115,000	1,129,794	864,125
	VALEANT PHARMACEUTCLS INTL INC	5.875% 15/MAY/2023 2,150,000	2,150,000	1,623,250
	VALEANT PHARMACEUTCLS INTL INC	6.125% 15/APR/2025 1,577,000	1,577,000	1,184,721
	VALEANT PHARMACEUTCLS INTL INC	7.5% 15/JUL/2021 245,000	254,187	207,637
	VALVOLINE INC	5.5% 15/JUL/2024 1,085,000	1,123,554	1,122,975
	VENTURE X CLO LTD	FLT 20/JUL/2022 1,500,000	1,500,000	1,499,994
	VERISIGN INC	4.625% 01/MAY/2023 1,100,000	1,111,000	1,111,000
	VERISIGN INC	5.25% 01/APR/2025 2,525,000	2,523,463	2,588,125
	VERIZON COMMUNICATIONS INC	5.15% 15/SEP/2023 5,000,000	5,840,700	5,528,715
	VIACOM INC	5.625% 15/SEP/2019 700,000	771,316	753,073
	VIDEOTRON LTD	5% 15/JUL/2022 1,899,000	1,900,325	1,946,475
	VIRGIN MEDIA FINANCE PLC	5.75% 15/JAN/2025 2,420,000	2,469,223	2,426,050
	VIRGIN MEDIA FINANCE PLC	6% 15/OCT/2024 1,237,000	1,250,167	1,274,110
	VIRGIN MEDIA SECURED FINANCE PLC	5.25% 15/JAN/2026 1,495,000	1,501,765	1,476,312
	VIRGIN MEDIA SECURED FINANCE PLC	5.5% 15/AUG/2026 1,245,000	1,259,006	1,241,887
	VISA INC	0.68% 06/FEB/2017 8,000,000	7,994,400	7,994,705
	VOLKSWAGEN AUTO LEASE TR	1.25% 20/DEC/2017 5,937,816	5,939,589	5,938,298
	VOLKSWAGEN AUTO LOAN ENHNCD TR	0.7% 20/APR/2018 1,391,022	1,389,496	1,389,688
	VOLKSWAGEN AUTO LOAN ENHNCD TR	0.91% 22/OCT/2018 685,458	684,437	684,563
	VOLKSWAGEN BANK GMBH	FLT 27/NOV/2017 400,000	432,743	420,997
	VOLKSWAGEN GRP OF AMER FIN LLC	1.65% 22/MAY/2018 1,200,000	1,154,566	1,193,485
	VOLKSWAGEN GRP OF AMER FIN LLC	1.6% 20/NOV/2017 200,000	195,448	199,372
	VOLKSWAGEN GRP OF AMER FIN LLC	2.4% 22/MAY/2020 200,000	194,006	197,921
	VOLKSWAGEN GRP OF AMER FIN LLC	FLT 22/MAY/2018 900,000	878,418	895,718
	WACHOVIA CAPITAL TR	FLT 31/DEC/2049 628,000	370,520	616,256
	WAL-MART STORES INC	5.375% 05/APR/2017 4,200,000	4,248,834	4,246,032
	WALT DISNEY CO	1.125% 15/FEB/2017 2,400,000	2,400,799	2,400,259
	WEA FINANCE LLC	3.25% 05/OCT/2020 600,000	626,772	610,201
	WEATHERFORD INTL LTD	7.75% 15/JUN/2021 1,726,000	1,723,338	1,743,260
	WEATHERFORD INTL LTD	8.25% 15/JUN/2023 1,206,000	1,263,765	1,227,105
	WEATHERFORD INTL LTD	9.875% 15/FEB/2024 412,000	412,000	439,035
	WELLS FARGO & CO	FLT 31/OCT/2023 800,000	800,000	809,200
	WELLS FARGO & CO	2.1% 08/MAY/2017 4,000,000	4,011,220	4,011,332
	WELLS FARGO & CO	2.6% 22/JUL/2020 800,000	799,552	804,624
	WELLS FARGO BANK NA	FLT 10/JUL/2017 1,000,000	1,000,000	1,001,191
	WELLS FARGO BANK NA	FLT 22/SEP/2017 2,500,000	2,500,000	2,503,225
	WELLS FARGO BANK NA	FLT 07/SEP/2017 1,495,000	1,495,000	1,498,035
	WESCO DISTRIBUTION INC	5.375% 15/JUN/2024 500,000	503,125	501,250
	WESTERN GAS PARTNERS LP	3.95% 01/JUN/2025 1,144,000	897,587	1,128,038
	WESTERN GAS PARTNERS LP	4.00% 01/JUL/2022 1,122,000	839,484	1,140,307
	WESTJET AIRLINES LTD	3.5% 16/JUN/2021 900,000	901,216	899,624
	WESTPAC BANKING CORP	FLT 19/JAN/2017 3,000,000	3,000,000	3,000,969

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	WESTPAC BANKING CORP	1.23% 14/JUL/2017 1,000,000	1,000,000	999,729
	WHITEHORSE VI LTD	FLT 03/FEB/2025 1,600,000	1,600,000	1,599,990
	WHITEWAVE FOODS CO	5.375% 01/OCT/2022 1,280,000	1,308,005	1,401,600
	WHITING PETROLEUM CORP	5.75% 15/MAR/2021 1,791,000	1,673,941	1,783,549
	WHITING PETROLEUM CORP	6.25% 01/APR/2023 733,000	734,947	733,000
	WILLIAMS COS INC	3.7% 15/JAN/2023 1,609,000	1,137,485	1,552,685
	WILLIAMS COS INC	4.55% 24/JUN/2024 4,442,000	3,309,609	4,408,685
	WIND ACQUISITION FINANCE SA	4.75% 15/JUL/2020 2,216,000	2,195,361	2,232,620
	WIND ACQUISITION FINANCE SA	6.5% 30/APR/2020 538,000	550,726	559,520
	WIND ACQUISITION FINANCE SA	7.375% 23/APR/2021 549,000	549,000	570,960
	WORLD OMNI AUTO LEASE SEC TR	1.16% 15/SEP/2017 2,492,002	2,492,650	2,491,956
	WORLD OMNI AUTO LEASE SEC TR	1.06% 15/MAY/2018 2,121,602	2,121,765	2,120,178
	WORLD OMNI AUTO RECEIVABLES TR	0.83% 15/AUG/2018 644,563	644,442	644,430
	WORLD OMNI AUTO RECEIVABLES TR	0.94% 15/APR/2019 565,714	565,646	565,335
	WORLD OMNI AUTO RECEIVABLES TR	0.96% 15/JUL/2019 1,120,237	1,119,863	1,119,562
	WPX ENERGY INC	6.00% 15/JAN/2022 4,618,000	4,214,587	4,733,450
	WR GRACE & CO-CONN	5.125% 01/OCT/2021 493,000	493,000	513,952
	WYNDHAM WORLDWIDE CORP	5.625% 01/MAR/2021 700,000	788,067	767,532
	ZAYO GRP LLC / ZAYO CAPITAL INC	6.00% 01/APR/2023 2,185,000	2,195,238	2,272,400
	ZAYO GRP LLC / ZAYO CAPITAL INC	6.375% 15/MAY/2025 1,835,000	1,793,896	1,917,575
	ZEBRA TECHNOLOGIES CORP	7.25% 15/OCT/2022 2,174,000	2,238,216	2,364,225
	ZEKELMAN INDUSTRIES INC	9.875% 15/JUN/2023 647,000	715,372	724,640
	ZF NORTH AMERICA CAPITAL INC	4.75% 29/APR/2025 2,500,000	2,521,875	2,543,750
	ZIGGO BOND FINANCE	6% 15/JAN/2027 1,000,000	1,000,000	970,000
	ZIGGO SECURED FINANCE	5.5% 15/JAN/2027 2,990,000	2,988,762	2,914,652
	ZUFFA	ZCP AUG/2023 378,000	376,110	383,481
	ZUFFA	ZCP AUG/2024 118,000	116,820	121,614
	TOTAL CORPORATE DEBT SECURITIES		1,325,390,144	1,342,941,411
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES:
	AUTONOMOUS COMMTY OF CATN BD	4.95% 11/FEB/2020 400,000	608,048	450,202
	CHICAGO ILL TAXABLE	7.375% 01/JAN/2033 100,000	99,309	103,791
	FEDERAL HOME LOAN BANKS	ZCP 01/FEB/2017 8,000,000	7,996,693	7,996,776
	FEDERAL HOME LOAN BANKS	ZCP 03/JAN/2017 8,000,000	7,999,873	8,000,000
	FEDERAL HOME LOAN BANKS	ZCP 18/JAN/2017 8,000,000	7,998,308	7,998,736
	FEDERAL HOME LOAN BANKS	ZCP 22/FEB/2017 8,000,000	7,995,470	7,994,448
	FEDERAL HOME LOAN BANKS	ZCP 25/JAN/2017 8,000,000	7,998,160	7,998,144
	FEDERAL HOME LOAN BANKS	ZCP 28/FEB/2017 8,000,000	7,993,362	7,993,776
	FEDERAL NATIONAL MTG ASSOC	1.15% 14/SEP/2018 1,500,000	1,499,925	1,497,789
	FEDERAL NATIONAL MTG ASSOC	ZCP 05/JAN/2017 8,000,000	7,999,689	7,999,832
	FEDERAL NATIONAL MTG ASSOC	1.25% 23/AUG/2019 900,000	900,270	893,795
	FEDERAL NATIONAL MTG ASSOC	ZCP 01/FEB/2019 390,000	216,934	377,350
	FRENCH REPUBLIC BD	1.85% 25/JUL/2027 400,000	610,210	579,335
	FRENCH REPUBLIC BD	2.25% 25/JUL/2020 250,000	393,154	369,070
	JAPAN BD	0.1% 10/MAR/2024 59,120,000	604,195	546,213
	JAPAN BD	0.1% 10/MAR/2026 116,400	1,203	1,061
	KINGDOM OF DENMARK BD	0.1% 15/NOV/2023 3,708,800	673,578	589,987
	MEXICO (UNITED MEXICAN STATES)	ZCP 02/FEB/2017 16,000,000	371,511	77,243
	MEXICO (UNITED MEXICAN STATES)	7.75% 29/MAY/2031 26,870,000	1,345,711	1,301,869
	REPUBLIC OF SLOVENIA BD	4.125% 18/FEB/2019 800,000	834,000	830,128
	REPUBLIC OF SLOVENIA BD	4.75% 10/MAY/2018 1,400,000	1,490,125	1,449,840
	RESOLUTION FUNDING CORP BD	ZCP 15/OCT/2019 400,000	356,070	383,554
	TENNESSEE VALLEY AUTHORITY BD	7.125% 01/MAY/2030 942,000	1,321,014	1,341,915

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.K. OF GRT BRTN & NRTHRN IRELND	0.125% 22/MAR/2024 2,080,000	3,339,516	3,310,049
	U.K. OF GRT BRTN & NRTHRN IRELND	0.125% 22/MAR/2026 1,016,361	1,596,062	1,556,296
	U.K. OF GRT BRTN & NRTHRN IRELND	0.125% 22/MAR/2046 246,605	476,697	509,552
	U.K. OF GRT BRTN & NRTHRN IRELND	0.125% 22/MAR/2058 290,000	664,980	752,637
	U.S. OF AMER TREAS BOND	0.625% 15/FEB/2043 1,540,000	1,411,997	1,482,310
	U.S. OF AMER TREAS BOND	0.75% 15/FEB/2042 2,470,000	2,664,798	2,501,390
	U.S. OF AMER TREAS BOND	0.75% 15/FEB/2045 2,200,000	2,137,165	2,124,824
	U.S. OF AMER TREAS BOND	1.00% 15/FEB/2046 9,190,000	10,000,993	9,414,429
	U.S. OF AMER TREAS BOND	1.375% 15/FEB/2044 14,110,000	15,638,813	15,969,987
	U.S. OF AMER TREAS BOND	1.75% 15/JAN/2028 11,250,000	14,632,375	14,492,336
	U.S. OF AMER TREAS BOND	2.125% 15/FEB/2040 1,930,000	2,759,446	2,673,100
	U.S. OF AMER TREAS BOND	2.125% 15/FEB/2041 380,000	529,528	522,121
	U.S. OF AMER TREAS BOND	2.25% 15/AUG/2046 700,000	576,534	588,574
	U.S. OF AMER TREAS BOND	2.375% 15/JAN/2025 17,410,000	26,002,023	25,633,519
	U.S. OF AMER TREAS BOND	2.375% 15/JAN/2027 8,420,000	12,186,357	11,822,236
	U.S. OF AMER TREAS BOND	2.5% 15/FEB/2046 16,325,000	15,225,284	14,506,297
	U.S. OF AMER TREAS BOND	2.5% 15/JAN/2029 9,510,000	13,165,614	12,913,506
	U.S. OF AMER TREAS BOND	2.875% 15/AUG/2045 3,450,000	3,431,025	3,319,952
	U.S. OF AMER TREAS BOND	3.13% 15/AUG/2044 11,400,000	12,742,452	11,538,043
	U.S. OF AMER TREAS BOND	3.375% 15/MAY/2044 1,000,000	1,033,442	1,060,430
	U.S. OF AMER TREAS BOND	3.63% 15/APR/2028 10,730,000	21,845,259	21,085,082
	U.S. OF AMER TREAS BOND	3.875% 15/APR/2029 8,210,000	16,913,592	16,503,770
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2018 350,000	368,658	369,303
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2020 7,000,000	7,182,120	7,300,118
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2021 1,100,000	1,125,527	1,128,244
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2022 13,950,000	14,345,758	14,922,890
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2023 5,800,000	5,859,244	6,028,726
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2022 28,580,000	30,530,356	30,115,897
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2024 5,550,000	5,525,216	5,550,215
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2026 240,000	242,116	234,025
	U.S. OF AMER TREAS NOTES	0.25% 15/JAN/2025 5,755,000	5,815,017	5,775,974
	U.S. OF AMER TREAS NOTES	0.375% 15/JUL/2023 10,140,000	10,641,681	10,626,122
	U.S. OF AMER TREAS NOTES	0.375% 15/JUL/2025 2,720,000	2,783,856	2,757,301
	U.S. OF AMER TREAS NOTES	0.5% 28/FEB/2017 8,000,000	8,001,317	8,000,736
	U.S. OF AMER TREAS NOTES	0.5% 31/MAR/2017 6,000,000	6,000,139	6,000,276
	U.S. OF AMER TREAS NOTES	0.625% 15/FEB/2017 14,000,000	14,003,472	14,003,332
	U.S. OF AMER TREAS NOTES	0.625% 15/JAN/2024 4,340,000	4,448,408	4,574,846
	U.S. OF AMER TREAS NOTES	0.625% 15/JAN/2026 890,000	945,815	913,302
	U.S. OF AMER TREAS NOTES	0.625% 15/JUL/2021 21,350,000	23,791,170	23,626,995
	U.S. OF AMER TREAS NOTES	0.625% 30/JUN/2017 6,000,000	5,999,200	5,999,064
	U.S. OF AMER TREAS NOTES	0.625% 31/MAY/2017 6,000,000	6,001,687	6,000,468
	U.S. OF AMER TREAS NOTES	0.75% 15/JAN/2017 14,000,000	14,002,079	14,001,918
	U.S. OF AMER TREAS NOTES	0.75% 15/MAR/2017 6,000,000	6,003,148	6,003,396
	U.S. OF AMER TREAS NOTES	0.875% 15/APR/2017 6,000,000	6,006,435	6,006,282
	U.S. OF AMER TREAS NOTES	0.875% 15/AUG/2017 1,700,000	1,703,714	1,701,595
	U.S. OF AMER TREAS NOTES	0.875% 15/JUL/2017 6,000,000	6,007,192	6,005,388
	U.S. OF AMER TREAS NOTES	0.875% 15/JUN/2017 6,000,000	6,006,804	6,007,032
	U.S. OF AMER TREAS NOTES	0.875% 15/MAY/2017 6,000,000	6,008,074	6,006,096
	U.S. OF AMER TREAS NOTES	0.875% 28/FEB/2017 6,000,000	6,003,823	6,004,020
	U.S. OF AMER TREAS NOTES	0.875% 30/APR/2017 6,000,000	6,007,200	6,006,858
	U.S. OF AMER TREAS NOTES	0.875% 31/JAN/2017 14,000,000	14,005,176	14,005,572
	U.S. OF AMER TREAS NOTES	1.25% 15/JUL/2020 1,440,000	1,664,442	1,685,585

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS NOTES	1.25% 31/OCT/2021 3,100,000	2,995,839	3,006,033
	U.S. OF AMER TREAS NOTES	1.375% 15/JAN/2020 650,000	772,127	764,110
	U.S. OF AMER TREAS NOTES	1.375% 15/JUL/2018 1,399,500	1,652,400	1,627,814
	U.S. OF AMER TREAS NOTES	1.375% 31/JAN/2021 5,800,000	5,841,508	5,707,333
	U.S. OF AMER TREAS NOTES	1.5% 15/AUG/2026 24,502,000	22,433,914	22,535,151
	U.S. OF AMER TREAS NOTES	1.63% 15/JAN/2018 200,000	236,695	236,782
	U.S. OF AMER TREAS NOTES	1.63% 30/APR/2019 45,400,000	45,754,101	45,754,665
	U.S. OF AMER TREAS NOTES	1.625% 31/JUL/2020 12,000,000	12,060,920	11,992,032
	U.S. OF AMER TREAS NOTES	1.75% 30/NOV/2021 12,030,000	11,900,297	11,940,244
	U.S. OF AMER TREAS NOTES	1.75% 31/DEC/2020 8,700,000	8,805,783	8,697,286
	U.S. OF AMER TREAS NOTES	1.75% 31/MAR/2022 2,300,000	2,317,969	2,269,364
	U.S. OF AMER TREAS NOTES	1.87% 15/JUL/2019 10,400,000	12,771,035	12,535,798
	U.S. OF AMER TREAS NOTES	2.0% 15/AUG/2025 11,225,000	11,181,750	10,873,343
	U.S. OF AMER TREAS NOTES	2.0% 15/FEB/2025 8,225,000	8,196,777	8,005,236
	U.S. OF AMER TREAS NOTES	2.0% 15/NOV/2026 300,000	288,328	288,644
	U.S. OF AMER TREAS NOTES	2.0% 31/JUL/2022 6,325,000	6,366,184	6,301,775
	U.S. OF AMER TREAS NOTES	2.12% 31/JAN/2021 500,000	496,026	506,660
	TOTAL U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES		627,381,261	621,459,140
MORTGAGE-BACKED SECURITIES:
	ALTERNATIVE LOAN TR	FLT 20/DEC/2046 723,068	403,706	521,063
	BAMLL COMM MTG SEC TR	FLT 15/JAN/2028 1,300,000	1,298,375	1,302,084
	BANC OF AMERICA COMM MTG TR	5.37% 10/JUN/2049 3,300,000	3,816,656	3,333,918
	BANC OF AMERICA FUNDING TR	FLT 25/APR/2037 212,742	161,667	182,973
	BANC OF AMERICA FUNDING TR	FLT 20/MAY/2036 339,416	222,963	320,877
	BANC OF AMERICA MTG TR	FLT 25/FEB/2035 118,751	89,361	116,158
	BCRR TR	FLT 17/AUG/2045 4,568,917	3,906,424	4,565,045
*	BEAR STEARNS ARM TR	FLT 25/AUG/2035 15,484	15,118	15,425
	CHL MTG PASS-THROUGH TR	FLT 20/NOV/2034 175,702	172,985	176,638
	CITIGROUP MTG LOAN TR INC	FLT 25/SEP/2037 250,872	165,119	213,064
	CITIGROUP MTG LOAN TR INC	FLT 25/OCT/2035 542,192	303,265	405,174
	FEDERAL HOME LOAN MTG CORP	FLT 01/JAN/2037 545,557	565,776	576,519
	FEDERAL HOME LOAN MTG CORP	FLT 01/SEP/2037 38,705	39,880	41,224
	FEDERAL HOME LOAN MTG CORP	4% 01/AUG/2043 19,635	20,329	20,640
	FEDERAL HOME LOAN MTG CORP	4% 01/SEP/2039 9,471	9,805	9,949
	FEDERAL HOME LOAN MTG CORP	4% 01/SEP/2043 736,839	762,859	778,487
	FEDERAL NATIONAL MTG ASSOC	3% 01/FEB/2046 474,071	473,626	471,470
	FEDERAL NATIONAL MTG ASSOC	3% 01/MAY/2043 1,450,313	1,414,961	1,449,900
	FEDERAL NATIONAL MTG ASSOC	3% 01/SEP/2043 3,147,011	3,024,081	3,146,113
	FEDERAL NATIONAL MTG ASSOC	9% 01/NOV/2021 0,573	615	580
	FEDERAL NATIONAL MTG ASSOC	FLT 25/JUN/2055 567,929	564,209	564,050
	FORT CRE	FLT 21/MAY/2036 1,304,838	1,304,838	1,304,838
	GOVT NATIONAL MTG ASSOC	FLT 20/MAY/2037 70,413	69,346	70,125
	GOVT NATIONAL MTG ASSOC	FLT 20/MAR/2037 173,300	170,674	172,654
	GOVT NATIONAL MTG ASSOC	FLT 20/MAY/2066 696,123	694,165	692,918
	GOVT NATIONAL MTG ASSOC	7.5% 15/MAR/2029 4,816	5,124	5,709
	HARBORVIEW MTG LOAN TR	FLT 25/FEB/2036 241,418	125,688	196,420
	IMPAC SECURED ASSETS TR	FLT 25/DEC/2036 619,841	568,704	568,426
	INDYMAC INDA MTG LOAN TR	FLT 25/NOV/2037 180,621	117,468	167,840
	MASTR ADJ RATE MTGS TR	FLT 25/JAN/2036 286,711	220,435	283,586
	ML-CFC COMM MTG TR	FLT 12/JUN/2050 3,314,076	2,167,170	3,335,235
	ML-CFC COMM MTG TR	5.7% 12/SEP/2049 77,107	55,806	78,645

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	MORGAN STANLEY CAPITAL I TR	FLT 11/JUN/2049 51,917	41,511	52,736
	MORGAN STANLEY CAPITAL I TR	5.81% 12/DEC/2049 286,999	303,513	291,222
	MORGAN STANLEY MTG LOAN TR	FLT 25/AUG/2034 161,144	83,633	159,036
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUL/2035 563,374	346,913	495,928
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUN/2036 830,385	671,184	800,011
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUN/2037 410,915	197,720	275,595
	RALI SERIES TR	FLT 25/DEC/2035 1,104,620	624,715	956,956
	RALI SERIES TR	FLT 25/JUN/2046 178,933	148,835	76,068
	RBSGC MTG LOAN TR	FLT 25/JAN/2037 442,218	172,894	254,526
	STRUCTURED ADJ RATE MTG LOAN TR	FLT 25/JAN/2035 472,478	295,862	446,650
	STRUCTURED ADJ RATE MTG LOAN TR	FLT 25/MAY/2036 409,968	228,503	322,189
	TBA FNMA SINGLE FAMILY 30YR	3.00% 25/FEB/2047 39,200,000	38,408,579	38,882,867
	TBA FNMA SINGLE FAMILY 30YR	3.50% 25/JAN/2047 32,600,000	33,727,607	33,412,454
	TBA FNMA SINGLE FAMILY 30YR	3.50% 25/FEB/2047 17,000,000	17,304,086	17,397,442
	TBA FNMA SINGLE FAMILY 30YR	4.00% 25/FEB/2047 12,600,000	13,175,656	13,228,770
	TBA FNMA SINGLE FAMILY 30YR	4.50% 25/JAN/2047 11,000,000	11,937,578	11,831,445
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 460,839	364,999	460,404
	UBS-BARCLAYS COMM MTG TR	FLT 10/MAR/2046 7,624,511	404,636	372,595
	WELLS FARGO	FLT 25/OCT/2035 693,896	605,967	691,537
	WELLS FARGO	FLT 25/APR/2036 80,647	62,348	79,278
	TOTAL MORTGAGE-BACKED SECURITIES		142,037,937	145,575,456
DERIVATIVES RECEIVABLE:
	US 10YR NOTE BD	VM EX: 22/MAR/2017 SIZE 100,000	—	(78,345)
	US 10YR NOTE BD	FUTR LONG EX: 22/MAR/2017	(78,345)	78,345
	US 10YR NOTE BD	VM EX: 22/MAR/2017 SIZE 100,000	—	(102,536)
	US 10YR NOTE BD	FUTR LONG EX: 22/MAR/2017	(102,536)	102,536
	US LONG BOND	VM EX: 22/MAR/2017 SIZE 100,000	—	(43,447)
	US LONG BOND	FUTR LONG EX: 22/MAR/2017	(43,447)	43,447
	US ULTRA BD CBT	VM EX: 22/MAR/2017 SIZE 100,000	—	(41,947)
	US ULTRA BD CBT	FUTR LONG EX: 22/MAR/2017	(41,947)	41,947
	EURO-BUND FUT BD	VM EX: 08/MAR/2017 SIZE 100,000	—	13,289
	EURO-BUND FUT BD	FUTR LONG EX: 08/MAR/2017	13,289	(13,289)
	ICE APUT UK	VM EX: 21/JUN/2017 SIZE 1,250	—	(4,771)
	ICE APUT UK	FUTR LONG EX: 21/JUN/2017	(4,771)	4,771
	RUSSELL 2000 MINI EQ INDEX	VM EX: 17/MAR/2017 SIZE 50	—	(204,066)
	RUSSELL 2000 MINI EQ INDEX	FUTR LONG EX: 17/MAR/2017	(204,066)	204,066
	CURRENCY CONTRACT - AUD	AUD RATE 1.3811	—	12,957
	CURRENCY CONTRACT - BRL	BRL RATE 3.2547	—	12,688
	CURRENCY CONTRACT - BRL	BRL RATE 3.2547	—	19,868
	CURRENCY CONTRACT - BRL	BRL RATE 3.2547	—	1,001
	CURRENCY CONTRACT - BRL	BRL RATE 3.2547	—	979
	CURRENCY CONTRACT - BRL	BRL RATE 3.2842	—	20,603
	CURRENCY CONTRACT - CNY	CNY RATE 6.9618	—	87,068
	CURRENCY CONTRACT - DKK	DKK RATE 7.0495	—	38,136
	CURRENCY CONTRACT - EUR	EUR RATE 0.9480	—	41,904
	CURRENCY CONTRACT - EUR	EUR RATE 0.9480	—	19,882
	CURRENCY CONTRACT - GBP	GBP RATE 0.6250	—	56,198
	CURRENCY CONTRACT - GBP	GBP RATE 0.6250	—	57,159
	CURRENCY CONTRACT - GBP	GBP RATE 0.8086	—	359
	CURRENCY CONTRACT - GBP	GBP RATE 0.8092	—	31,337
	CURRENCY CONTRACT - GBP	GBP RATE 0.8092	—	34,654
	CURRENCY CONTRACT - GBP	GBP RATE 0.8092	—	14,564

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	CURRENCY CONTRACT - INR	INR RATE 67.9569	—	1,970
	CURRENCY CONTRACT - INR	INR RATE 67.9569	—	308
	CURRENCY CONTRACT - INR	INR RATE 67.9569	—	961
	CURRENCY CONTRACT - INR	INR RATE 68.7217	—	1,037
	CURRENCY CONTRACT - JPY	JPY RATE 116.4119	—	57,605
	CURRENCY CONTRACT - JPY	JPY RATE 116.4119	—	104,713
	CURRENCY CONTRACT - JPY	JPY RATE 116.4119	—	76,443
	CURRENCY CONTRACT - JPY	JPY RATE 116.4119	—	9,580
	CURRENCY CONTRACT - JPY	JPY RATE 116.5742	—	248,032
	CURRENCY CONTRACT - JPY	JPY RATE 116.6147	—	63,898
	CURRENCY CONTRACT - MXN	MXN RATE 20.6908	—	599
	CURRENCY CONTRACT - MXN	MXN RATE 20.7191	—	13,978
	CURRENCY CONTRACT - MXN	MXN RATE 20.7191	—	170,895
	CURRENCY CONTRACT - RUB	RUB RATE 61.6765	—	16,142
	CURRENCY CONTRACT - RUB	RUB RATE 61.6765	—	862
	CURRENCY CONTRACT - RUB	RUB RATE 61.6765	—	453
	CURRENCY CONTRACT - SGD	SGD RATE 1.4448	—	1,754
	CURRENCY CONTRACT - SGD	SGD RATE 1.4448	—	15,555
	CDS - CHINA	EX 20/JUN/2019 700,000	—	6,150
	CDS - CHINA	EX 20/DEC/2019 800,000	—	6,427
	CDS - TECKRS	EX 20/JUN/2019 450,000	—	617
	CDS - APS	EX 20/JUN/2019 400,000	—	2,805
	CDS - MET	EX 20/DEC/2021 100,000	—	330
	CDS - MET	EX 20/DEC/2021 800,000	—	2,642
	CDS - BRK	EX 20/DEC/2021 400,000	—	3,096
	CDI	EX 20/DEC/2018 5,700,000	—	97,708
	CDI - CDX.NA.IG.26-V	EX 20/JUN/2021 250,000	—	4,152
	CDI - CDX.NA.IG.26-V	EX 20/JUN/2021 3,000,000	—	49,825
	CDI - CDX.NA.IG.26-V	EX 20/JUN/2021 900,000	—	14,948
	CDI - CDX.NA.IG.26-V	EX 20/JUN/2021 900,000	—	14,948
	CDI - CDX.NA.IG.26-V	EX 20/JUN/2021 900,000	—	14,948
	CDI - CDX.NA.IG.26-V	EX 20/JUN/2021 1,700,000	—	28,234
	CDI - CDX.NA.IG.26-V	EX 20/JUN/2021 900,000	—	14,948
	CDI - CDX.NA.IG.26-V	EX 20/JUN/2021 2,550,000	—	42,352
	CDI - CDX.NA.IG.26-V	EX 20/JUN/2021 900,000	—	14,948
	CDI - CDX.NA.IG.26-V	EX 20/JUN/2021 3,000,000	—	49,825
	CDI - CDX.NA.IG.27-V	EX 20/JUN/2021 900,000	—	13,616
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 1,100,000	—	16,642
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 1,000,000	—	15,129
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 2,300,000	—	34,798
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 1,100,000	—	16,642
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 1,100,000	—	16,642
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 600,000	—	9,078
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 4,400,000	—	66,570
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 2,700,000	—	40,849
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 1,200,000	—	18,155
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 600,000	—	9,078
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 1,100,000	—	16,642
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 700,000	—	10,591
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 900,000	—	13,616
	CDI - CDX.NA.IG.27-V	EX 20/DEC/2021 600,000	—	9,078
	CDI - CDX.NA.IG.25-V	EX 20/DEC/2020 18,000,000	—	294,560

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	INTEREST RATE SWAP	EX 15/JUN/2018 13,600,000	—	11,284
	INTEREST RATE SWAP	EX 15/JUN/2018 1,000,000	—	830
	INTEREST RATE SWAP	EX 11/DEC/2031 2,300,000	—	1,015
	INTEREST RATE SWAP	EX 17/DEC/2026 3,300,000	—	1,200
	INTEREST RATE SWAP	EX 17/DEC/2026 5,700,000	—	2,073
	INTEREST RATE SWAP	EX 21/DEC/2018 1,000,000	—	3,866
	INTEREST RATE SWAP	EX 21/DEC/2018 1,000,000	—	3,866
	INTEREST RATE SWAP	EX 15/JUN/2026 900,000	—	3,929
	INTEREST RATE SWAP	EX 19/DEC/2023 2,000,000	—	4,944
	INTEREST RATE SWAP	EX 21/DEC/2018 1,400,000	—	5,413
	INTEREST RATE SWAP	EX 21/DEC/2018 1,500,000	—	5,800
	INTEREST RATE SWAP	EX 21/DEC/2046 90,000	—	6,238
	INTEREST RATE SWAP	EX 19/DEC/2023 2,600,000	—	6,428
	INTEREST RATE SWAP	EX 15/JUN/2018 7,800,000	—	6,472
	INTEREST RATE SWAP	EX 21/DEC/2026 130,000	—	6,737
	INTEREST RATE SWAP	EX 19/DEC/2023 3,200,000	—	7,911
	INTEREST RATE SWAP	EX 21/DEC/2026 200,000	—	10,365
	INTEREST RATE SWAP	EX 21/DEC/2026 200,000	—	10,365
	INTEREST RATE SWAP	EX 21/DEC/2026 2,900,000	—	11,212
	INTEREST RATE SWAP	EX 21/DEC/2026 3,000,000	—	11,599
	INTEREST RATE SWAP	EX 21/DEC/2026 3,500,000	—	13,532
	INTEREST RATE SWAP	EX 15/JUN/2046 900,000	—	14,788
	INTEREST RATE SWAP	EX 21/JUN/2027 200,000	—	16,350
	INTEREST RATE SWAP	EX 15/JUN/2046 1,000,000	—	16,431
	INTEREST RATE SWAP	EX 21/DEC/2026 400,000	—	20,730
	INTEREST RATE SWAP	EX 21/DEC/2026 400,000	—	20,730
	INTEREST RATE SWAP	EX 21/DEC/2026 400,000	—	20,730
	INTEREST RATE SWAP	EX 21/DEC/2026 400,000	—	20,730
	INTEREST RATE SWAP	EX 21/DEC/2026 400,000	—	20,730
	INTEREST RATE SWAP	EX 21/JUN/2027 300,000	—	24,525
	INTEREST RATE SWAP	EX 15/JUN/2046 1,600,000	—	26,290
	INTEREST RATE SWAP	EX 03/DEC/2025 2,900,000	—	28,591
	INTEREST RATE SWAP	EX 21/DEC/2026 600,000	—	31,095
	INTEREST RATE SWAP	EX 21/DEC/2046 580,000	—	40,202
	INTEREST RATE SWAP	EX 21/DEC/2021 1,950,000	—	42,656
	INTEREST RATE SWAP	EX 21/DEC/2046 650,000	—	45,054
	INTEREST RATE SWAP	EX 21/DEC/2046 660,000	—	45,747
	INTEREST RATE SWAP	EX 27/JUL/2026 1,300,000	—	48,031
	INTEREST RATE SWAP	EX 21/DEC/2021 2,200,000	—	48,125
	INTEREST RATE SWAP	EX 21/DEC/2021 2,300,000	—	50,312
	INTEREST RATE SWAP	EX 21/DEC/2021 2,500,000	—	54,687
	INTEREST RATE SWAP	EX 21/APR/2026 3,200,000	—	54,758
	INTEREST RATE SWAP	EX 22/FEB/2026 7,470,000	—	60,065
	INTEREST RATE SWAP	EX 27/APR/2026 3,700,000	—	63,472
	INTEREST RATE SWAP	EX 21/DEC/2046 990,000	—	68,620
	INTEREST RATE SWAP	EX 16/MAR/2026 5,500,000	—	68,953
	INTEREST RATE SWAP	EX 15/JUN/2046 5,700,000	—	93,659
	INTEREST RATE SWAP	EX 21/DEC/2026 1,900,000	—	98,469
	INTEREST RATE SWAP	EX 27/JUL/2026 3,500,000	—	106,938
	INTEREST RATE SWAP	EX 21/DEC/2018 28,000,000	—	108,257
	INTEREST RATE SWAP	EX 21/DEC/2026 2,100,000	—	108,834
	INTEREST RATE SWAP	EX 21/DEC/2023 4,200,000	—	108,871

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	INTEREST RATE SWAP	EX 15/MAR/2027 2,100,000	—	129,129
	INTEREST RATE SWAP	EX 21/DEC/2026 2,500,000	—	129,564
	INTEREST RATE SWAP	EX 21/DEC/2023 5,500,000	—	142,569
	INTEREST RATE SWAP	EX 15/MAR/2027 2,560,000	—	157,414
	INTEREST RATE SWAP	EX 21/DEC/2026 6,200,000	—	321,319
	INTEREST RATE SWAP	EX 21/DEC/2026 6,500,000	—	336,867
	INTEREST RATE SWAP	EX 21/DEC/2046 6,400,000	—	443,606
	INFLATION SWAP	EX 15/OCT/2017 400,000	—	3,131
	INFLATION SWAP	EX 15/DEC/2021 410,000	—	1,214
	INFLATION SWAP	EX 15/SEP/2018 100,000	—	1,277
	INFLATION SWAP	EX 15/APR/2021 100,000	—	2,949
	INFLATION SWAP	EX 15/APR/2021 100,000	—	2,950
	INFLATION SWAP	EX 07/JUN/2018 400,000	—	3,046
	INFLATION SWAP	EX 15/OCT/2017 600,000	—	4,540
	INFLATION SWAP	EX 15/SEP/2018 400,000	—	5,107
	INFLATION SWAP	EX 15/NOV/2018 700,000	—	5,363
	INFLATION SWAP	EX 15/NOV/2018 600,000	—	6,268
	INFLATION SWAP	EX 15/JUN/2030 100,000	—	7,255
	INFLATION SWAP	EX 25/NOV/2020 1,100,000	—	9,159
	INFLATION SWAP	EX 15/APR/2021 330,000	—	9,736
	INFLATION SWAP	EX 20/JUL/2026 200,000	—	10,882
	INFLATION SWAP	EX 15/OCT/2017 1,500,000	—	11,350
	INFLATION SWAP	EX 15/OCT/2018 900,000	—	11,512
	INFLATION SWAP	EX 15/APR/2031 100,000	—	13,373
	INFLATION SWAP	EX 04/MAR/2019 400,000	—	13,669
	INFLATION SWAP	EX 15/JUN/2030 200,000	—	14,511
	INFLATION SWAP	EX 16/OCT/2017 600,000	—	14,730
	INFLATION SWAP	EX 15/DEC/2026 1,400,000	—	15,378
	INFLATION SWAP	EX 15/MAY/2030 200,000	—	16,277
	INFLATION SWAP	EX 15/AUG/2030 200,000	—	17,797
	INFLATION SWAP	EX 15/SEP/2018 1,400,000	—	17,875
	INFLATION SWAP	EX 15/MAY/2018 1,100,000	—	17,897
	INFLATION SWAP	EX 15/JUN/2030 300,000	—	21,756
	INFLATION SWAP	EX 15/APR/2021 750,000	—	22,128
	INFLATION SWAP	EX 15/MAY/2021 800,000	—	22,225
	INFLATION SWAP	EX 15/MAY/2018 1,500,000	—	24,405
	INFLATION SWAP	EX 01/OCT/2018 800,000	—	29,356
	INFLATION SWAP	EX 15/MAY/2021 1,100,000	—	30,559
	INFLATION SWAP	EX 15/MAY/2030 400,000	—	32,553
	INFLATION SWAP	EX 24/MAY/2026 700,000	—	38,389
	INFLATION SWAP	EX 15/JAN/2017 2,900,000	—	46,335
	INFLATION SWAP	EX 01/NOV/2018 1,500,000	—	52,357
	INFLATION SWAP	EX 15/MAY/2030 800,000	—	65,106
	INFLATION SWAP	EX 13/FEB/2017 1,900,000	—	88,227
	INFLATION SWAP	EX 24/MAY/2021 2,800,000	—	103,838
	INFLATION SWAP	EX 15/AUG/2030 1,300,000	—	115,677
	INFLATION SWAP	EX 15/DEC/2030 1,300,000	—	124,259
	INFLATION SWAP	EX 15/JUL/2017 3,100,000	—	162,056
	INFLATION SWAP	EX 15/JUL/2017 8,800,000	—	459,280
	SWAPTION - SOP	CALL SCTY EX 01/09/2017 1	16,380	1,085
	SWAPTION - SOP	CALL SCTY EX 02/21/2017 1	7,975	7,415
	SWAPTION - SOP	CALL SCTY EX 02/06/2017 1	13,700	8,100

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	SWAPTION - SOP	CALL SCTY EX 02/13/2017 1	9,604	13,043
	SWAPTION - SOP	PUT SCTY EX 06/15/2018 1	50,025	18,693
	SWAPTION - SOP	CALL SCTY EX 11/15/2018 1	40,000	38,831
	SWAPTION - SOP	CALL SCTY EX 12/10/2018 1	41,912	40,190
	SWAPTION - SOP	PUT SCTY EX 06/15/2018 1	110,185	41,125
	SWAPTION - SOP	PUT SCTY EX 11/15/2018 1	78,883	59,828
	SWAPTION - SOP	CALL SCTY EX 06/15/2018 1	50,025	71,498
	SWAPTION - SOP	CALL SCTY EX 10/17/2018 1	138,000	143,197
	SWAPTION - SOP	CALL SCTY EX 10/23/2018 1	143,220	150,763
	SWAPTION - SOP	CALL SCTY EX 06/15/2018 1	110,185	157,295
	SWAPTION - SOP	CALL SCTY EX 07/16/2018 1	58,140	162,388
	SWAPTION - SOP	CALL SCTY EX 03/29/2019 1	169,787	189,892
	SWAPTION - SOP	CALL SCTY EX 07/16/2018 1	77,720	202,498
	SWAPTION - SOP	CALL SCTY EX 11/19/2018 1	994,547	952,016
	GENERAL MOTORS CO WRT	2,998 WARRANTS	40,293	51,356
	TOTAL DERIVATIVES RECEIVABLE		1,688,758	9,562,673
MONEY MARKET FUNDS AND OTHER:
	BLACKROCK DOMICILED MM FD	12 SHARES	12	12
*	JPM US GOV’T MMKT FD CAP’L SH'S	302,444,550 SHARES	302,444,550	302,444,550
	TRUST RECEIPT MISC INC	1 SHARE	—	1
	TOTAL OTHER		302,444,562	302,444,563
COMMON/COLLECTIVE TRUST FUNDS:
	BGI EAFE INDEX FD	26,297,956 UNITS	$888,294,899	$897,412,502
	BLKRCK DEV'D REAL ESTATE IDX FD	9,790,695 UNITS	152,283,033	177,182,747
	BLKRCK BLOOMMBRG COMM INDX FD	1,183,105 UNITS	7,593,087	6,315,176
	BLKRCK EAFE EQUITY INDEX FD	14,592,093 UNITS	348,849,173	513,341,943
	BLKRCK EMERGING MARKETS FD	24,259,423 UNITS	435,223,026	423,423,971
	BLKRCK EQUITY INDEX FD	98,992,874 UNITS	2,727,362,274	4,057,846,788
	BLKRCK MSCI EAFE SM CAP EQ IDX FD	13,973,203 UNITS	217,334,573	259,806,565
	BLKRCK RUSSELL 1000 GROWTH FD	56,610,926 UNITS	550,156,683	1,081,268,682
	BLKRCK RUSSELL 1000 VALUE FD	42,085,080 UNITS	735,212,266	1,197,989,688
	BLKRCK RUSSELL 2000 INDEX FD	20,276,416 UNITS	511,527,162	818,206,098
	BLKRCK US DEBT INDEX FD	26,752,876 UNITS	749,972,625	802,468,567
	BLKRCK US TIPS FD	1,661,953 UNITS	32,090,465	33,262,333
*	JPMAM EMBI GLOBAL FD	5,188,930 UNITS	66,627,125	76,588,605
	SSGA S&P MIDCAP INDEX SEC LND FD	116,088,441 UNITS	1,173,196,806	1,385,283,363
	TOTAL COMMON/COLLECTIVE TRUST FUNDS		8,595,723,197	11,730,397,028
	SUBTOTAL INVESTMENTS AT FAIR VALUE		15,448,806,742	20,677,766,584
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
*	JPMAM/STATE STREET BANK	349,991,453 SHARES	349,991,453	349,991,453
*	JPMAM/VOYA CONTRACT MCA	352,577,665 SHARES	352,577,665	352,577,665
*	JPMAM/PRUD'L WRAP CONTRACT	933,416,589 SHARES	933,416,589	933,416,589
*	JPMAM/METLIFE GAC	672,478,218 SHARES	672,478,218	672,478,218
	TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		2,308,463,925	2,308,463,925
*	NOTES RECEIVABLE FROM PARTICIPANTS	INT RATE: 3.25 – 9.20%	N/A	506,583,334
	TOTAL INVESTMENTS		$17,757,270,667	$23,492,813,843

*	PARTY-IN-INTEREST INVESTMENTS

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
FOLLOWING ARE THE PURCHASES AND SALES OF NON-EXCLUDED ASSETS:
NON-U.S. GOVERNMENT SECURITIES AND AGENCY SECURITIES:
	FEDERAL REPUBLIC OF GERMANY	ANN FLT 04/15/2020 200,000	$(272,760)	$272,209
	JAPAN BILL	ZCP 12/19/2016 150,000,000	(1,466,199)	1,270,325
	U.K. OF GREAT BRITAIN & NORT	ZCP 03/22/2062 250,000	(679,548)	692,182
	UNITED MEXICAN STATES	4.00% 11/08/2046 3,170,724	(181,671)	192,404
DERIVATIVES:
	10 YEAR US TREASURY NOTES	EX 06/24/2016 100,000	6,501	(12)
	10 YEAR US TREASURY NOTES	EX 09/23/2016 100,000	4,796	(1,110)
	10 YEAR US TREASURY NOTES	EX 10/21/2016 100,000	4,577	(1)
	10 YEAR US TREASURY NOTES	EX 06/24/2016 100,000	5,404	(13)
	10 YEAR US TREASURY NOTES	EX 07/22/2016 100,000	9,820	(2)
	10 YEAR US TREASURY NOTES	EX 07/22/2016 100,000	7,585	(2,777)
	10 YEAR US TREASURY NOTES	EX 08/26/2016 100,000	11,689	(1,552)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 11/25/2016 100,000	13,782	(19)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 06/24/2016 100,000	6,158	(2)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 12/23/2016 100,000	3,365	(4)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 05/20/2016 100,000	1,556	(240)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 05/20/2016 100,000	7,461	(4,039)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 10/21/2016 100,000	6,354	(2)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 11/25/2016 100,000	10,647	(56,765)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 05/20/2016 100,000	1,775	(1)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 05/20/2016 100,000	22,521	(36)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 09/23/2016 100,000	9,246	(3,567)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 10/21/2016 100,000	2,390	(1)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 07/22/2016 100,000	8,809	(1,409)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 10/21/2016 100,000	3,921	(8)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 08/26/2016 100,000	1,869	(194)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 08/26/2016 100,000	7,392	(2,812)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 08/26/2016 100,000	19,228	(4,712)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 07/22/2016 100,000	8,648	(8)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 12/23/2016 100,000	2,965	(3)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 12/23/2016 100,000	2,844	(3)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 11/25/2016 100,000	2,350	(647)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 11/25/2016 100,000	1,995	(630)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 11/25/2016 100,000	3,249	(3)
	90DAY EURO$ FUTR INT RATE	EX 12/18/2017 SIZE 2,500	—	124,742
	90DAY EURO$ FUTR INT RATE	EX 12/19/2016 SIZE 2,500	—	(129,947)
	90DAY STERLING FU INT RATE	EX 03/15/2017 SIZE 1,250	—	(10,924)
	90DAY STERLING FU INT RATE	EX 12/20/2017 SIZE 1,250	—	(26,416)
	90DAY STERLING FU INT RATE	EX 12/21/2016 SIZE 1,250	—	18,102
	CAIXABANK SA RIGHT	1,274,199 SHARES	—	50,434
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 04/20/2016 1	368	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 04/20/2016 1	7,280	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 06/15/2016 1	2,280	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 07/20/2016 1	1,665	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 07/20/2016 1	2,400	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 07/20/2016 1	5,289	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 09/21/2016 1	434	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 08/17/2016 1	3,570	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 08/17/2016 1	1,658	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 09/21/2016 1	2,328	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 09/21/2016 1	4,288	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 10/19/2016 1	2,088	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 10/19/2016 1	7,384	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 10/19/2016 1	10,035	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 10/19/2016 1	748	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 10/19/2016 1	619	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 10/19/2016 1	287	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 10/19/2016 1	1,853	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 10/19/2016 1	3,885	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 10/19/2016 1	2,970	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 11/16/2016 1	3,625	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 11/16/2016 1	2,415	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 11/16/2016 1	2,937	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 11/16/2016 1	1,820	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 11/16/2016 1	2,355	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 11/16/2016 1	2,800	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 04/20/2016 1	638	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 04/20/2016 1	705	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 04/20/2016 1	11,200	—
	CREDIT DEFAULT SWAP INDEX	CALL SCTY EX 03/16/2016 1	5,600	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 05/18/2016 1	1,200	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 05/18/2016 1	1,185	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 05/18/2016 1	1,000	(365)
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 06/15/2016 1	2,533	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 07/20/2016 1	3,060	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 07/20/2016 1	4,440	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 08/17/2016 1	6,156	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 07/20/2016 1	9,549	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 07/20/2016 1	3,720	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 09/21/2016 1	4,063	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 09/21/2016 1	4,501	(144)
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 09/21/2016 1	3,800	(190)
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 09/21/2016 1	3,570	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 09/21/2016 1	7,605	(390)
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 09/21/2016 1	1,035	(68)
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 12/21/2016 1	10,428	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 12/21/2016 1	3,588	—
	CREDIT DEFAULT SWAP INDEX	PUT SCTY EX 12/21/2016 1	2,380	—
	EURO-BOBL FUTURE BOND	EX 12/08/2016 SIZE 100,000	—	1,957
	EURO-BOBL FUTURE BOND	EX 06/08/2016 SIZE 100,000	—	(3,634)
	EURO-BOBL FUTURE BOND	EX 09/08/2016 SIZE 100,000	—	(13,779)
	EURO-BTP FUTURE BOND	EX 12/08/2016 SIZE 100,000	—	(72,878)
	EURO-BTP FUTURE BOND	EX 12/08/2016 SIZE 100,000	—	9,537

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	EURO-BTP FUTURE BOND	EX 06/08/2016 SIZE 100,000	—	5,414
	EURO-BTP FUTURE BOND	EX 06/08/2016 SIZE 100,000	—	(4,537)
	EURO-BTP FUTURE BOND	EX 03/08/2016 SIZE 100,000	—	1,431
	EURO-BTP FUTURE BOND	EX 03/08/2017 SIZE 100,000	—	4,491
	EURO-BTP FUTURE BOND	EX 09/08/2016 SIZE 100,000	—	(14,466)
	EURO-BUND FUTURE BOND	EX 12/08/2016 SIZE 100,000	—	(60,407)
	EURO-BUND FUTURE BOND	EX 12/08/2016 SIZE 100,000	—	33,046
	EURO-BUND FUTURE BOND	EX 06/08/2016 SIZE 100,000	—	3,664
	EURO-BUND FUTURE BOND	EX 03/08/2016 SIZE 100,000	—	(7,357)
	EURO-BUND FUTURE BOND	EX 03/08/2017 SIZE 100,000	—	314
	EURO-BUND FUTURE BOND	EX 09/08/2016 SIZE 100,000	—	(154,893)
	EURO-OAT FUTURE BOND	EX 12/08/2016 SIZE 100,000	—	242,547
	EURO-OAT FUTURE BOND	EX 09/08/2016 SIZE 100,000	—	(19,705)
	EUX ACAL EUR-BUND	EX 06/24/2016 SIZE 100,000	—	2,694
	EUX ACAL EUR-BUND	EX 07/22/2016 SIZE 100,000	—	7,456
	EUX ACAL EUR-BUND	EX 08/26/2016 SIZE 100,000	—	4,079
	EUX ACAL EUR-BUND	EX 06/24/2016 SIZE 100,000	—	10,166
	EUX APUT EURO-BOBL	EX 12/23/2016 SIZE 1,000	—	6,489
	FOREIGN EXCHANGE OPTION	CALL SCTY EX 07/07/2016 1	(3,556)	—
	FOREIGN EXCHANGE OPTION	CALL SCTY EX 07/07/2016 1	(8,393)	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 12/20/2016 1	4,774	(767)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 08/03/2016 1	5,984	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 11/03/2016 1	4,197	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 11/16/2016 1	9,633	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 05/03/2016 1	4,359	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 07/01/2016 1	4,346	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 05/19/2016 1	10,707	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 11/10/2016 1	8,018	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 12/12/2016 1	6,711	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 11/04/2016 1	11,672	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 10/06/2016 1	7,133	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 11/09/2016 1	9,519	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 10/14/2016 1	13,774	(1,207)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 11/01/2016 1	2,430	(7,448)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 10/27/2016 1	3,388	(11,440)
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 11/10/2016 1	7,924	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 09/08/2016 1	4,603	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 09/15/2016 1	16,605	(3,337)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 07/07/2016 1	4,200	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 07/07/2016 1	3,269	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 09/08/2016 1	5,167	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 09/22/2016 1	7,028	—
	ICE APUT UK 90DAY	EX 12/21/2016 SIZE 1,250	—	5,732
	JPN 10Y BOND	EX 09/12/2016 SIZE 100,000,000	—	21,468
	JPN 10Y BOND	EX 12/13/2016 SIZE 100,000,000	—	10,097
	LONG GILT FUTURE BOND	EX 12/28/2016 SIZE 100,000	—	86,631
	LONG GILT FUTURE BOND	EX 09/28/2016 SIZE 100,000	—	(5,358)
	RUSSELL 2000 MINI EQ INDEX	EX 12/16/2016 SIZE 100	—	963,781

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	RUSSELL 2000 MINI EQ INDEX	EX 09/16/2016 SIZE 100	—	1,334,478
	RUSSELL 2000 MINI EQ INDEX	EX 12/16/2016 SIZE 50.0	—	851,585
	RUSSELL 2000 MINI EQ INDEX	EX 06/17/2016 SIZE 100.0	—	381,473
	SWAPTION - SOP	CALL SCTY EX 11/14/2016 1	(22,885)	10,178
	SWAPTION - SOP	CALL SCTY EX 11/14/2016 1	(8,270)	3,781
	SWAPTION - SOP	CALL SCTY EX 06/20/2016 1	(4,360)	—
	SWAPTION - SOP	CALL SCTY EX 06/20/2016 1	(28,240)	—
	SWAPTION - SOP	CALL SCTY EX 06/20/2016 1	(1,160)	—
	SWAPTION - SOP	CALL SCTY EX 08/08/2016 1	(16,170)	—
	SWAPTION - SOP	PUT SCTY EX 12/13/2016 1	(26,980)	6,560
	SWAPTION - SOP	PUT SCTY EX 12/21/2016 1	(28,580)	7,990
	SWAPTION - SOP	PUT SCTY EX 12/21/2016 1	(7,650)	2,115
	SWAPTION - SOP	PUT SCTY EX 09/28/2016 1	(34,340)	—
	SWAPTION - SOP	CALL SCTY EX 01/23/2017 1	(25,088)	40,960
	SWAPTION - SOP	CALL SCTY EX 01/09/2017 1	(23,765)	42,826
	SWAPTION - SOP	CALL SCTY EX 07/05/2016 1	(9,906)	—
	SWAPTION - SOP	CALL SCTY EX 07/05/2016 1	(25,376)	—
	SWAPTION - SOP	CALL SCTY EX 08/05/2016 1	(26,670)	—
	SWAPTION - SOP	CALL SCTY EX 07/01/2016 1	(23,484)	—
	SWAPTION - SOP	CALL SCTY EX 07/05/2016 1	(9,000)	—
	SWAPTION - SOP	CALL SCTY EX 12/27/2016 1	(21,863)	—
	SWAPTION - SOP	CALL SCTY EX 12/27/2016 1	(42,838)	—
	SWAPTION - SOP	CALL SCTY EX 07/05/2016 1	(14,765)	—
	SWAPTION - SOP	CALL SCTY EX 07/21/2016 1	(8,815)	—
	SWAPTION - SOP	CALL SCTY EX 12/13/2016 1	27,280	(3,200)
	SWAPTION - SOP	CALL SCTY EX 12/21/2016 1	28,630	(4,420)
	SWAPTION - SOP	CALL SCTY EX 12/21/2016 1	7,718	(1,170)
	SWAPTION - SOP	CALL SCTY EX 09/28/2016 1	35,350	—
	SWAPTION - SOP	CALL SCTY EX 10/07/2016 1	5,000	—
	SWAPTION - SOP	PUT SCTY EX 07/21/2016 1	5,102	—
	SWAPTION - SOP	CALL SCTY EX 03/15/2016 1	5,640	—
	SWAPTION - SOP	CALL SCTY EX 03/15/2016 1	5,050	—
	SWAPTION - SOP	CALL SCTY EX 03/09/2016 1	8,550	—
	SWAPTION - SOP	CALL SCTY EX 06/23/2016 1	30,780	(7,009)
	SWAPTION - SOP	PUT SCTY EX 10/07/2016 1	7,625	—
	SWAPTION - SOP	PUT SCTY EX 05/13/2016 1	12,760	(2,231)
	SWAPTION - SOP	PUT SCTY EX 03/15/2016 1	6,000	—
	SWAPTION - SOP	PUT SCTY EX 03/15/2016 1	4,400	—
	SWAPTION - SOP	PUT SCTY EX 03/09/2016 1	8,170	—
	SWAPTION - SOP	CALL SCTY EX 07/18/2016 1	15,812	—
	SWAPTION - SOP	CALL SCTY EX 07/25/2016 1	3,780	—
	SWAPTION - SOP	CALL SCTY EX 12/14/2016 1	1,870	—
	SWAPTION - SOP	CALL SCTY EX 12/15/2016 1	2,880	—
	SWAPTION - SOP	PUT SCTY EX 07/18/2016 1	3,315	—
	SWAPTION - SOP	PUT SCTY EX 05/25/2016 1	1,800	(264)
	SWAPTION - SOP	PUT SCTY EX 11/04/2016 1	6,655	—
	SWAPTION - SOP	PUT SCTY EX 07/19/2016 1	3,270	—
	SWAPTION - SOP	CALL SCTY EX 07/25/2016 1	10,500	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	PUT SCTY EX 06/23/2016 1	20,734	(3,420)
	SWAPTION - SOP	PUT SCTY EX 08/12/2016 1	7,877	—
	SWAPTION - SOP	PUT SCTY EX 07/21/2016 1	3,655	—
	SWAPTION - SOP	PUT SCTY EX 07/25/2016 1	3,780	—
	SWAPTION - SOP	CALL SCTY EX 04/19/2016 1	18,288	—
	SWAPTION - SOP	CALL SCTY EX 04/25/2016 1	14,430	—
	SWAPTION - SOP	PUT SCTY EX 12/14/2016 1	2,640	—
	SWAPTION - SOP	PUT SCTY EX 12/15/2016 1	2,880	—
	SWAPTION - SOP	PUT SCTY EX 07/25/2016 1	15,313	(3,203)
	US 10YR NOTE (CBT ) BOND	EX 12/20/2016 SIZE 100,000	—	(2,061,090)
	US 10YR NOTE (CBT ) BOND	EX 06/21/2016 SIZE 100,000	—	(91,875)
	US 10YR NOTE (CBT ) BOND	EX 09/21/2016 SIZE 100,000	—	597,848
	US 2YR NOTE (CBT) BOND	EX 12/30/2016 SIZE 200,000	—	148,928
	US 5YR NOTE (CBT) BOND	EX 12/30/2016 SIZE 100,000	—	(69,749)
	US 5YR NOTE (CBT) BOND	EX 12/30/2016 SIZE 100,000	—	(5,360)
	US 5YR NOTE (CBT) BOND	EX 06/30/2016 SIZE 100,000	—	21,055
	US 5YR NOTE (CBT) BOND	EX 09/30/2016 SIZE 100,000	—	(73,077)
	US 5YR NOTE (CBT) BOND	EX 03/31/2017 SIZE 100,000	—	(1,884)
	US LONG BOND(CBT) BOND	EX 12/20/2016 SIZE 100,000	—	(43,137)
	US LONG BOND(CBT) BOND	EX 12/20/2016 SIZE 100,000	—	2,072,228
	US LONG BOND(CBT) BOND	EX 06/21/2016 SIZE 100,000	—	181,272
	US LONG BOND(CBT) BOND	EX 09/21/2016 SIZE 100,000	—	(945,508)
	US ULTRA BOND CBT BOND	EX 12/20/2016 SIZE 100,000	—	(730,737)
	US ULTRA BOND CBT BOND	EX 06/21/2016 SIZE 100,000	—	(5,066)
	US ULTRA BOND CBT BOND	EX 09/21/2016 SIZE 100,000	—	403,786
SECURITIES SOLD SHORT:
	NOMURA SECURITIES INTL INC	1,120,000 SHARES	1,120,000	(1,120,000)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 10/15/2047 1,000,000	1,121,094	(1,124,258)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 11/15/2047 1,000,000	1,123,750	(1,124,688)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 02/15/2047 1,000,000	1,102,813	(1,112,500)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 03/15/2047 1,000,000	1,111,563	(1,109,375)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 04/15/2047 1,000,000	1,108,906	(1,110,703)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 05/15/2047 1,000,000	1,110,156	(1,109,688)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 06/15/2047 1,000,000	1,109,219	(1,110,000)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 07/15/2047 1,000,000	1,109,688	(1,116,250)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 08/15/2047 1,000,000	1,110,938	(1,114,375)
	TBA FGLMC SINGLE FAMILY 30YR	5.50% 09/15/2047 1,000,000	1,108,906	(1,121,836)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 11/25/2047 3,000,000	3,095,859	(3,088,828)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 04/25/2047 4,000,000	4,080,625	(4,091,563)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 06/25/2047 5,000,000	5,134,766	(5,113,672)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 07/25/2047 7,100,000	7,352,881	(7,359,594)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 09/25/2047 5,000,000	5,186,426	(5,198,047)
	TBA FNMA SINGLE FAMILY 30YR	3.50% 05/25/2047 10,700,000	11,230,820	(11,238,344)
	TBA FNMA SINGLE FAMILY 30YR	3.50% 07/25/2047 9,000,000	9,500,859	(9,502,578)
	TBA FNMA SINGLE FAMILY 30YR	4.00% 01/25/2047 5,000,000	5,210,938	(5,210,938)
	TBA FNMA SINGLE FAMILY 30YR	4.00% 05/25/2047 5,000,000	5,318,750	(5,331,641)
	TBA FNMA SINGLE FAMILY 30YR	4.00% 06/25/2047 5,000,000	5,332,227	(5,333,984)
	TBA FNMA SINGLE FAMILY 30YR	4.00% 07/25/2047 3,600,000	3,853,969	(3,858,750)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2016
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT (CONTINUED):
	TBA FNMA SINGLE FAMILY 30YR	6.00% 10/25/2047 3,000,000	3,437,813	(3,442,148)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 02/25/2047 1,500,000	1,696,055	(1,702,031)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 03/25/2047 1,500,000	1,698,750	(1,708,594)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 04/25/2047 1,500,000	1,706,719	(1,712,578)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 05/25/2047 1,500,000	1,710,820	(1,710,117)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 06/25/2047 1,500,000	1,708,594	(1,712,871)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 07/25/2047 1,500,000	1,711,582	(1,716,328)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 08/25/2047 1,500,000	1,715,625	(1,709,766)
	TBA FNMA SINGLE FAMILY 30YR	6.00% 09/25/2047 1,500,000	1,709,063	(1,717,617)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 04/15/2047 11,000,000	11,394,883	(11,407,344)
			103,863,934	(100,675,180)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The JPMorgan Chase 401(k) Savings Plan
(Registrant)

By:	/s/ Nicole Giles
Nicole Giles

Managing Director and Corporate Controller
(Principal Accounting Officer)

Date: June 27, 2017

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

INDEX TO EXHIBIT

Exhibit No.	Description of Exhibit	Page at which located

23	Consent of Independent Registered Public Accounting Firm	64